1933 Act File No.: 333-104669

1940 Act File No.: 811-00266

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT

UNDER

SECURITIES ACT OF 1933 Pre-Effective Amendment No. Post-Effective Amendment No. 12	☒ ☐ ☒

and/or

REGISTRATION STATEMENT

UNDER

THE INVESTMENT COMPANY ACT OF 1940 Amendment No. 46	☒ ☒

Exact Name of Registrant as Specified in Charter:

TRI-CONTINENTAL CORPORATION

Address of Principal Executive Offices (Number, Street, City, State, Zip Code):

225 Franklin Street, Boston, Massachusetts 02110

Registrant’s Telephone Number, including Area Code:

(800) 345-6611

Name and Address (Number, Street, City, State, Zip Code) of Agent for Service:

Scott R. Plummer, 5228 Ameriprise Financial Center, Minneapolis, MN 55474

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box.  ☐

It is proposed that this filing will become effective (check appropriate box)

☒	when declared effective pursuant to section 8(c)
☐	immediately upon filing pursuant to paragraph (b)
☐	on (date) pursuant to paragraph (b)
☐	60 days after filing pursuant to paragraph (a)
☐	on (date) pursuant to paragraph (a) of Rule 486.

If appropriate, check the following box:

☐	This Post-Effective Amendment designates a new effective date for a previously filed Post-Effective Amendment or Registration Statement.
☐	This Post-Effective Amendment on Form N-2 is filed to register additional securities for an offering pursuant to Rule 462(b)(1) under the Securities Act of 1933 and the Securities Act Registration Statement Number of the earlier effective Registration Statement for the same offering is:

Tri-Continental Corporation

Prospectus May 1, 2013

Tri-Continental Corporation seeks future growth of both capital and income while providing reasonable current income.

The Securities and Exchange Commission has neither approved nor disapproved these securities, and it has not determined this Prospectus to be accurate or adequate. Any representation to the contrary is a criminal offense.

Not FDIC Insured ¡ May Lose Value  ¡ No Bank Guarantee

an investment you can live with

Prospectus

May 1, 2013

225 Franklin Street

Boston, Massachusetts 02110

Toll-Free Telephone (800) 345-6611

Tri-Continental Corporation (the “Corporation”) is a diversified, closed-end management investment company — a publicly traded investment fund. The Corporation’s shares of common stock (the “Common Stock”) are traded primarily on the New York Stock Exchange under the symbol “TY.” The closing market price of the Common Stock on February 28, 2013 was $17.06 per share.

The Corporation invests primarily for the longer term, and the Corporation’s objective is to produce future growth of both capital and income while providing reasonable current income. The Corporation may invest in all types of securities. See “Investment Objective and Other Policies and Related Risks.” No assurance can be given that the Corporation’s investment objective will be realized. The Corporation’s manager is Columbia Management Investment Advisers, LLC (“Columbia Management” or the “Manager”).

This Prospectus applies to all shares of Common Stock purchased under the Corporation’s various investment plans for which an exemption from registration under the Securities Act of 1933, as amended (the “1933 Act”), is not available, and to all shares of Common Stock issued upon exercise of the Corporation’s outstanding Warrants. See “Investment Plans and Other Services.” The shares of Common Stock covered by this Prospectus also may be issued from time to time by the Corporation to acquire the assets of personal holding companies, private investment companies or publicly owned investment companies. See “Issuance of Shares in Connection with Acquisitions.”

This Prospectus sets forth the information that a prospective investor should know about the Corporation before investing. Investors are advised to read this Prospectus carefully and to retain it for future reference. Additional information about the Corporation, including a Statement of Additional Information (“SAI”) dated May 1, 2013, has been filed with the Securities and Exchange Commission. The SAI, as well as the Corporation’s most recent Annual and Mid-Year Reports are also available upon request and without charge by writing to Columbia Management Investment Services Corp. (“CMISC” or the “Service Agent”), the Corporation’s stockholder servicing, dividend paying and transfer agent, at P.O. Box 8099, Boston, Massachusetts 02266-8099 or calling the Service Agent at the telephone number listed above. Investors may also write or call the Service Agent in order to request other available information or to make stockholder inquiries. The SAI is incorporated herein by reference in its entirety and its table of contents appears on page 23 of this Prospectus. The 2012 Annual Report contains financial statements of the Corporation for the year ended December 31, 2012, which are incorporated by reference into the SAI. The SAI, as well as the Corporation’s most recent Annual and Mid-Year Reports are also available at www.columbiamanagement.com. The website references in this Prospectus are inactive textual references and information contained in or otherwise accessible through this website does not form a part of this Prospectus. The Securities and Exchange Commission maintains a web site (www.sec.gov) that contains the Prospectus, SAI, material incorporated by reference, and other information filed electronically by the Corporation.

Common Stock

($0.50 par value)

TRI-CONTINENTAL CORPORATION — 2013 PROSPECTUS	1p

Summary of Corporation Expenses	3p
Prospectus Summary	4p
The Corporation	4p
Financial Highlights	5p
Capitalization at February 28, 2013	9p
Trading and Net Asset Value Information	9p
Investment Objective and Other Policies and Related Risks	10p
Management of the Corporation	13p
Description of Capital Stock	16p
Description of Warrants	17p
Computation of Net Asset Value	17p
Dividend Policy and Taxes	17p
Investment Plans and Other Services	19p
Issuance of Shares in Connection with Acquisitions	22p
Table of Contents of the Statement of Additional Information	23p

2p	TRI-CONTINENTAL CORPORATION — 2013 PROSPECTUS

Summary of Corporation Expenses

The following table illustrates the expenses and fees that the Corporation expects to incur and that you can expect to bear as a holder of the Corporation’s Common Stock. The total annual expenses in the fee and expense table below are based on expenses incurred during the Corporation’s most recently completed fiscal year and are expressed as a percentage (expense ratio) of the Corporation’s average net assets during the period. The expense ratio has been adjusted to reflect current fee arrangements, but has not been adjusted to reflect the Corporation’s assets as of a different period or point in time, as asset levels will fluctuate. In general, the Corporation’s annual operating expense ratio will increase as the Corporation’s assets decrease, such that the Corporation’s actual expense ratio may be higher than the expense ratio presented in the table.

Columbia Management provides investment management services for a fee, as disclosed in the fee table below. Columbia Management also serves as administrative services agent for the Corporation. Columbia Management charges a fee for administrative services provided to the Corporation (reflected in the Corporation’s “Other Expenses” in the fee table below). Please see the “Management of the Corporation” section of the prospectus for a description of such fees.

Stockholder Transaction Expenses
Automatic Dividend Investment and Cash Purchase Plan Fees	$2.00	(1)

Annual Expenses (as a percentage of net assets attributable to Common Stock)
Management Fees	0.36%
Other Expenses(2)	0.13%
Acquired fund fees and expenses	0.05%
Total Annual Expenses Before Impact of Dividends on Preferred Stock	0.54%

Impact of Dividends on Preferred Stock	0.16%
Total Annual Expenses, including Impact of Dividends on Preferred Stock	0.70%

(1)

Stockholders participating in the Corporation’s Cash Purchase Plan pay a $2.00 fee per transaction. See “Investment Plans and Other Services — Automatic Dividend Investment and Cash Purchase Plan” for a description of the investment plans and services.

(2)

“Other Expenses” includes administrative services fees, and transfer and stockholder service agent fees and expenses, and have been restated to reflect contractual changes to certain fees paid by the Fund.

The following example illustrates the costs you would pay on a $1,000 investment, assuming a 5% annual return (includes the impact of dividends on preferred stock):

	1 Year	3 Years	5 Years	10 Years
Tri-Continental Corporation Common Stock	$7	$22	$39	$87

If dividends on the Corporation’s Preferred Stock (as defined herein) were not included, the total expenses incurred for 1, 3, 5 and 10 years will be $6, $17, $30 and $68.

The purpose of the table above is to assist you in understanding the various costs and expenses you will bear directly or indirectly. For more complete descriptions of the various costs and expenses, see “Management of the Corporation” and “Investment Plans and Other Services — Automatic Dividend Investment and Cash Purchase Plan.”

The example does not represent actual costs, which may be more or less than those shown. Moreover, the Corporation’s actual rate of return may be more or less than the hypothetical 5% return shown in the example.

TRI-CONTINENTAL CORPORATION — 2013 PROSPECTUS	3p

Prospectus Summary

The following is qualified in its entirety by the more detailed information included elsewhere in this Prospectus.

This Prospectus applies to shares of Common Stock of the Corporation. The Corporation invests primarily for the longer term and has no charter restrictions with respect to such investments. The Corporation’s objective is to produce future growth of both capital and income while providing reasonable current income. There can be no assurance that this objective will be achieved. With respect to the Corporation’s investments, assets may be held in cash or invested in all types of securities in whatever amounts or proportions the Manager believes is best suited to current and anticipated economic and market conditions. These may include preferred and common stocks, debt securities, repurchase agreements, derivatives, including options, futures contracts and equity-linked notes, illiquid securities and securities of foreign issuers (including emerging markets issuers), each of which could involve certain risks. The Corporation also employs leverage through its outstanding shares of preferred stock. See “Investment Objective and Other Policies and Related Risks.”

Columbia Management Investment Advisers, LLC, a wholly owned subsidiary of Ameriprise Financial, Inc., is the investment manager of the Corporation. Columbia Management also serves as administrative services agent to the Corporation and provides or compensates others to provide accounting, treasury and other services to the Corporation and the other Columbia funds.

The management fee rate for the year ended December 31, 2012 was equivalent to 0.36% of the Corporation’s average daily net assets. See “Management of the Corporation” for more information.

Shares of Common Stock covered by this Prospectus may be purchased from time to time by the Service Agent, the Plan service agent for the Automatic Dividend Investment and Cash Purchase Plans, Individual Retirement Accounts (“IRAs”) and Retirement Plans for Self-Employed Individuals, Partnerships and Corporations (collectively, the “Plans”), as directed by participants, and may be sold from time to time by the Service Agent for participants in Systematic Withdrawal Plans. See “Investment Plans and Other Services.” Shares will be purchased for the Plans on the New York Stock Exchange or elsewhere when the market price of the Common Stock is equal to or less than its net asset value, and any brokerage commissions applicable to such purchases will be charged pro rata to the Plan participants. Shares will be purchased for the Plans from the Corporation at net asset value when the net asset value is lower than the market price, all as more fully described in this Prospectus.

The Board re-approved the Corporation’s stock repurchase program for 2013. Identical to the Corporation’s 2012 stock repurchase program, the Corporation’s 2013 stock repurchase program allows the Corporation to repurchase up to 5% of the Corporation’s outstanding Common Stock during the year directly from Stockholders and in the open market, provided that, with respect to shares purchased in the open market, the excess of the net asset value of a share of Common Stock over its market price (the discount) is greater than 10%. During 2012, the Corporation purchased 806,299 shares of Common Stock in the open market. The intent of the stock repurchase program is, among other things, to moderate the growth in the number of shares of Common Stock outstanding, increase the NAV of the Corporation’s outstanding shares, reduce the dilutive impact on stockholders who do not take capital gains distributions in additional shares and increase the liquidity of the Corporation’s Common Stock in the marketplace.

The Corporation

The Corporation is a Maryland corporation formed in 1929 by the consolidation of two predecessor corporations. It is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a diversified management investment company of the closed-end type. The Corporation’s Common Stock is listed on the New York Stock Exchange under the symbol “TY.” The average weekly trading volume on that and other exchanges during 2012 was 283,733 shares. The Corporation’s Common Stock has historically been traded on the market at less than net asset value. As of February 28, 2013, the Corporation had 62,820,475 shares of Common Stock outstanding and net assets attributable to Common Stock of $1,239,721,360.

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Financial Highlights

The Corporation’s financial highlights for 2012 presented on the following pages have been derived from the financial statements audited by PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm. Financial highlights for the fiscal years 2009 through 2011 were derived from the financial statements audited by Ernst & Young LLP. Financial highlights for the fiscal years prior to 2009 were derived from the financial statements audited by other auditors. The information below, which is derived from the financial and accounting records of the Corporation, should be read in conjunction with the financial statements and notes contained in the Corporation’s 2012 Annual Report, which may be obtained from CMISC as provided in this Prospectus.

“Per Share Operating Performance” data is designed to allow you to trace the operating performance, on a per Common Stock share basis, from the beginning net asset value to the ending net asset value so that you can understand what effect the individual items have on your investment, assuming it was held throughout the year. Generally, the per share amounts are derived by converting the actual dollar amounts incurred for each item, as disclosed in the financial statements, to their equivalent per Common Stock share amounts, using average shares outstanding during the period.

The total investment return based on market value measures the Corporation’s performance assuming you purchased shares of the Corporation at the market value as of the beginning of the year, invested dividends and capital gains paid as provided for in the Corporation’s Automatic Dividend Investment and Cash Purchase Plan, and then sold your shares at the closing market value per share on the last day of the year. The computation does not reflect any sales commissions you may incur in purchasing or selling shares of the Corporation. The total investment return based on net asset value is similarly computed except that the Corporation’s net asset value is substituted for the corresponding market value.

The ratios of expenses and net investment income to average net assets for Common Stock for the periods presented do not reflect the effect of dividends paid to holders of the Corporation’s $2.50 cumulative preferred stock (the “Preferred Stock”).

TRI-CONTINENTAL CORPORATION — 2013 PROSPECTUS	5p

	Year ended December 31,
	2012	2011	2010	2009
Per share data
Net asset value, beginning of period	$16.77	$15.96	$13.73	$11.29
Income from investment operations:
Net investment income	.63	.33	.30	.20
Net realized and unrealized gain (loss)	2.00	.79	2.28	2.42
Increase from payments by affiliate	—	—	—	.04
Total from investment operations	2.63	1.12	2.58	2.66
Less distributions to Stockholders from:
Net investment income
Preferred stock	(.03)	(.03)	(.03)	(.03)
Common stock	(.60)	(.28)	(.25)	(.17)
Net realized gains
Common stock	—	—	—	—
Tax return of capital
Common stock	—	—	—	(.02)
Total distributions to Stockholders	(.63)	(.31)	(.28)	(.22)
Capital stock transactions at market price	—	—	(.07)	—
Net asset value, end of period	$18.77	$16.77	$15.96	$13.73
Adjusted net asset value, end of period(b)	$18.71	$16.72	$15.90	$13.69
Market price, end of period	$16.00	$14.23	$13.76	$11.52
Total return
Based upon net asset value	16.24%	7.15%	18.58%	24.11% (c)
Based upon market price	16.77%	5.46%	21.85%	19.24%
Ratios to average net assets(e)
Expenses to average net assets for Common Stock	.52%	.59%	.60%	.98%
Net investment income to average net assets for Common Stock	3.28%	1.80%	1.84%	1.46%
Supplemental data
Net assets, end of period (000’s):
Common stock	$1,183,285	$1,078,160	$1,061,251	$946,344
Preferred stock	37,637	37,637	37,637	37,637
Total net assets	$1,220,922	$1,115,797	$1,098,888	$983,981
Portfolio turnover	68%	97%	86%	70%

Notes to Financial Highlights

(a)	Reflects the issuance of Common Stock in distributions.
(b)	Assumes the exercise of outstanding warrants.
(c)	During the year ended Dec. 31, 2009, the Corporation received a payment by affiliate. Had the Corporation not received this payment, the total return would have been lower by 0.47%.
(d)	Excluding the effect of a payment received from the Corporation’s predecessor investment manager, the total return would have been 13.33%.
(e)

In addition to the fees and expenses which the Corporation bears directly, the Corporation indirectly bears a pro rata share of the fees and expenses of the acquired funds in which it invests. Such indirect expenses are not included in the reported expense ratios.

6p	TRI-CONTINENTAL CORPORATION — 2013 PROSPECTUS

Year ended December 31,
2008		2007	2006	2005	2004	2003

$23.03		$25.66	$22.16	$21.87	$19.55	$15.72

.52		.84	.33	.26	.26	.18
(9.88)		(1.01)	3.47	.29	2.31	3.84
—		—	—	—	—	—
(9.36)		(.17)	3.80	.55	2.57	4.02

(.02)		(.02)	(.02)	(.02)	(.02)	(.02)
(.50)		(.87)	(.28)	(.24)	(.23)	(.17)

(.39)		(1.57)	—	—	—	—

(1.22)		—	—	—	—	—
(2.13)		(2.46)	(.30)	(.26)	(.25)	(.19)
(.25)	(a)	—	—	—	—	—
$11.29		$23.03	$25.66	$22.16	$21.87	$19.55
$11.26		$22.98	$25.60	$22.10	$21.82	$19.51
$9.86		$20.90	$22.38	$18.58	$18.28	$16.40

(43.77%)		(.52% )	17.38%	2.66%	13.36% (d)	25.84%
(45.89%)		3.51%	22.10%	2.98%	12.95%	25.24%

.73%		.66%	.80%	.65%	.66%	.70%
2.96%		3.22%	1.40%	1.20%	1.28%	1.05%

$893,899		$2,373,429	$2,657,209	$2,392,304	$2,470,781	$2,310,999
37,637		37,637	37,637	37,637	37,637	37,637
$931,536		$2,411,066	$2,694,846	$2,429,941	$2,508,418	$2,348,636
111%		123%	122%	71%	47%	139%

TRI-CONTINENTAL CORPORATION — 2013 PROSPECTUS	7p

SENIOR SECURITIES — $2.50 CUMULATIVE PREFERRED STOCK

The following information is being presented with respect to the Corporation’s $2.50 cumulative Preferred Stock. The first column presents the number of shares of Preferred Stock outstanding at the end of each year presented. “Year-End Asset Coverage Per Share” represents the total amount of net assets of the Corporation in relation to each share of Preferred Stock outstanding as of the end of the respective year. The “Involuntary Liquidation Preference Per Share” is the amount each share of Preferred Stock would be entitled to upon involuntary liquidation of these shares.

Year	Total Shares Outstanding	Year-End Asset Coverage Per Share	Involuntary Liquidation Preference Per Share	Average Daily Market Value Per Share

2012	752,740	$1,622	$50	$50.02
2011	752,740	1,482	50	46.33
2010	752,740	1,460	50	46.62
2009	752,740	1,307	50	42.31
2008	752,740	1,238	50	42.08
2007	752,740	3,203	50	43.77
2006	752,740	3,580	50	43.48
2005	752,740	3,228	50	45.70
2004	752,740	3,332	50	45.40
2003	752,740	3,120	50	44.16

8p	TRI-CONTINENTAL CORPORATION — 2013 PROSPECTUS

Capitalization at February 28, 2013

Title of Class	Authorized		Outstanding	Amount Held by Corporation or for its Account

$2.50 Cumulative Preferred Stock, $50 par value	1,000,000 shs.		752,740 shs.	-0- shs.
Common Stock, $0.50 par value	159,000,000 shs.	*	63,052,938 shs.	-0- shs.
Warrants to purchase Common Stock	8,148 wts.		8,148 wts.	-0- wts.
*	197,100 shares of Common Stock were reserved for issuance upon the exercise of outstanding Warrants.

Trading and Net Asset Value Information

The following table shows the high and low closing prices of the Corporation’s Common Stock on the composite tape for issues listed on the New York Stock Exchange for each calendar quarter since the beginning of 2011, as well as the net asset values and the range of the percentage discounts to net asset value per share that correspond to such prices.

	Market Price		Corresponding Net Asset Value		Corresponding Discount to Net Asset Value
	High	Low	High	Low	High	Low
2011
1st Q	14.75	13.76	17.05	15.96	(13.49)	(13.78)
2nd Q	15.17	14.22	17.65	16.52	(14.05)	(13.92)
3rd Q	15.33	12.55	17.73	14.74	(13.54)	(14.86)
4th Q	14.56	12.33	17.03	14.51	(14.50)	(15.02)
2012
1st Q	16.12	14.23	18.78	16.77	(14.16)	(15.15)
2nd Q	16.06	14.61	18.80	17.09	(14.57)	(14.51)
3rd Q	16.47	15.29	19.32	17.83	(14.75)	(14.25)
4th Q	16.53	15.30	19.19	17.99	(13.86)	(14.95)
2013
1st Q	17.60	16.41	20.18	19.13	(12.78)	(14.22)

The Corporation’s Common Stock has historically been traded on the market at less than net asset value. The closing market price, net asset value and percentage discount to net asset value per share of the Corporation’s Common Stock on March 31, 2013 were $17.55, $20.20 and 13.12%

TRI-CONTINENTAL CORPORATION — 2013 PROSPECTUS	9p

Investment Objective and Other Policies and Related Risks

The Corporation is a Maryland corporation formed in 1929 by the consolidation of two predecessor corporations. It is registered under the 1940 Act as a diversified management investment company of the closed-end type.

The Corporation invests primarily for the longer term and has no charter restrictions with respect to such investments. The Corporation’s investment objective is to produce future growth of both capital and income while providing reasonable current income. There can be no assurance that this objective will be achieved. With respect to the Corporation’s investments, assets may be held in cash or invested in all types of securities, that is, in common stocks, bonds, convertible bonds (including high yield instruments), debentures, notes, preferred and convertible preferred stocks, rights and warrants, derivatives (including options, futures contracts, swaps and equity-linked notes), and other securities, in whatever amounts or proportions the Manager believes best suited to current and anticipated economic and market conditions. Fixed income and convertible securities may be rated below investment grade or be deemed to have a comparable rating. The Corporation may invest in fixed income securities of any maturity and does not seek to maintain a particular dollar-weighted average maturity. The Corporation may invest in foreign securities, including securities of emerging markets issuers. The Corporation also employs leverage through its outstanding shares of preferred stock.

The Corporation’s present investment policies, in respect to which it has freedom of action, are:

(1) it keeps investments in individual issuers within the limits permitted diversified companies under the 1940 Act (i.e., 75% of its total assets must be represented by cash items, government securities, securities of other investment companies, and securities of other issuers which, at the time of investment, do not exceed 5% of the Corporation’s total assets at market value in the securities of any issuer and do not exceed 10% of the voting securities of any issuer);

(2) it does not make investments with a view to exercising control or management except that, as of the date hereof, it has an investment in Seligman Data Corp., the former shareholder servicing agent for the Corporation;

(3) it ordinarily does not invest in other investment companies, but it may purchase up to 3% of the voting securities of such investment companies, provided purchases of securities of a single investment company do not exceed in value 5% of the total assets of the Corporation and all investments in investment company securities do not exceed 10% of total assets; and

(4) it has no fixed policy with respect to portfolio turnover and purchases and sales in the light of economic, market and investment considerations. The portfolio turnover rates for the ten fiscal years ended December 31, 2012 are shown under “Financial Highlights.”

The foregoing investment objective and policies may be changed by the Corporation’s Board of Director’s (the “Board”) without stockholder approval, unless such a change would change the Corporation’s status from a “diversified” to a “non-diversified” company under the 1940 Act.

The Corporation has fundamental policies relating to the issuance of senior securities, the borrowing of money, the underwriting of securities of other issuers, the concentration of investments in a particular industry or groups of industries, the purchase or sale of real estate, the purchase or sale of commodities or commodity contracts, and the making of loans. These policies may not be changed without a vote of stockholders. A more detailed description of the Corporation’s investment policies, including a list of those restrictions on the Corporation’s investment activities which cannot be changed without such a vote, appears in the SAI. Within the limits of these fundamental policies, the Manager has reserved freedom of action.

Foreign/Emerging Markets Securities and their Risks: The Corporation may invest up to 25% of its net assets in foreign investments. Foreign securities are securities of issuers based outside the United States. An issuer is deemed to be based outside the United States if it is organized under the laws of another country. Foreign securities are primarily denominated in foreign currencies. In addition to the risks normally associated with domestic securities of the same type, foreign securities are subject to the following foreign risks:

Country risk includes the political, economic, and other conditions of the country. These conditions include lack of publicly available information, less government oversight (including lack of accounting, auditing, and financial reporting standards), the possibility of government-imposed restrictions, and the nationalization of assets. The liquidity of foreign investments may be more limited than for most U.S. investments, which means that, at times it may be difficult to sell foreign securities at desirable prices.

Currency risk results from the constantly changing exchange rate between local currency and the U.S. dollar. Whenever the Corporation holds securities valued in a foreign currency or holds the currency, changes in the exchange rate add to or subtract from the value of the investment.

Custody risk refers to the process of clearing and settling trades. It also covers holding securities with local agents and depositories. Low trading volumes and volatile prices in less developed markets make trades harder to complete and settle. Local agents are held only to the standard of care of the local market. Governments or trade groups may compel local agents to hold securities in designated depositories that are not subject to independent evaluation. The less developed a country’s securities market is, the greater the likelihood of problems occurring.

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Emerging markets risk includes the dramatic pace of change (including economic, social and political change) in these countries as well as the other considerations listed above. These markets are in early stages of development and are extremely volatile. They can be marked by extreme inflation, devaluation of currencies, dependence on trade partners, and hostile relations with neighboring countries.

Common Stock Risk. An adverse event, such as an unfavorable earnings report, may depress the value of a particular common stock held by the Corporation. Also, the prices of common stocks are sensitive to general movements in the stock market and a drop in the stock market may depress the price of common stocks to which the Corporation has exposure. Common stock prices fluctuate for several reasons, including changes to investors’ perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or when political or economic events affecting an issuer occurs. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Convertible Securities Risk. The Corporation may invest in convertible securities, including convertible preferred stocks and convertible bonds. Convertible securities react to changes in the value of the asset into which they convert, and thus are also subject to the risks associated with that asset. Therefore, convertible preferred stocks are subject to not only Preferred Stock Risk, but are also subject to Common Stock Risk as a result of a feature of convertible preferred stock that permits its conversion to common stock. Convertible bonds are subject to Interest Rate Risk and Credit Risk and, as a result of a feature of convertible bonds (which permits the bond to convert to common stock), is also subject to Common Stock Risk. Because the value of a convertible bond can be influenced by both interest rates and market movements, a convertible security generally is not as sensitive to interest rates as a similar debt security, and generally will not vary in value in response to other factors to the same extent as the underlying common stock. In the event of a liquidation of the issuer, holders of convertible securities would typically be paid before the issuer’s common stockholders but after holders of any senior debt obligations of the issuer. The Corporation may be forced to convert a convertible security at an inopportune time, which may decrease the Corporation’s return.

Credit Risk. Credit risk is the risk that the issuer of a fixed-income security may or will default or otherwise become unable or unwilling to honor a financial obligation, such as making payments. If the Corporation purchases unrated securities, or if the rating of a security is reduced after purchase, the Corporation will depend on analysis of credit risk more heavily than usual. Lower quality or unrated securities held by the Corporation may present increased credit risk.

High-Yield Securities Risk. The Corporation may invest in below-investment grade fixed-income securities, commonly called “high-yield” or “junk” bonds. These securities may react more to perceived changes in the ability of the issuing entity or obligor to pay interest and principal when due than to changes in interest rates. Below-investment grade securities have greater price fluctuations and are more likely to experience a default than investment grade fixed-income securities. High-yield securities are considered to be predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal.

Interest Rate Risk. Interest rate risk is the risk of losses attributable to changes in interest rates. Interest rate risk is generally associated with fixed-income securities: when interest rates rise, the prices generally fall. In general, the longer the maturity or duration of a fixed-income security, the greater its sensitivity to changes in interest rates. Interest rate changes also may increase prepayments of debt obligations, which, in turn, would increase prepayment risk.

Preferred Stock Risk. The Corporation may invest in preferred stock, which is a type of stock that pays dividends at a specified rate and that has preference over common stock in the payment of dividends and the liquidation of assets. Preferred stock does not ordinarily carry voting rights. The price of a preferred stock is generally determined by earnings, type of products or services, projected growth rates, experience of management, liquidity, and general market conditions of the markets on which the stock trades. Although one or more of the other risks described in this Prospectus may apply to investments in preferred stocks, the largest risks associated with investments in preferred stock include Issuer Risk and Market Risk.

Leverage and its Risks: Senior securities issued or money borrowed to raise funds for investment have a prior fixed dollar claim on the Corporation’s assets and income. Any gain in the value of securities purchased or income received in excess of the cost of the amount borrowed or interest or dividends payable causes the net asset value of the Corporation’s Common Stock or the income available to it to increase more than otherwise would be the case. Conversely, any decline in the value of securities purchased or income received on them that is less than the asset or income claims of the senior securities or cost of borrowed money causes the net asset value of the Common Stock or income available to it to decline more sharply than would be the case if there were no prior claim. Funds obtained through senior securities or borrowings thus create investment opportunity, but they also increase exposure to risk. This influence ordinarily is called “leverage.” As of February 28, 2013, the only senior securities of the Corporation outstanding were 752,740 shares of its $2.50 Cumulative Preferred Stock, $50 par value. The dividend rate as of February 28, 2013 on the Preferred Stock was $2.50 per annum payable quarterly. Based on the net asset value of the Corporation’s Common Stock on February 28, 2013, the Corporation’s portfolio requires an annual return of 0.15% in order to cover dividend payments on the Preferred Stock. For a description of such payments, see “Description of Capital Stock.” The following table illustrates the effect of leverage relating to presently outstanding Preferred Stock on the return available to a holder of the Corporation’s Common Stock.

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Assumed return on portfolio (net of expenses)	-10%	-5%	0%	5%	10%
Corresponding return to common stockholder	-10.46%	-5.30%	-0.15%	5.00%	10.15%

The purpose of the table above is to assist you in understanding the effects of leverage caused by the Corporation’s Preferred Stock. The percentages appearing in the table are hypothetical. Actual returns may be greater or less than those shown above.

The use of leverage creates certain risks for the Corporation’s Common Stockholders, including the greater likelihood of higher volatility of the Corporation’s return, its net asset value and the market price of the Corporation’s Common Stock. Changes in the value of the Corporation’s total assets will have a disproportionate effect on the net asset value per share of Common Stock because of the Corporation’s leveraged assets. For example, if the Corporation was leveraged equal to 50% of the Corporation’s Common Stock equity, it would show an approximately 1.5% increase or decline in net asset value for each 1% increase or decline in the value of its total assets. An additional risk of leverage is that the cost of the leverage plus applicable Corporation expenses may exceed the return on the transactions undertaken with the proceeds of the leverage, thereby diminishing rather than enhancing the return to the Corporation’s Common Stockholders. These risks generally would make the Corporation’s return to Common Stockholders more volatile. The Corporation also may be required to sell investments in order to make interest payments on borrowings used for leverage when it may be disadvantageous to do so. Because the fees received by the Manager are based on the net assets of the Corporation (including assets attributable to the Corporation’s Preferred Stock and borrowings that may be outstanding), the Manager has a financial incentive for the Corporation to maintain the Preferred Stock or use borrowings, which may create a conflict of interest between the Manager, on the one hand, and the Common Stockholders on the other hand.

Active Management Risk. The Corporation is actively managed and its performance therefore will reflect in part the ability of the portfolio managers to select securities and to make investment decisions that are suited to achieving the Corporation’s investment objective. Due to its active management, the Corporation could underperform other funds with similar investment objectives.

Issuer Risk. An issuer may perform poorly, and therefore, the value of its securities and bonds may decline, which would negatively affect the Corporation’s performance.

Market Risk. The market value of securities may fall, fail to rise, or fluctuate, sometimes rapidly and unpredictably. Market risk may affect a single issuer, sector of the economy, industry, or the market as a whole. These risks are generally greater for small and mid-sized companies. Focus on a particular style, for example, investment in growth or value securities, may cause the Corporation to underperform other funds if that style falls out of favor with the market.

The Corporation may not invest 25% or more of its total assets in securities of companies in any one industry. The Corporation may, however, invest a substantial percentage of its assets in certain industries or economic sectors believed to offer good investment opportunities. If an industry or economic sector in which the Corporation is invested falls out of favor, the Corporation’s performance may be negatively affected.

Quantitative Model Risk. Securities selected using quantitative methods may perform differently from the market as a whole as a result of the factors used in the quantitative method, the weight placed on each factor, and changes in the factors’ historical trends. The quantitative methodology employed by the Manager has been extensively tested using historical securities market data, but has only recently begun to be used to manage investment companies. There can be no assurance that the methodology will enable the Corporation to achieve its objective.

Derivatives Risk. The Corporation may use derivatives such as futures, options, swaps and forward contracts, to produce incremental earnings, to hedge existing positions, maintain investment efficiency or to increase flexibility. Derivatives are financial instruments that have a value which depends upon, or is derived from, the value of something else, such as one or more underlying securities, pools of securities, options, futures, indexes or currencies. Losses involving derivative instruments may be substantial, because a relatively small price movement in the underlying security(ies), instrument, currency or index may result in a substantial loss for the Corporation. In addition to the potential for increased losses, the use of derivative instruments may lead to increased volatility within the Corporation. Derivative instruments in which the Corporation invests will typically increase the Corporation’s exposure to risks to which it is otherwise exposed, and may expose the Corporation to additional risks, including correlation risk, counterparty credit risk, hedging risk, leverage risk, and liquidity risk.

Correlation risk is related to hedging risk and is the risk that there may be an incomplete correlation between the hedge and the opposite position, which may result in increased or unanticipated losses.

Counterparty credit risk is the risk that a counterparty to the derivative instrument becomes bankrupt or otherwise fails to perform its obligations due to financial difficulties, and the Corporation may obtain no recovery of its investment or may only obtain a limited recovery, and any recovery may be delayed.

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Hedging risk is the risk that derivative instruments used to hedge against an opposite position may offset losses, but they may also offset gains. There is no guarantee that a hedging strategy will eliminate the risk which the hedging strategy is intended to offset, which may lead to losses within the Corporation.

Leverage risk is the risk that losses from the derivative instrument may be greater than the amount invested in the derivative instrument.

Liquidity risk is the risk that the derivative instrument may be difficult or impossible to sell or terminate, which may cause the Corporation to be in a position to do something the Manager would not otherwise choose, including accepting a lower price for the derivative instrument, selling other investments or foregoing another, more appealing investment opportunity.

Derivative instruments which are not traded on an exchange, including, but not limited to, forward contracts, swaps and over-the-counter options, may have increased liquidity risk. Certain derivatives have the potential for unlimited losses, regardless of the size of the initial investment.

Portfolio Turnover Risk. The Corporation may actively and frequently trade securities in its portfolio to carry out its investment strategies. A high portfolio turnover rate increases transaction costs which may increase the Corporation’s expenses. Frequent and active trading may cause adverse tax consequences for investors in the Corporation due to an increase in short-term capital gains.

An investment in the Corporation is not a deposit in a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Management of the Corporation

Columbia Management Investment Advisers, LLC, 225 Franklin Street, Boston, Massachusetts 02110, is the investment manager to all of the Columbia funds and is a wholly-owned subsidiary of Ameriprise Financial. Ameriprise Financial is a financial planning and financial services company that has been offering solutions for clients’ asset accumulation, income management and protection needs for more than 110 years. In addition to managing investments for the Columbia funds, Columbia Management manages investments for itself and its affiliates. For institutional clients, Columbia Management and its affiliates provide investment management and related services, such as separate account asset management, and institutional trust and custody, as well as other investment products. For all of its clients, Columbia Management seeks to allocate investment opportunities in an equitable manner over time. See the SAI for more information.

Under an Investment Management Services Agreement between Columbia Management and the Corporation (the “Management Agreement”), the Manager determines on behalf of the Corporation which securities will be purchased, held or sold. The annual management fee rate charged by the Manager is 0.355% of the Corporation’s average daily net assets. The management fee for the year ended December 31, 2012 was 0.36% of the Corporation’s average daily net assets.

Under an Administrative Services Agreement between the Corporation and Columbia Management, Columbia Management provides, or compensates others to provide, administrative services, including accounting, treasury and other services to the Corporation for a fee at an annual rate equal to a percentage of the Corporation’s average daily net assets as follows:

Asset levels and breakpoints in applicable fees
	$0-500,000,000	500,000,001- 1,000,000,000	1,000,000,001- 3,000,000,000	3,000,000,001- 12,000,000,000	12,000,000,001 or more
Tri-Continental Corporation	0.060%	0.055%	0.050%	0.040%	0.030%

For the year ended December 31, 2012, administrative services were provided to the Corporation by Columbia Management, for which the Corporation paid to Columbia Management 0.06% of the Corporation’s average daily net assets.

The Management Agreement was originally entered into on November 7, 2008 and will continue in full force and effect and from year to year thereafter if such continuance is approved in the manner required by the 1940 Act (i.e., by a vote of a majority of the Board or of the outstanding voting securities of the Corporation and by a vote of a majority of Corporation’s directors who are not parties to the Management Agreement or “interested persons” (as defined in the 1940 Act) of any such party). The Management Agreement may be terminated by either the Corporation or Columbia Management at any time by giving the other party 60 days’ written notice of such intention to terminate, provided that any termination shall be made without the payment of any penalty, and provided further that termination may be effected either by the Board or by a vote of the majority of the outstanding voting shares of the Corporation. The Management Agreement will terminate automatically in the event of its assignment, as such term is defined in the 1940 Act.

Under the Management Agreement, the Corporation also pays taxes, brokerage commissions and nonadvisory expenses, which include custodian fees and charges; fidelity bond premiums; certain legal fees; registration fees for shares, as necessary; consultants’ fees; compensation of Board members, officers and employees not employed by the Manager or its affiliates; corporate filing fees; organizational expenses; expenses incurred in connection with lending securities; interest and fee expense

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related to the Corporation’s participation in inverse floater structures; and expenses properly payable by the Corporation, approved by the Board.

A discussion regarding the basis for the Board’s approval of the Management Agreement will be made available in the Corporation’s Semi-Annual Report for the period ending June 30, 2013.

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Portfolio Managers. The portfolio managers responsible for the Corporation’s day-to-day management are:

Oliver E. Buckley, Co-Portfolio Manager

•	Managed the Corporation since March 2012.
•	Joined the investment manager in August 2011.
•	Head of Active Equity, Mellon Capital Management, 2000-2010.
•	Began investment career in 1989.
•	BS in Mathematical Sciences, Stanford University; MS in Engineering — Economic Systems, Stanford University; MBA in Finance from University of California.

Brian M. Condon, Co-Portfolio Manager

•	Managed the Corporation since May 2010.
•	Joined the investment manager in May 2010 when it acquired the long-term asset management business of Columbia Management Group, where he worked as an investment professional since 1999.
•	Began investment career in 1993.
•	BA from Bryant University and MS in finance from Bentley University.

Yan Jin, Co-Portfolio Manager

•	Managed the Corporation since March 2012.
•	Joined the investment manager in 2010 when it acquired the long-term asset management business of Columbia Management Group, where he worked as an investment professional since 2002.
•	Began investment career in 1998.
•	MA in economics from North Carolina State University.

David L. King, Co-Portfolio Manager

•	Managed the Corporation since April 2011.
•	Joined the investment manager in May 2010 when it acquired the long-term asset management business of Columbia Management Group, where he worked as an investment professional since March 2010.
•	Previously, Mr. King was employed by Putnam Investments from 1983 to 2008, where he was a senior portfolio manager.
•	Began his investment career in 1983.
•	BS from the University of New Hampshire and an MBA from Harvard Business School.

The SAI provides additional information about portfolio manager compensation, management of other accounts and ownership of shares in the Corporation.

Administration Services. Columbia Management Investment Advisers, LLC serves as administrator to the Corporation and is located at 225 Franklin Street, Boston, Massachusetts 02110. Columbia Management provides or compensates others to provide administrative services to the Corporation and the other funds in the Columbia Family of Funds.

Board Services Corporation. The Corporation has an agreement with Board Services Corporation (“Board Services”) located at 901 Marquette Avenue South, Suite 2810, Minneapolis, MN 55402. This agreement sets forth the terms of Board Services’ responsibility to serve as an agent of the Columbia funds, which includes the Corporation, for purposes of administering the payment of compensation to each independent Board member, to provide office space for use by the funds and their boards, and to provide any other services to the boards or the independent members, as may be reasonably requested.

Transfer, Stockholder Service and Dividend Paying Agent. Columbia Management Investment Services Corp. is the Corporation’s transfer, stockholder service and dividend paying agent. CMISC is located at 225 Franklin Street, Boston, Massachusetts 02110.

Independent Registered Public Accounting Firm. PricewaterhouseCoopers LLP is the Corporation’s independent registered public accounting firm. Their address is 225 South 6th Street, Minneapolis, MN 55402.

On June 14, 2012, the Audit Committee of the Board of Directors recommended, and the Board of Directors, including a majority of those members who are not “interested persons” of the Corporation (as defined in the 1940 Act), approved PricewaterhouseCoopers LLP as the independent registered public accounting firm to serve as auditors for the Corporation. PricewaterhouseCoopers LLP began service as the Corporation’s independent registered public accounting firm effective June 14, 2012.

LEGAL PROCEEDINGS

Ameriprise Financial and certain of its affiliates have historically been involved in a number of legal, arbitration and regulatory proceedings, including routine litigation, class actions, and governmental actions, concerning matters arising in connection with the conduct of their business activities. Ameriprise Financial believes that the Corporation is not currently the subject of, and that neither Ameriprise Financial nor any of its affiliates are the subject of, any pending legal, arbitration or regulatory proceedings that are likely to have a material adverse effect on the Corporation or the ability of Ameriprise Financial or its affiliates to

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perform under their contracts with the Corporation. Information regarding certain pending and settled legal proceedings may be found in the Corporation’s stockholder reports and in the SAI.

Additionally, Ameriprise Financial is required to make 10-Q, 10-K and, as necessary, 8-K filings with the Securities and Exchange Commission on legal and regulatory matters that relate to Ameriprise Financial and its affiliates. Copies of these filings may be obtained by accessing the SEC website at www.sec.gov.

Description of Capital Stock

(a) Dividend Rights: Holders of Common Stock (“Common Stockholders”) are entitled to receive dividends only if and to the extent declared by the Corporation’s Board and only after (i) such provisions have been made for working capital and for reserves as the Board may deem advisable, (ii) full cumulative dividends at the rate of $0.625 per share per quarterly dividend period have been paid on the Preferred Stock for all past quarterly periods and have been provided for the current quarterly period, and (iii) such provisions have been made for the purchase or for the redemption (at a price of $55 per share) of the Preferred Stock as the Board may deem advisable. In any event, no dividend may be declared upon the Common Stock unless, at the time of such declaration, the net assets of the Corporation, after deducting the amount of such dividend and the amount of all unpaid dividends declared on the Preferred Stock, shall be at least equal to $100 per outstanding share of Preferred Stock. The equivalent figure was $1,696.94 at February 28, 2013.

(b) Voting Rights: The Preferred Stock is entitled to two votes and the Common Stock is entitled to one vote per share at all meetings of stockholders. In the event of a default in payments of dividends on the Preferred Stock equivalent to six quarterly dividends, the Preferred Stockholders are entitled, voting separately as a class to the exclusion of Common Stockholders, to elect two additional directors, such right to continue until all arrearages have been paid and current Preferred Stock dividends are provided for. Notwithstanding any provision of law requiring any action to be taken or authorized by the affirmative vote of the holders of a designated portion of all the shares or of the shares of each class, such action shall be effective if taken or authorized by the affirmative vote of a majority of the aggregate number of the votes entitled to vote thereon, except that a class vote of Preferred Stockholders is also required to approve certain actions adversely affecting their rights. Any change in the Corporation’s fundamental policies may also be authorized by the vote of 67% of the votes present at a meeting if the holders of a majority of the aggregate number of votes entitled to vote are present or represented by proxy.

Consistent with the requirements of Maryland law, the Corporation’s charter provides that the affirmative vote of two-thirds of the aggregate number of votes entitled to be cast thereon shall be necessary to authorize any of the following actions: (i) the dissolution of the Corporation; (ii) a merger or consolidation of the Corporation (in which the Corporation is not the surviving corporation) with (a) an open-end investment company or (b) a closed-end investment company, unless such closed-end investment company’s articles of incorporation require a two-thirds or greater proportion of the votes entitled to be cast by such company’s stock to approve the types of transactions covered by clauses (i) through (iv) of this paragraph; (iii) the sale of all or substantially all of the assets of the Corporation to any person (as such term is defined in the 1940 Act); or (iv) any amendment of the charter of this Corporation which makes any class of the Corporation’s stock a redeemable security (as such term is defined in the 1940 Act) or reduces the two-thirds vote required to authorize the actions listed in this paragraph. This could have the effect of delaying, deferring or preventing changes in control of the Corporation.

(c) Liquidation Rights: In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after payment to the holders of Preferred Stock (“Preferred Stockholders”) of an amount equal to $50 per share plus dividends accrued or in arrears, the Common Stockholders are entitled, to the exclusion of the Preferred Stockholders, to share ratably in all the remaining assets of the Corporation available for distribution to stockholders.

(d) Other Provisions: Common Stockholders do not have preemptive, subscription or conversion rights, and are not liable for further calls or assessments. The Corporation’s Board (other than any directors who may be elected to represent Preferred Stockholders as described above) are classified as nearly as possible into three equal classes with a maximum three-year term so that the term of one class of directors expires annually. Such classification provides continuity of experience and stability of the Board while providing for the election of a portion of the Board each year. Such classification could have the effect of delaying, deferring or preventing changes in control of the Corporation.

The Board may classify or reclassify any unissued stock of any class with or without par value (including Preferred Stock and Common Stock) into one or more classes of preference stock on a parity with, but not having preference or priority over, the Preferred Stock by fixing or altering before the issuance thereof the designations, preferences, voting powers, restrictions and qualifications of, the fixed annual dividends on, the times and prices of redemption, the terms of conversion, the number and/or par value of the shares and other provisions of such stock to the full extent permitted by the laws of Maryland and the Corporation’s charter. Stockholder approval of such action is not required.

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Description of Warrants

The Corporation has issued and outstanding warrants (the “Warrants”). The Corporation’s charter and Warrant certificates provide that each Warrant represents the right during an unlimited time to purchase one share of Common Stock at a price of $22.50 per share, subject to increase in the number of shares purchasable and adjustment of the price payable pursuant to provisions of the charter requiring such adjustments whenever the Corporation issues any shares of Common Stock at a price less than the Warrant purchase price in effect immediately prior to issue. Each Warrant presently entitles the holder to purchase 24.19 shares of Common Stock at $0.93 per share. There were 8,148 Warrants outstanding at February 28, 2013. Fractional shares of Common Stock are not issued upon the exercise of Warrants. In lieu thereof, the Corporation issues scrip certificates representing corresponding fractions of the right to receive a full share of Common Stock if exchanged by the end of the second calendar year following issuance or of the proceeds of the sale of a full share if surrendered during the next four years thereafter.

Computation of Net Asset Value

Net asset value of the Common Stock is determined daily, Monday through Friday, as of the close of regular trading on the New York Stock Exchange (normally, 4:00 p.m. Eastern time) each day the New York Stock Exchange is open for trading.

Net asset value per share of Common Stock is determined by dividing the current value of the assets of the Corporation less its liabilities and the prior claim of the Preferred Stock by the total number of shares of Common Stock outstanding.

The Corporation’s securities are valued as follows as of the close of business of the New York Stock Exchange. Securities traded on a securities exchange for which a last-quoted sales price is readily available are valued at the last-quoted sales price on the exchange where such security is primarily traded. Securities traded on a securities exchange for which a last-quoted sales price is not readily available are valued at the mean of the closing bid and asked prices, looking first to the bid and asked prices on the exchange where the security is primarily traded and, if none exist, to the over-the-counter market. Securities included in the NASDAQ National Market System are valued at the last-quoted sales price in this market. Securities included in the NASDAQ National Market System for which a last-quoted sales price is not readily available, and other securities traded over-the-counter but not included in the NASDAQ National Market System are valued at the mean of the closing bid and asked prices. Futures and options traded on major exchanges are valued at the last-quoted sales price on their primary exchange. Foreign securities traded outside the United States are generally valued as of the time their trading is complete, which is usually different from the close of the Exchange. Foreign securities quoted in foreign currencies are translated into U.S. dollars utilizing spot exchange rates at the close of regular trading on the Exchange. Occasionally, events affecting the value of securities occur between the time the primary market on which the securities are traded closes and the close of the Exchange. If events materially affect the value of securities, the securities will be valued at their fair value according to procedures decided upon in good faith by the Board. This occurs most commonly with foreign securities, but may occur in other cases. The fair value of a security is likely to be different from the quoted or published price. Short-term securities maturing more than 60 days from the valuation date are valued at the readily available market price or approximate market value based on current interest rates. Typically, short-term securities maturing in 60 days or less that originally had maturities of more than 60 days at acquisition date are valued at amortized cost using the market value on the 61st day before maturity. Short-term securities maturing in 60 days or less at acquisition date are valued at amortized cost. Amortized cost is an approximation of market value determined by systematically increasing the carrying value of a security if acquired at a discount, or reducing the carrying value if acquired at a premium, so that the carrying value is equal to maturity value on the maturity date. Securities without a readily available market price and securities for which the price quotations or valuations received from other sources are deemed unreliable or not reflective of market value are valued at fair value as determined in good faith by the Board. The Board is responsible for selecting methods it believes provide fair value. When possible, bonds are valued at an evaluated bid by a pricing service independent from the Corporation. If a valuation of a bond is not available from a pricing service, the bond will be valued by a dealer knowledgeable about the bond if such a dealer is available.

Dividend Policy and Taxes

Distributions: Dividends are paid quarterly on the Preferred Stock and on the Common Stock in amounts representing substantially all of the net investment income earned each year by the Corporation. Payments on the Preferred Stock are in a fixed amount, but payments on the Common Stock vary in amount, depending on investment income received and expenses of operation. In addition, substantially all of any taxable net gain realized on investments is paid to Common Stockholders at least annually in accordance with requirements under the Internal Revenue Code of 1986, as amended, and other applicable statutory and regulatory requirements.

For stockholder accounts established after June 1, 2007 directly with the Corporation (which are serviced by the Service Agent), unless the Service Agent is otherwise instructed by you, distributions on the Common Stock are paid in book shares of Common Stock which are entered in your Corporation account as “book credits.” You may also elect to receive distributions 75% in shares

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and 25% in cash, 50% in shares and 50% in cash, or 100% in cash. Any such election must be received by the Service Agent by the record date for a distribution. If you hold your shares of Common Stock through a financial intermediary (such as a broker), you should contact the financial intermediary to discuss your reinvestment and distribution options, as they may be different than as described above for accounts held directly with the Corporation. Elections received after a record date for a distribution will be effective in respect of the next distribution. Shares issued to you in respect of distributions will be at a price equal to the lower of: (i) the closing sale or bid price, plus applicable commission, of the Common Stock on the New York Stock Exchange on the ex-dividend date or (ii) the greater of net asset value per share of the Common Stock and 95% of the closing price of the Common Stock on the New York Stock Exchange on the ex-dividend date (without adjustment for the exercise of Warrants remaining outstanding). The issuance of Common Stock at less than net asset value per share will dilute the net asset value of all Common Stock outstanding at that time. Distributions received by you will have the effect of reducing the net asset value of the shares of the Corporation by the amount of such distributions. If the net asset value of shares is reduced below your cost by a distribution, the distribution will be taxable as described below even though it is in effect a return of capital.

Distributions described above are subject to applicable law and the Board’s right to suspend, modify or terminate the distribution policy described below in the event the Board determines that such action would be in the best interests of the Corporation. In addition, distributions will be made only when, as and if approved and declared and after paying dividends on the Preferred Stock and interest and required principal payments on borrowings, if any.

Pursuant to the Corporation’s earned distribution policy, the Corporation, subject to appropriate approval, intends to make quarterly distributions to Common Stockholders that are approximately equal to net investment income, less dividends payable on the Corporation’s Preferred Stock. Capital gains, when available, are distributed to Common Stockholders along with the last income dividend of the calendar year. Dividends and other distributions to Stockholders are recorded on ex-dividend dates.

Taxes: The Corporation intends to continue to qualify and elect to be treated as a regulated investment company under the Internal Revenue Code. As a regulated investment company, the Corporation will generally be exempt from federal income taxes on its investment company taxable income and net capital gains realized during the year, if any, which it distributes to stockholders, provided that at least 90% of its investment company taxable income (which includes net short-term capital gains) is distributed to stockholders each year, among other qualifications.

Qualification does not, of course, involve governmental supervision of management or investment practices or policies. Investors should consult their own counsel for a complete understanding of the requirements the Corporation must meet to qualify for such treatment. The information set forth below relates solely to the U.S. Federal income taxes on dividends and distributions by the Corporation and assumes that the Corporation qualifies as a regulated investment company.

Dividends on Common Stock or Preferred Stock from net investment income (other than “qualified dividend income”) and distributions from the excess of net short-term capital gains over net long-term capital losses are taxable to stockholders as ordinary income, whether received in cash or invested in additional shares. For taxable years beginning before January 1, 2013, qualified dividend income will be taxed at a reduced rate to individuals of generally 15% (0% for individuals in lower tax brackets). Qualified dividend income is, in general, dividend income from taxable domestic corporations and certain foreign corporations (e.g., generally foreign corporations incorporated in a possession of the United States or in certain countries with a comprehensive tax treaty with the United States, or the stock of which is readily tradable on an established securities market in the United States). The amount of dividend income that may be designated as “qualified dividend income” by the Corporation will generally be limited to the aggregate of the eligible dividends received by the Corporation. In addition, the Corporation must meet certain holding period requirements with respect to the shares on which the Corporation received the eligible dividends, and the non-corporate U.S. stockholder must meet certain holding period requirements with respect to the Corporation’s shares.

If for any year the Corporation does not qualify as a regulated investment company, all of its taxable income (including its net capital gain) will be subject to tax at regular corporate rates without any deduction for distributions to stockholders. Such distributions will generally be taxable to the stockholders as qualified dividend income and generally will be eligible for the dividends received deduction in the case of corporate stockholders.

Distributions of net capital gains (i.e., the excess of net long-term capital gains over any net short-term capital losses) are taxable as long-term capital gains, whether received in cash or invested in additional shares, regardless of how long you have held your shares. Individual stockholders will be subject to federal income tax on distributions of net capital gains at a maximum rate of 15% if designated as derived from the Corporation’s capital gains from such assets held for more than one year and recognized in the taxable years beginning before January 1, 2013. Net capital gain of a corporate shareholder is taxed at the same rate as ordinary income. Stockholders receiving distributions in the form of additional shares issued by the Corporation will generally be treated for federal income tax purposes as having received a distribution in an amount equal to the cash that could have been elected to be received instead of the additional shares.

At December 31, 2012, the Corporation had a capital loss carryforward for federal income purposes of $605,964,658, of which $49,455,851 expires in 2016 and $556,508,807 expires in 2017 and is available for offset against future taxable net gains.

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Accordingly, no capital gain distributions are expected to be paid to stockholders until net capital gains have been realized in excess of the available capital loss carryforward. There is no assurance that the Corporation will be able to utilize all of its capital loss carryforward before it expires.

Dividends declared in October, November or December, payable to stockholders of record on a specified date in such a month and paid in the following January will be treated as having been paid by the Corporation and received by each stockholder in December, to the extent the Corporation has earnings and profits as defined in the Internal Revenue Code. Under this rule, therefore, stockholders may be taxed in one year on dividends or distributions actually received in January of the following year.

Distributions of Common Stock will be treated as if the stockholder received cash in amount equal to the fair market value of the distributed Common Stock on the date of such distribution. A stockholder will have a tax basis in the distributed shares of Common Stock equal to the fair market value of the Common Stock on the relevant distribution date and a stockholder’s holding period with respect to such Common Stock will begin the day following the distribution date for the Common Stock.

Any gain or loss you realize upon a sale of Common Stock or Preferred Stock by a stockholder who is not a dealer in securities will generally be treated as a long-term capital gain or loss if the shares have been held for more than one year and as a short-term capital gain or loss if you held your shares for one year or less. Capital gain of a non-corporate U.S. stockholder that is recognized in a taxable year beginning before January 1, 2013 is generally taxed at a maximum rate of 15% in respect of shares held for more than one year. Net capital gain of a corporate stockholder is taxed at the same rate as ordinary income. However, if shares on which a long-term capital gain distribution has been received are subsequently sold or redeemed and such shares have been held for six months or less (after taking into account certain hedging transactions), any loss realized will be treated as long-term capital loss to the extent that it offsets the long-term capital gain distribution. No loss will be allowed on the sale or other disposition of shares of the Corporation if, within a period beginning 30 days before the date of such sale or disposition and ending 30 days after such date, you acquire (such as through the Automatic Dividend Investment and Cash Purchase Plan), or enter into a contract or option to acquire, securities that are substantially identical to the shares of the Corporation.

The Corporation is subject to a 4% nondeductible excise tax on amounts required to be paid but not distributed under a prescribed formula. The formula requires payment to stockholders during a calendar year of distributions representing at least 98% of the Corporation’s ordinary income for the calendar year, at least 98.2% of its net capital gain income realized during the one-year period ending on October 31 during such year, and all ordinary income and net capital gain income for prior years that was not previously distributed. The Corporation intends to make sufficient distributions or deemed distributions of its ordinary income and net capital gain income prior to the end of each calendar year to avoid liability for the excise tax, but there is no assurance that the Corporation will be able to do so.

The tax treatment of the Corporation and of stockholders under the tax laws of the various states may differ from the federal tax treatment. You are urged to consult your own tax advisor regarding specific questions as to federal, state or local taxes, including questions regarding the alternative minimum tax.

The Corporation is required to withhold and remit to the U.S. Treasury Department a portion of taxable dividends and other reportable payments paid on your account if you provide the Corporation with either an incorrect Taxpayer Identification Number (this is your Social Security Number for individuals) or no number at all or you fail to certify that you are not subject to such withholding. You should be aware that, under regulations promulgated by the U.S. Treasury Department, the Corporation may be fined on an annual basis for each account for which a certified Taxpayer Identification Number or Social Security Number is not provided. The Corporation may charge you a service fee equal to such fine for accounts not having a certified Taxpayer Identification Number or Social Security Number, as applicable. Certificates will not be issued unless an account is certified.

Investment Plans and Other Services

AUTOMATIC DIVIDEND INVESTMENT AND CASH PURCHASE PLAN

The Automatic Dividend Investment and Cash Purchase Plan is available for any Common Stockholder who wishes to purchase additional shares of the Corporation’s Common Stock with dividends or other cash payments on shares owned, with cash dividends paid by other corporations in which stock is owned or with cash funds. The tax treatment of dividends and capital gain distributions is the same whether you take them in cash or reinvest them to buy additional shares of the Corporation’s Common Stock. Details of the services offered under the Plan are given in the Authorization Form for Automatic Dividend Investment and Cash Purchase Plan available at columbiamanagement.com. Under the Plan, you appoint the Corporation as your purchase agent to receive or invest such dividends and cash funds forwarded by you for your accounts in additional shares of the Corporation’s Common Stock (after deducting a service charge), as described under “Method of Purchase” below. Purchase orders received in connection with the Automatic Dividend and Cash Purchase Plan are generally priced one time per week, typically each Wednesday, subject to the potential for the suspension of such purchases as described below under “Method of Purchase.” Funds forwarded by you under the Plan should be made payable to Tri-Continental Corporation and mailed (if regular mail) to

TRI-CONTINENTAL CORPORATION — 2013 PROSPECTUS	19p

Tri-Continental Corporation, P.O. Box 8099, Boston, MA 02266-8099, and (if express mail) to Tri-Continental Corporation, c/o Boston Financial Data Services, Inc., 30 Dan Road, Suite 8081 Canton, MA 02021-2809. Checks for investment must be in U.S. dollars drawn on a domestic bank. You will be assessed a $15 fee for any checks rejected by your financial institution due to insufficient funds or other reasons. The Corporation does not accept cash, credit card convenience checks, money orders, traveler’s checks, starter checks, third or fourth party checks, or other cash equivalents. You should direct all correspondence concerning the Plan to Tri-Continental Corporation, P.O. Box 8099, Boston, MA 02266-8099. At present, stockholders participating in the Corporation’s Cash Purchase Plan will pay a service fee of $2.00 for each cash purchase transaction. There is no charge for Automatic Dividend Investment Plan. As of February 28, 2013, 14,987 stockholders, owning approximately 22,272,276 shares of Common Stock, were using the Plan. You may choose one or more of the services under the Plan and you may change your choices (or terminate participation) at any time by notifying CMISC in writing. The Plan may be amended or terminated by written notice to Planholders.

AUTOMATED CLEARING HOUSE SERVICE

The Automated Clearing House Service (“ACH”) enables you, if you are an Automatic Dividend Investment and Cash Purchase Planholder, to establish the ACH privilege that allows you to transfer money directly from your bank account by electronic funds transfer to be invested in additional shares of Common Stock for your account. ACH is a payment transfer system that connects US financial institutions. The ACH network acts as a central clearing facility for all electronic fund transfers transactions that occur nationwide. Important: Payments sent by electronic funds transfer, a bank authorization, or check that are not guaranteed may take up to 10 days or more to clear. If you request to sell shares before the purchase funds clear, this may cause your request to sell shares to fail to process if the requested amount includes unguaranteed funds. If you purchased your shares by check or from your bank account as an ACH transaction, the Corporation may hold the proceeds of the sale when you sell those shares for a period of time after the receipt date of the funds.

SHARE KEEPING SERVICE

You may send certificates for shares of the Corporation’s Common Stock to Tri-Continental Corporation to be placed in your account. Certificates should be sent to Tri-Continental Corporation, P.O. Box 8099, Boston, MA 02266-8099, in each case with a letter requesting that they be placed in your account. You should not sign the certificates and they should be sent by certified or registered mail. Return receipt is advisable; however, this may increase mailing time. When your certificates are received by the Service Agent, the shares will be entered in your Corporation account as “book credits” and shown on the account statement received from the Service Agent. If you use the Share Keeping Service, you should keep in mind that you may need a stock certificate for delivery to a broker if you wish to sell shares. A certificate will be issued and sent to you on your written or telephone request to the Service Agent, usually within two business days of the receipt of your request. You should consider the time it takes for a letter to arrive at the Service Agent and for a certificate to be delivered to you by mail before you choose to use this service. During such time the market price of the Common Stock may fluctuate.

TAX-DEFERRED RETIREMENT PLANS

Shares of the Corporation may be purchased for:

— Individual Retirement Accounts (IRAs) (available to current stockholders only);

— Savings Incentive Match Plans for Employees (SIMPLE IRAs);

— Simplified Employee Pension Plans (SEPs).

These types of plans may be established only upon receipt of a written application form. The Corporation may register an IRA investment for which an account application has not been received as an ordinary taxable account.

For more information, write Tri-Continental Corporation, P.O. Box 8099, Boston, MA 02266-8099. You may also telephone toll free by dialing 800.345.6611 option 3 in the United States, (except holidays) between the hours of 9:00 a.m. and 6:00 p.m. Eastern time.

METHOD OF PURCHASE

Purchases will be made by the Corporation from time to time on the New York Stock Exchange or elsewhere to satisfy cash purchase investments under the Automatic Dividend Investment and Cash Purchase Plan, tax-deferred retirement plans, and the investment plans noted above. Purchases will be suspended on any day when the closing price (or closing bid price if there were no sales) of the Common Stock on the New York Stock Exchange on the preceding trading day was higher than the net asset value per share (without adjustment for the exercise of Warrants remaining outstanding). If on the date shares are issuable to stockholders making Cash Purchase investments under the Plan (the “Issuance Date”), shares previously purchased by the Corporation are insufficient to satisfy Cash Purchase investments and on the last trading day immediately preceding the Issuance Date the closing sale or bid price of the Common Stock is lower than or the same as the net asset value per share, the Corporation will continue to purchase shares until a number of shares sufficient to cover all investments by stockholders has been purchased or the closing sale or bid price of the Common Stock becomes higher than the net asset value, in which case the Corporation will

20p	TRI-CONTINENTAL CORPORATION — 2013 PROSPECTUS

issue the necessary additional shares. If on the last trading date immediately preceding the Issuance Date, the closing sale or bid price of the Common Stock was higher than the net asset value per share, and if shares of the Common Stock previously purchased on the New York Stock Exchange or elsewhere are insufficient to satisfy Cash Purchase investments, the Corporation will issue the necessary additional shares from authorized but unissued shares of the Common Stock.

Shares will be issued on the dividend payable date or the Issuance Date at a price equal to the lower of (1) the closing sale or bid price, plus applicable commission, of the Common Stock on the New York Stock Exchange on the ex-dividend date or Issuance Date or (2) the greater of the net asset value per share of the Common Stock on such trading day (without adjustment for the exercise of Warrants remaining outstanding) and 95% of the closing sale or bid price of the Common Stock on the New York Stock Exchange on such trading day. The issuance of Common Stock at less than net asset value per share will dilute the net asset value of all Common Stock outstanding at that time. The Common Stock has historically been priced in the market at less than its net asset value per share (i.e. at a discount).

The net proceeds to the Corporation from the sale of any shares of Common Stock to the Plans will be added to its general funds and will be available for investment. The Manager anticipates that investment of any proceeds, in accordance with the Corporation’s investment objective and policies, will take up to thirty days from their receipt by the Corporation, depending on market conditions and the availability of appropriate securities, but in no event will such investment take longer than six months. Pending such investment in accordance with the Corporation’s objective and policies, the proceeds will be held in U.S. Government Securities (which term includes obligations of the United States Government, its agencies or instrumentalities) and other short-term money market instruments as well as affiliated money market funds.

If you are participating in the Automatic Dividend Investment and Cash Purchase Plan and your shares are held under the Plan in book credit form, you may terminate your participation in the Plan and receive a certificate for all or a part of your shares or have all or a part of your shares sold for you by the Corporation and retain unsold shares in book credit form or receive a certificate for any shares not sold. Instructions must be signed by all registered stockholders and should be sent to Tri-Continental Corporation, P.O. Box 8099, Boston, MA 02266-8099. If you elect to have shares sold, you will receive the proceeds from the sale, less any brokerage commissions. Only participants whose shares are held in book credit form may elect upon termination of their participation in the Plan to have shares sold in the above manner. This will not affect the date on which your instruction to sell shares is actually processed.

MEDALLION SIGNATURE GUARANTEE

A Medallion Signature Guarantee helps assure that a signature is genuine and not a forgery. The selling/and or servicing agent providing the Medallion Signature Guarantee is financially liable for the transaction if the signature is a forgery.

A Medallion Signature Guarantee is required if:

1. Value of shares being sold is over $100,000.

2. You want your check made payable to someone other than yourself.

3. Your address has changed within the last 30 days.

4. You want the check mailed to an address other than the address of record.

5. Proceeds are sent to existing bank instructions not coded for outgoing ACH or wire or sending to a bank account not on file.

6. You are the beneficiary of the account and the stockholder is deceased.

7. You are transferring to an account for which you are not the sole stockholder.

* Other documentation may be required. Please contact a representative.

Notarization by a notary public is not an acceptable signature guarantee. The Corporation reserves the right to reject a signature guarantee where it is believed that the Corporation will be placed at risk by accepting such guarantee.

SYSTEMATIC WITHDRAWAL PLAN

This Plan is available if you wish to receive fixed payments from your investment in the Corporation’s Common Stock in any amount at specified regular intervals. You may start a Systematic Withdrawal Plan if your shares of the Corporation’s Common Stock have a market value of $5,000 or more. Shares must be held in your account as book credits. The Service Agent will act for you, make payments to you in specified amounts on either the 1st or 15th day of each month, as designated by you, and maintain your account, except that with respect to Systematic Withdrawal Plans that are established to satisfy the Minimum Required Distribution on a retirement plan account, the Service Agent can only make payments to you on the 1st and 15th days of each month.

Payments under the Systematic Withdrawal Plan will be made by selling exactly enough full and fractional shares of Common Stock to cover the amount of the designated withdrawal. Sales may be made on the New York Stock Exchange, to the agent or a trustee for one of the other Plans, or elsewhere. Payments from sales of shares will reduce the amount of capital at work and dividend earning ability, and ultimately may liquidate the investment. You can cancel the plan by giving the Corporation 30 days

TRI-CONTINENTAL CORPORATION — 2013 PROSPECTUS	21p

notice in writing or by calling the Service Agent at (800) 345-6611, option 3. Sales of shares may result in gain or loss for income tax purposes. Withdrawals under this Plan or any similar withdrawal plan of any other investment company, concurrent with purchases of shares of the Common Stock or of shares of any other investment company, will ordinarily be disadvantageous to the Planholder because of the payment of duplicative commissions.

LIMITATIONS ON PURCHASES AND SALES UNDER PLANS

Purchases and sales of shares of the Corporation’s Common Stock through the foregoing plans (other than retirement plans) are limited to a total of 12,500 shares transacted per calendar quarter, subject to a maximum 40,000 shares per calendar year, per account (including any related accounts, e.g., those under the same social security number or tax identification number or otherwise under common control).

STOCKHOLDER INFORMATION

The Service Agent maintains books and records for all of the Plans, and confirms transactions to stockholders. To insure prompt delivery of checks, account statements and other information, you should notify the Service Agent immediately, in writing or over the phone, of any address changes. If you close your account, it is important that you notify the Service Agent of any subsequent address changes to ensure that you receive a year-end statement and tax information for that year. You will be sent reports quarterly regarding the Corporation.

For information about your account held directly with the Corporation you can write to Tri-Continental Corporation, P. O. Box 8099, Boston, MA 02266-8099 or the Service Agent may be telephoned Monday through Friday at (800) 345-6611, option 3 (within the United States) (except holidays) between the hours of 9:00 a.m. and 6:00 p.m. Eastern time. Your call will be answered by a service representative.

24-hour automated telephone access is available by dialing (800) 345-6611, (within the United States) on a touchtone telephone, which provides instant access to price, account balance, most recent transaction and other information. In addition, you may request Account Statements and Form 1099-DIV.

Issuance of Shares in Connection with Acquisitions

The Corporation may issue shares of its Common Stock in exchange for the assets of another investment company in transactions in which the number of shares of Common Stock of the Corporation to be delivered will be generally determined by dividing the current value of the seller’s assets by the current per share net asset value or market price on the New York Stock Exchange of the Common Stock of the Corporation, or by an intermediate amount. In such acquisitions, the number of shares of the Corporation’s Common Stock to be issued will not be determined on the basis of the market price of such Common Stock if such price is lower than its net asset value per share, except pursuant to an appropriate order of the Securities and Exchange Commission or approval by stockholders of the Corporation, as required by law.

Some or all of the stock so issued may be sold from time to time by the recipients or their stockholders through brokers in ordinary transactions on stock exchanges at current market prices. The Corporation has been advised that such sellers may be deemed to be underwriters as that term is defined in the 1933 Act.

22p	TRI-CONTINENTAL CORPORATION — 2013 PROSPECTUS

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

Additional Investment Policies (See also “Investment Objective and Other Policies and Related Risks” in the Prospectus)	3p
Directors and Officers	20p
Management of the Corporation (See also “Management of the Corporation” in the Prospectus)	31p
Portfolio Managers	32p
Holdings of Preferred Stock, Common Stock and Warrants	35p
Securities Transactions	35p
Financial Statements	38p
Information Regarding Pending and Settled Legal Proceedings	39p
Custodian, Transfer, Stockholder Service and Dividend Paying Agent and Other Service Providers	39p
Report of Independent Registered Public Accounting Firm on Financial Highlights — Senior Securities — $2.50 Cumulative Preferred Stock	41p

TRI-CONTINENTAL CORPORATION — 2013 PROSPECTUS	23p

Additional information about the Corporation and its investments is available in the Corporation’s SAI, and annual and semiannual reports to shareholders. In the Corporation’s annual report, you will find a discussion of the market conditions and investment strategies that significantly affected the Corporation’s performance during its last fiscal year. The SAI is incorporated by reference in this prospectus. For a free copy of the SAI, the annual report, or the semiannual report, or to request other information about the Corporation, contact the Corporation directly or your financial intermediary. To make a shareholder inquiry, contact the financial intermediary through whom you purchased these funds.

Tri-Continental Corporation

P.O. Box 8099

Boston, MA 02266-8099

Information is also available at columbiamanagement.com

Information about the Corporation, including the SAI, can be viewed at the Securities and Exchange Commission’s (Commission) Public Reference Room in Washington, D.C. (for information about the public reference room call 1-202-551-8090). Reports and other information about the Corporation are available on the EDGAR Database on the Commission’s Internet site at www.sec.gov. Copies of this information may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov, or by writing to the Commission’s Public Reference Section, Washington, D.C. 20549-1520.

Investment Company Act File #811-00266

TICKER SYMBOL: TY

SL-9912-99 D (5/13)

TRI-CONTINENTAL CORPORATION

(the “Corporation”)

Statement of Additional Information

May 1, 2013

225 Franklin Street

Boston, MA 02110

Toll-Free Telephone: (800) 345-6611, option 3

This Statement of Additional Information (“SAI”) is not a prospectus. This SAI relates to the Corporation’s current Prospectus, dated May 1, 2013 (the “Prospectus”), and should be read in conjunction therewith. A copy of the Prospectus may be obtained by writing or calling the Corporation at the Corporation’s stockholder servicing agent, Columbia Management Investment Services Corp. (“CMISC” or the “Service Agent”) at P.O. Box 8099, Boston, Massachusetts 02266-8099 or at the telephone number above. The SAI, as well as the Corporation’s most recent Annual and Semiannual Reports are also available at www.columbiamanagement.com. The website references in this SAI are inactive textual references and information contained in or otherwise accessible through these websites does not form a part of this SAI. Terms not otherwise defined herein shall have the meaning described in the Prospectus.

The financial statements and notes included in the Corporation’s Annual Report, which includes the Report of Independent Registered Public Accounting Firm thereon, are incorporated herein by reference. The Annual Report will be furnished to you, without charge, when you request a copy of this SAI.

The Columbia Family of Funds includes a comprehensive array of funds managed by Columbia Management Investment Advisers, LLC (“Columbia Management”, the “Manager” or “investment manager”), including the Corporation, the Columbia and the Columbia Acorn branded funds. The investment manager is a wholly-owned subsidiary of Ameriprise Financial, Inc. (“Ameriprise Financial”).

The Corporation is governed by a Board of Directors (“Board”) that meets regularly to review a wide variety of matters affecting the Corporation. Detailed information about governance of the Corporation, Columbia Management and other aspects of management of the Corporation can be found by referencing the Table of Contents.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission (“SEC”).

ADDITIONAL INVESTMENT POLICIES

The investment objectives and policies of the Corporation are set forth in the Prospectus. Certain additional investment information is set forth below. Defined terms used herein and not otherwise defined shall have the meanings ascribed to them in the Prospectus.

Fundamental Policies

The Corporation’s stated fundamental policies, which may not be changed without a vote of stockholders, are listed below. Within the limits of these fundamental policies, the Manager has reserved freedom of action. The Corporation:

(1)	may issue senior securities such as bonds, notes or other evidences of indebtedness if immediately after issuance the net assets of the Corporation provide 300% coverage of the aggregate principal amount of all bonds, notes or other evidences of indebtedness and that amount does not exceed 150% of the capital and surplus of the Corporation;

(2)	may issue senior equity securities on a parity with, but not having preference or priority over, the Preferred Stock if immediately after issuance its net assets are equal to at least 200% of the aggregate amount (exclusive of any dividends accrued or in arrears) to which all shares of the Preferred Stock, then outstanding, shall be entitled as a preference over the Common Stock in the event of voluntary or involuntary liquidation, dissolution or winding up of the Corporation;

(3)	may borrow money for substantially the same purposes as it may issue senior debt securities, subject to the same restrictions and to any applicable limitations prescribed by law;

(4)	may engage in the business of underwriting securities either directly or through majority-owned subsidiaries subject to any applicable restrictions and limitations prescribed by law;

(5)	does not intend to concentrate its assets in any one industry although it may from time to time invest up to 25% of the value of its assets, taken at market value, in a single industry;

(6)	may not, with limited exceptions, purchase and sell real estate directly but may do so through majority-owned subsidiaries, so long as its real estate investments do not exceed 10% of the value of the Corporation’s total assets;

(7)	may not purchase or sell commodities or commodity contracts; and

(8)

may make money loans (subject to restrictions imposed by law and by charter) (a) only to its subsidiaries, (b) as incidents to its business transactions or (c) for other purposes. The Corporation will not lend securities if the total of all such loans would exceed 33 1/3% of the Corporation’s total assets, except this fundamental investment policy shall not prohibit the Corporation from purchasing money market securities, loans, loan participation or other debt securities, or from entering into repurchase agreements, and it may make loans represented by repurchase agreements, so long as such loans do not exceed 10% of the value of total assets.

During its last three fiscal years, the Corporation did not: (a) issue senior securities; (b) borrow any money; (c) underwrite securities; (d) concentrate investments in particular industries or groups of industries; (e) purchase or sell real estate, commodities, or commodity contracts; or (f) make money loans.

Other Policies and Risks

Cash/Money Market Instruments. Cash-equivalent investments include short-term U.S. and Canadian government securities and negotiable certificates of deposit, non-negotiable fixed-time deposits, bankers’ acceptances, and letters of credit of banks or savings and loan associations having capital, surplus, and undivided profits (as of the date of its most recently published annual financial statements) in excess of $100 million (or the equivalent in the instance of a foreign branch of a U.S. bank) at the date of investment. The Corporation also may purchase short-term notes and obligations of U.S. and foreign banks and corporations and may use repurchase agreements with broker-dealers registered under the Securities Exchange Act of 1934 and with commercial banks. These types of instruments generally offer low rates of return and subject the Corporation to certain costs and expenses.

Bankers’ acceptances are marketable short-term credit instruments used to finance the import, export, transfer or storage of goods. They are termed “accepted” when a bank guarantees their payment at maturity.

Bank certificates of deposit are certificates issued against funds deposited in a bank (including eligible foreign branches of U.S. banks), are for a definite period of time, earn a specified rate of return and are normally negotiable.

The Corporation may invest its daily cash balance in Columbia Short-Term Cash Fund, a money market fund established for the exclusive use of the Columbia Family of Funds and other institutional clients of Columbia Management.

Common Stock and its Risks. Common stock represents units of ownership in a corporation. Owners typically are entitled to vote on the selection of directors and other important matters as well as to receive dividends on their holdings. In the event that a corporation is liquidated, the claims of secured and unsecured creditors and owners of bonds and preferred stock take precedence over the claims of those who own common stock. The price of common stock is generally determined by corporate earnings, type of products or services offered, projected growth rates, experience of management, liquidity, and general market conditions for the markets on which the stock trades. The price of common stocks will fluctuate and the Corporation could lose money on its investments in common stocks.

Convertible Securities and their Risks. Convertible securities are bonds, debentures, notes, preferred stocks, or other securities that may be converted into common, preferred or other securities of the same or a different issuer within a particular period of time at a specified price. Some convertible securities, such as preferred equity-redemption cumulative stock (PERCs), have mandatory conversion features. Others are voluntary. A convertible security entitles the holder to receive interest normally paid or accrued on debt or the dividend paid on preferred stock until the convertible security matures or is redeemed, converted, or exchanged. Convertible securities have unique investment characteristics in that they generally (i) have higher yields than common stocks but lower yields than comparable non-convertible securities, (ii) are less subject to fluctuation in value than the underlying stock since they have fixed income characteristics, and (iii) provide the potential for capital appreciation if the market price of the underlying common stock increases.

The value of a convertible security is a function of its “investment value” (determined by its yield in comparison with the yields of other securities of comparable maturity and quality that do not have a conversion privilege) and its “conversion value” (the security’s worth, at market value, if converted into the underlying common stock). The investment value of a convertible security is influenced by changes in interest rates, with investment value declining as interest rates increase and increasing as interest rates decline. The credit standing of the issuer and other factors also may have an effect on the convertible security’s investment value. The conversion value of a convertible security is determined by the market price of the underlying common stock. If the conversion value is low relative to the investment value, the price of the convertible security is governed principally by its investment value. Generally, the conversion value decreases as the convertible security approaches maturity. To the extent the market price of the underlying common stock approaches or exceeds the conversion price, the price of the convertible security will be increasingly influenced by its conversion value. A convertible security generally will sell at a premium over its conversion value by the extent to which investors place value on the right to acquire the underlying common stock while holding a fixed income security.

Corporate Bonds and their Risks. Corporate bonds are debt obligations issued by private corporations, as distinct from bonds issued by a government or its agencies or a municipality. Corporate bonds typically have four distinguishing features: (1) they are taxable; (2) they have a par value of $1,000; (3) they have a term maturity, which means they come due all at once; and (4) many are traded on major exchanges. Corporate bonds are subject to the same concerns as other debt obligations. Corporate bonds may be either secured or unsecured. Unsecured corporate bonds are generally referred to as “debentures.” Investment by the Corporation in corporate bonds subjects the Corporation to Issuer Credit Risk, Interest Rate Risk, Issuer Risk, Prepayment and Extension Risk, and Reinvestment Risk.

Debt Obligations and their Risks. Many different types of debt obligations exist (for example, bills, bonds, or notes). Issuers of debt obligations have a contractual obligation to pay interest at a fixed, variable or floating rate on specified dates and to repay principal on a specified maturity date. Certain debt obligations (usually intermediate—and long-term bonds) have provisions that allow the issuer to redeem or “call” a bond before its maturity. Issuers are most likely to call these securities during periods of falling interest rates. When this happens, an investor may have to replace these securities with lower yielding securities, which could result in a lower return.

The market value of debt obligations is affected primarily by changes in prevailing interest rates and the issuers perceived ability to repay the debt. The market value of a debt obligation generally reacts inversely to interest rate changes. When prevailing interest rates decline, the price usually rises, and when prevailing interest rates rise, the price usually declines. In general, the longer the maturity of a debt obligation, the higher its yield and the greater the sensitivity to changes in interest rates. Conversely, the shorter the maturity, the lower the yield but the greater the price stability.

As noted, the values of debt obligations also may be affected by changes in the credit rating or financial condition of their issuers. Generally, the lower the quality rating of a security, the higher the degree of risk as to the payment of interest and return of principal. To compensate investors for taking on such increased risk, those issuers deemed to be less creditworthy generally must offer their investors higher interest rates than do issuers with better credit ratings. Generally, debt obligations that are investment grade are those that have been rated in one of the top four credit quality categories by two out of the three independent rating agencies. In the event that a debt obligation has been rated by only two agencies, the most conservative, or lower, rating must be in one of the top four credit quality categories in order for the security to be considered investment grade. If only one agency has rated the debt obligation, that rating must be in one of the top four credit quality categories for the security to be considered investment grade.

All ratings limitations are applied at the time of purchase. Subsequent to purchase, a debt security may cease to be rated or its rating may be reduced below the minimum required for purchase by the Corporation. Neither event will require the sale of such a security, but it will be a factor in considering whether to continue to hold the security. To the extent that ratings change as a result of changes in a rating agency or its rating system, the Corporation will attempt to use comparable ratings as standards for selecting investments.

Although one or more of the other risks described in this SAI may apply, the largest risks associated with debt obligations include: Credit Risk, Interest Rate Risk, Issuer Risk, Prepayment and Extension Risk, and Reinvestment Risk.

Depositary Receipts and their Risks. Some foreign securities are traded in the form of American Depositary Receipts (ADRs). ADRs are receipts typically issued by a U.S. bank or trust company evidencing ownership of the underlying securities of foreign issuers. European Depositary Receipts (EDRs) and Global Depositary Receipts (GDRs) are receipts typically issued by foreign banks or trust companies, evidencing ownership of underlying securities issued by either a foreign or U.S. issuer. Generally, depositary receipts in registered form are designed for use in the U.S. and depositary receipts in bearer form are designed for use in securities markets outside the U.S. Depositary receipts may not necessarily be denominated in the same currency as the underlying securities into which they may be converted. Depositary receipts involve the risks of other investments in foreign securities. In addition, ADR holders may not have all the legal rights of shareholders and may experience difficulty in receiving shareholder communications.

Although one or more of the other risks described in this SAI may apply, the largest risks associated with depositary receipts include: Foreign/Emerging Markets Risk, Issuer Risk, and Market Risk.

Derivative Instruments and their Risks. Derivative instruments are commonly defined to include securities or contracts whose values depend, in whole or in part, on (or “derive” from) the value of one or more other assets, such as securities, currencies, or commodities.

A derivative instrument generally consists of, is based upon, or exhibits characteristics similar to options or forward contracts. Such instruments may be used to maintain cash reserves while remaining fully invested, to offset anticipated declines in values of investments, to facilitate trading, to reduce transaction costs, or to pursue higher investment returns. Derivative instruments are characterized by requiring little or no initial payment. Their value changes daily based on a security, a currency, a group of securities or currencies, or an index. A small change in the value of the underlying security, currency, or index can cause a sizable percentage gain or loss in the price of the derivative instrument.

Options and forward contracts are considered to be the basic “building blocks” of derivatives. For example, forward-based derivatives include forward contracts, swap contracts, and exchange-traded futures. Forward-based derivatives are sometimes referred to generically as “futures contracts.” Option-based derivatives include privately negotiated, over-the-counter (OTC) options (including caps, floors, collars, and options on futures) and exchange-traded options on futures. Diverse types of derivatives may be created by combining options or futures in different ways, and by applying these structures to a wide range of underlying assets.

An option is a contract. A person who buys a call option for a security has the right to buy the security at a set price for the length of the contract. A person who sells a call option is called a writer. The writer of a call option agrees for the length of the contract to sell the security at the set price when the buyer wants to exercise the option, no matter what the market price of the security is at that time. A person who buys a put option has the right to sell a security at a set price for the length of the contract. A person who writes a put option agrees to buy the security at the set price if the purchaser wants to exercise the option during the length of the contract, no matter what the market price of the security is at that time. An option is covered if the writer owns the security (in the case of a call) or sets aside the cash or securities of equivalent value (in the case of a put) that would be required upon exercise.

The price paid by the buyer for an option is called a premium. In addition to the premium, the buyer generally pays a broker a commission. The writer receives a premium, less another commission, at the time the option is written. The premium received by the writer is retained whether or not the option is exercised. A writer of a call option may have to sell the security for a below-market price if the market price rises above the exercise price. A writer of a put option may have to pay an above-market price for the security if its market price decreases below the exercise price.

When an option is purchased, the buyer pays a premium and a commission. It then pays a second commission on the purchase or sale of the underlying security if the option is exercised. For record keeping and tax purposes, the price obtained on the sale of the underlying security is the combination of the exercise price, the premium, and both commissions.

One of the risks an investor assumes when it buys an option is the loss of the premium. To be beneficial to the investor, the price of the underlying security must change within the time set by the option contract. Furthermore, the change must be sufficient to cover the premium paid, the commissions paid both in the acquisition of the option and in a closing transaction or in the exercise of the option and sale (in the case of a call) or purchase (in the case of a put) of the underlying security. Even then, the price change in the underlying security does not ensure a profit since prices in the option market may not reflect such a change.

Options on many securities are listed on options exchanges. If a fund writes listed options, it will follow the rules of the options exchange. Options are valued at the close of the New York Stock Exchange. An option listed on a national exchange, Chicago Board Options Exchange, or NASDAQ will be valued at the last quoted sales price or, if such a price is not readily available, at the mean of the last bid and ask prices.

Options on certain securities are not actively traded on any exchange, but may be entered into directly with a dealer. These options may be more difficult to close. If an investor is unable to effect a closing purchase transaction, it will not be able to sell the underlying security until the call written by the investor expires or is exercised.

Futures Contracts. The Corporation may utilize index futures contracts. A futures contract is a sales contract between a buyer (holding the “long” position) and a seller (holding the “short” position) for an asset with delivery deferred until a future date. The buyer agrees to pay a fixed price at the agreed future date and the seller agrees to deliver the asset. The seller hopes that the market price on the delivery date is less than the agreed upon price, while the buyer hopes for the contrary. Many futures contracts trade in a manner similar to the way a stock trades on a stock exchange and the commodity exchanges.

Generally, a futures contract is terminated by entering into an offsetting transaction. An offsetting transaction is effected by an investor taking an opposite position. At the time a futures contract is made, a good faith deposit called initial margin is set up. Daily thereafter, the futures contract is valued and the payment of variation margin is required so that each day a buyer would pay out cash in an amount equal to any decline in the contract’s value or receive cash equal to any increase. At the time a futures contract is closed out, a nominal commission is paid, which is generally lower than the commission on a comparable transaction in the cash market.

Futures contracts may be based on various securities, securities indexes (such as the S&P 500 Index), foreign currencies and other financial instruments and indexes.

The Corporation may engage in futures and related options transactions to produce incremental earnings, to hedge existing positions, and to increase flexibility. The Corporation intends to comply with Rule 4.5 of the Commodity Futures Trading Commission (CFTC), under which a registered investment company is exempt from the definition of a “commodity pool operator.” The Corporation, therefore, is not subject to registration or regulation as a commodity pool operator, meaning that the Corporation may invest in futures contracts without registering with the CFTC.

Options on Futures. The Corporation may utilize options on index futures (“options on futures”). Options on futures contracts give the holder a right to buy or sell futures contracts in the future. Unlike a futures contract, which requires the parties to the contract to buy and sell a security on a set date (some futures are settled in cash), an option on a futures contract merely entitles its holder to decide on or before a future date (within nine months of the date of issue) whether to enter into a contract. If the holder decides not to enter into the contract, all that is lost is the amount (premium) paid for the option. Further, because the value of the option is fixed at the point of sale, there are no daily payments of cash to reflect the change in the value of the underlying contract. However, since an option gives the buyer the right to enter into a contract at a set price for a fixed period of time, its value does change daily.

One of the risks in buying an option on a futures contract is the loss of the premium paid for the option. The risk involved in writing options on futures contracts an investor owns, or on securities held in its portfolio, is that there could be an increase in the market value of these contracts or securities. If that occurred, the option would be exercised and the asset sold at a lower price than the cash market price. To some extent, the risk of not realizing a gain could be reduced by entering into a closing transaction. An investor could enter into a closing transaction by purchasing an option with the same terms as the one previously sold. The cost to close the option and terminate the investor’s obligation, however, might still result in a loss. Further, the investor might not be able to close the option because of insufficient activity in the options market. Purchasing options also limits the use of monies that might otherwise be available for long-term investments.

Options on Indexes. Options on indexes are securities traded on national securities exchanges. An option on an index is similar to an option on a futures contract except all settlements are in cash. A fund exercising a put, for example, would receive the difference between the exercise price and the current index level. Options may also be traded with respect to other types of indexes, such as options on indexes of commodities futures.

Currency Options. Options on currencies are contracts that give the buyer the right, but not the obligation, to buy (call options) or sell (put options) a specified amount of a currency at a predetermined price (strike price) on or before the option matures (expiry date). Conversely, the seller has the obligation to buy or sell a currency option upon exercise of the option by the purchaser. Currency options are traded either on a national securities exchange or over-the-counter.

Tax and Accounting Treatment. As permitted under federal income tax laws, the Corporation would intend to identify futures contracts as part of a mixed straddle and not mark them to market, that is, not treat them as having been sold at the end of the year at market value. If the Corporation is using short futures contracts for hedging purposes, the Corporation may be required to defer recognizing losses incurred on short futures contracts and on underlying securities. Any losses incurred on securities that are part of a straddle may be deferred to the extent there is unrealized appreciation on the offsetting position until the offsetting position is sold. Federal income tax treatment of gains or losses from transactions in options, options on futures contracts and indexes will depend on whether the option is a section 1256 contract. If the option is a non-equity option, the Corporation would either make a 1256(d) election and treat the option as a mixed straddle or mark to market the option at fiscal year end and treat the gain/loss as 40% short-term and 60% long-term.

The Internal Revenue Service (IRS) has ruled publicly that an exchange-traded call option is a security for purposes of the 50%-of-assets test and that its issuer is the issuer of the underlying security, not the writer of the option, for purposes of the diversification requirements.

Accounting for futures contracts will be according to generally accepted accounting principles. Initial margin deposits will be recognized as assets due from a broker (the Corporation’s agent in acquiring the futures position). During the period the futures contract is open, changes in value of the contract will be recognized as unrealized gains or losses by marking to market on a daily basis to reflect the market value of the contract at the end of each day’s trading. Variation margin payments will be made or received depending upon whether gains or losses are incurred. All contracts and options will be valued at the last-quoted sales price on their primary exchange.

Other Risks of Derivatives. The primary risk of derivatives is the same as the risk of the underlying asset, namely that the value of the underlying asset may go up or down. Adverse movements in the value of an underlying asset can expose an investor to losses. Derivative instruments may include elements of leverage and, accordingly, the fluctuation of the value of the derivative instrument in relation to the underlying asset may be magnified. The successful use of derivative instruments depends upon a variety of factors, particularly the investment manager’s ability to predict movements of the securities, currencies, and commodity markets, which requires different skills than predicting changes in the prices of individual securities. There can be no assurance that any particular strategy will succeed.

Another risk is the risk that a loss may be sustained as a result of the failure of a counterparty to comply with the terms of a derivative instrument. The counterparty risk for exchange-traded derivative instruments is generally less than for privately negotiated or OTC derivative instruments, since generally a clearing agency, which is the issuer or counterparty to each exchange-traded instrument, provides a guarantee of performance. For privately-negotiated instruments, there is no similar clearing agency guarantee. In all transactions, an investor will bear the risk that the counterparty will default, and this could result in a loss of the expected benefit of the derivative transaction and possibly other losses.

When a derivative transaction is used to completely hedge another position, changes in the market value of the combined position (the derivative instrument plus the position being hedged) result from an imperfect correlation between the price movements of the two instruments. With a perfect hedge, the value of the combined position remains unchanged for any change in the price of the underlying asset. With an imperfect hedge, the values of the derivative instrument and its hedge are not perfectly correlated. For example, if the value of a derivative instrument used in a short hedge (such as writing a call option, buying a put option, or selling a futures contract) increased by less than the decline in value of the hedged investment, the hedge would not be perfectly correlated. Such a lack of correlation might occur due to factors unrelated to the value of the investments being hedged, such as speculative or other pressures on the markets in which these instruments are traded.

Derivatives also are subject to the risk that they cannot be sold, closed out, or replaced quickly at or very close to their fundamental value. Generally, exchange contracts are very liquid because the exchange clearinghouse is the counterparty of every contract. OTC transactions are less liquid than exchange-traded derivatives since they often can only be closed out with the other party to the transaction.

Another risk is caused by the legal unenforceability of a party’s obligations under the derivative. A counterparty that has lost money in a derivative transaction may try to avoid payment by exploiting various legal uncertainties about certain derivative products.

Although one or more of the other risks described in this SAI may apply, the largest risks associated with derivative instruments include: Derivatives Risk and Liquidity Risk.

Equity-Linked Securities and their Risks. The Corporation may invest in equity-linked securities (each, an “ELS”) as part of its overall investment strategy. An ELS is a debt instrument whose value is based on the value of a single equity security, basket of equity securities or an index of equity securities (each, an “Underlying Equity”). An ELS typically provides interest income, thereby offering a yield advantage over investing directly in an Underlying Equity. However, the holder of an ELS typically does not benefit from all appreciation in the Underlying Equity, but generally is exposed to downside market risk. The Corporation may purchase ELSs that trade on a securities exchange or those that trade on the over-the-counter markets, including Rule 144A securities. The Corporation may also purchase ELSs in a privately negotiated transaction with the issuer of the ELSs (or its broker-dealer affiliate, collectively referred to in this section as the “issuer”). The Corporation may or may not hold an ELS until its maturity.

Investments in ELSs subject the Corporation to risks, primarily to the downside market risk associated with the Underlying Equity, and to additional risks not typically associated with investments in listed equity securities, such as liquidity risk, credit risk of the issuer, and concentration risk. Most ELSs do not have any downside protection (though some ELSs provide for a floor on the downside). In general, an investor in an ELS has the same downside risk as an investor in the Underlying Equity. The liquidity of an ELS that is not actively traded on an exchange is linked to the liquidity of the Underlying Equity. The issuer of an ELS generally purchases the Underlying Equity as a hedge. If the Corporation wants to sell an ELS back to the issuer prior to its maturity, the issuer may sell the Underlying Equity to unwind the hedge and, therefore, must take into account the liquidity of the Underlying Equity in negotiating the purchase price the issuer will pay to the Corporation to acquire the ELS.

The liquidity of an unlisted ELS is normally determined by the willingness of the issuer to make a market in the ELS. While the Corporation will seek to purchase ELSs only from issuers that it believes to be willing to, and capable of, repurchasing the ELS at a reasonable price, there can be no assurance that the Corporation will be able to sell any ELS at such a price or at all. This may impair the Corporation’s ability to enter into other transactions at a time when doing so might be advantageous. In addition, because ELSs are senior unsecured notes of the issuer, the Corporation would be subject to the credit risk of the issuer and the potential risk of being too concentrated in the securities (including ELSs) of that issuer. The Corporation bears the risk that the issuer may default on its obligations under the ELS. In the event of insolvency of the issuer, the Corporation will be unable to obtain the intended benefits of the ELS. Moreover, it may be may be difficult to obtain market quotations for purposes of valuing the Corporation’s ELSs and computing the Corporation’s net asset value.

Price movements of an ELS will likely differ significantly from price movements of the Underlying Equity, resulting in the risk of loss if the Manager is incorrect in its expectation of fluctuations in securities prices, interest rates or currency prices or other relevant features of an ELS.

Exchange-Traded Funds (ETFs) and their Risks. An ETF’s share price may not track its specified market index and may trade below its net asset value. ETFs generally use a passive investment strategy and will not attempt to take defensive positions in volatile or declining markets. An active secondary market in an ETF’s shares may not develop or be maintained and may be halted or interrupted due to actions by its listing exchange, unusual market conditions or other reasons. There can be no assurance an ETF’s shares will continue to be listed on an active exchange. In addition, stockholders bear both their proportionate share of the Corporation’s expenses and similar expenses incurred through ownership of the ETF.

The Corporation generally expects to purchase shares of ETFs through broker-dealers in transactions on a securities exchange, and in such cases the Corporation will pay customary brokerage commissions for each purchase and sale. Shares of an ETF may also be acquired by depositing a specified portfolio of the ETF’s underlying securities, as well as a cash payment generally equal to accumulated dividends of the securities (net of expenses) up to the time of deposit, with the ETF’s custodian, in exchange for which the ETF will issue a quantity of new shares sometimes referred to as a “creation unit”. Similarly, shares of an ETF purchased on an exchange may be accumulated until they represent a creation unit, and the creation unit may redeemed in kind for a portfolio of the underlying securities (based on the ETF’s net asset value) together with a cash payment generally equal to accumulated dividends as of the date of redemption. The Corporation may redeem creation units for the underlying securities (and any applicable cash), and may assemble a portfolio of the underlying securities (and any required cash) to purchase creation units. The Corporation’s ability to redeem creation units may be limited by the Investment Company Act of 1940, as amended (the “1940 Act”), which provides that ETFs will not be obligated to redeem shares held by the Corporation in an amount exceeding one percent of their total outstanding securities during any period of less than 30 days.

There is a risk that ETFs in which the Corporation invests may terminate due to extraordinary events. For example, any of the service providers to ETFs, such as the trustee or sponsor, may close or otherwise fail to perform their obligations to the ETF, and the ETF may not be able to find a substitute service provider. Also, ETFs may be dependent upon licenses to use the various indices as a basis for determining their compositions and/or otherwise to use certain trade names. If these licenses are terminated, the ETFs may also terminate. In addition, an ETF may terminate if its net assets fall below a certain amount.

Foreign Securities and their Risks. Foreign securities, foreign currencies, and securities issued by U.S. entities with substantial foreign operations involve special risks, including those set forth below, which are not typically associated with investing in U.S. securities. Foreign companies are not generally subject to uniform accounting, auditing, and financial reporting standards comparable to those applicable to domestic companies. Additionally, many foreign stock markets, while growing in volume of trading activity, have substantially less volume than the New York Stock Exchange, and securities of some foreign companies are less liquid and more volatile than securities of domestic companies. Similarly, volume and liquidity in most foreign bond markets are less than the volume and liquidity in the U.S. and, at times, volatility of price can be greater than in the U.S. Further, foreign markets have different clearance, settlement, registration, and communication procedures and in certain markets there have been times when settlements have been unable to keep pace with the volume of securities transactions making it difficult to conduct such transactions. Delays in such procedures could result in temporary periods when assets are uninvested and no return is earned on them. The inability of an investor to make intended security purchases due to such problems could cause the investor to miss attractive investment opportunities.

Payment for securities without delivery may be required in certain foreign markets and, when participating in new issues, some foreign countries require payment to be made in advance of issuance (at the time of issuance, the market value of the security may be more or less than the purchase price). Some foreign markets also have compulsory depositories (i.e., an investor does not have a choice as to where the securities are held). Fixed commissions on some foreign stock exchanges are generally higher than negotiated commissions on U.S. exchanges. Further, an investor may encounter difficulties or be unable to pursue legal remedies and obtain judgments in foreign courts. There is generally less government supervision and regulation of business and industry practices, stock exchanges, brokers, and listed companies than in the U.S. It may be more difficult for an investor’s agents to keep currently informed about corporate actions such as stock dividends or other matters that may affect the prices of portfolio securities. Communications between the U.S. and foreign countries may be less reliable than within the U.S., thus increasing the risk of delays or loss of certificates for portfolio securities. In addition, with respect to certain foreign countries, there is the possibility of nationalization, expropriation, the imposition of additional withholding or confiscatory taxes, political, social, or economic instability, diplomatic developments that could affect investments in those countries, or other unforeseen actions by regulatory bodies (such as changes to settlement or custody procedures).

The risks of foreign investing may be magnified for investments in emerging markets, which may have relatively unstable governments, economies based on only a few industries, and securities markets that trade a small number of securities. The introduction of a single currency, the euro, on Jan. 1, 1999 for participating European nations in the Economic and Monetary Union (EU) presents unique uncertainties, including the legal treatment of certain outstanding financial contracts after Jan. 1, 1999 that refer to existing currencies rather than the euro; the establishment and maintenance of exchange rates; the fluctuation of the euro relative to non-euro currencies; whether the interest rate, tax or labor regimes of European countries participating in the euro will converge over time; and whether the admission of other countries as members of the EU may have an impact on the euro.

Foreign Currency and its Risks. The Corporation’s exposure to foreign currencies subjects the Corporation to constantly changing exchange rates and the risk that those currencies will decline in value relative to the U.S. dollar, or, in the case of short positions, that the U.S. dollar will decline in value relative to the currency being sold forward. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates and economic or political developments in the U.S. or abroad. As a result, the Corporation’s exposure to foreign currencies may reduce the returns of the Corporation. Trading of foreign currencies also includes the risk of clearing and settling trades which, if prices are volatile, may be difficult.

Investments in foreign securities usually involve currencies of foreign countries. In addition, the Corporation may hold cash and cash equivalent investments in foreign currencies. As a result, the value of the Corporation’s assets as measured in U.S. dollars may be affected favorably or unfavorably by changes in currency exchange rates and exchange control regulations. Also, the Corporation may incur costs in connection with conversions between various currencies. Currency exchange rates may fluctuate significantly over short periods of time causing the Corporation’s net asset value (NAV) to fluctuate. Currency exchange rates are generally determined by the forces of supply and demand in the foreign exchange markets, actual or anticipated changes in interest rates, and other complex factors. Currency exchange rates also can be affected by the intervention of U.S. or foreign governments or central banks, or the failure to intervene, or by currency controls or political developments.

Spot Rates and Derivative Instruments. The Corporation may conduct its foreign currency exchange transactions either at the spot (cash) rate prevailing in the foreign currency exchange market or by entering into forward currency exchange contracts (forward contracts). These contracts are traded in the interbank market conducted directly between currency traders (usually large commercial banks) and their customers. Because foreign currency transactions occurring in the interbank market might involve substantially larger amounts than those involved in the use of such derivative instruments, the Corporation could be disadvantaged by having to deal in the odd lot market for the underlying foreign currencies at prices that are less favorable than for round lots.

The Corporation may enter into forward contracts for a variety of reasons, but primarily it will enter into such contracts for risk management (hedging) or for investment purposes. The Corporation may enter into forward contracts to settle a security transaction or handle dividend and interest collection. When the Corporation enters into a contract for the purchase or sale of a security denominated in a foreign currency or has been notified of a dividend or interest payment, it may desire to lock in the price of the security or the amount of the payment, usually in U.S. dollars, although it could desire to lock in the price of the security in another currency. By entering into a forward contract, the Corporation would be able to protect itself against a possible loss resulting from an adverse change in the relationship between different currencies from the date the security is purchased or sold to the date on which payment is made or received or when the dividend or interest is actually received.

The Corporation may enter into forward contracts when management of the Corporation believes the currency of a particular foreign country may decline in value relative to another currency. When selling currencies forward in this fashion, the Corporation may seek to hedge the value of foreign securities it holds against an adverse move in exchange rates. The precise matching of forward contract amounts and the value of securities involved generally will not be possible since the future value of securities in foreign currencies more than likely will change between the date the forward contract is entered into and the date it matures. The projection of short-term currency market movements is extremely difficult and successful execution of a short-term hedging strategy is highly uncertain. Unless specifically permitted, the Corporation would not enter into such forward contracts or maintain a net exposure to such contracts when consummating the contracts would obligate it to deliver an amount of foreign currency in excess of the value of its securities or other assets denominated in that currency.

This method of protecting the value of the Corporation’s securities against a decline in the value of a currency does not eliminate fluctuations in the underlying prices of the securities. It simply establishes a rate of exchange that can be achieved at some point in time. Although forward contracts tend to minimize the risk of loss due to a decline in value of hedged currency, they tend to limit any potential gain that might result should the value of such currency increase.

The Corporation may also enter into forward contracts when its management believes the currency of a particular country will increase in value relative to another currency. The Corporation may buy currencies forward to gain exposure to a currency without incurring the additional costs of purchasing securities denominated in that currency. The Corporation may designate cash or securities in an amount equal to the value of the Corporation’s total assets committed to consummating forward contracts entered into under the circumstance set forth above. If the value of the securities declines, additional cash or securities will be designated on a daily basis so that the value of the cash or securities will equal the amount of the Corporation’s commitments on such contracts. At maturity of a forward contract, the Corporation may either deliver (if a contract to sell) or take delivery of (if a contract to buy) the foreign currency or terminate its contractual obligation by entering into an offsetting contract with the same currency trader, the same maturity date, and covering the same amount of foreign currency. If the Corporation engages in an offsetting transaction, it would incur a gain or loss to the extent there has been movement in forward contract prices. If the Corporation engages in an offsetting transaction, it may subsequently enter into a new forward contract to buy or sell the foreign currency.

Although the Corporation values its assets each business day in terms of U.S. dollars, it may not intend to convert its foreign currencies into U.S. dollars on a daily basis. It would do so from time to time, and stockholders should be aware of currency conversion costs. Although foreign exchange dealers do not charge a fee for conversion, they do realize a profit based on the difference (spread) between the prices at which they are buying and selling various currencies. Thus, a dealer may offer to sell a foreign currency to the Corporation at one rate, while offering a lesser rate of exchange should the Corporation desire to resell that currency to the dealer.

Options on Foreign Currencies. The Corporation may buy put and call options and write covered call and cash-secured put options on foreign currencies for hedging purposes and to gain exposure to foreign currencies. For example, a decline in the dollar value of a foreign currency in which securities are denominated will reduce the dollar value of such securities, even if their value in the foreign currency remains constant. In order to protect against the diminutions in the value of securities, the Corporation may buy put options on the foreign currency. If the value of the currency does decline, the Corporation would have the right to sell the currency for a fixed amount in dollars and would offset, in whole or in part, the adverse effect on its portfolio that otherwise would have resulted.

Conversely, where a change in the dollar value of a currency would increase the cost of securities the Corporation plans to buy, or where the Corporation would benefit from increased exposure to the currency, the Corporation may buy call options on the foreign currency. The purchase of the options could offset, at least partially, the changes in exchange rates. As in the case of other types of options, however, the benefit to the Corporation derived from purchases of foreign currency options would be reduced by the amount of the premium and related transaction costs. In addition, where currency exchange rates do not move in the direction or to the extent anticipated, the Corporation could sustain losses on transactions in foreign currency options that would require it to forego a portion or all of the benefits of advantageous changes in rates.

The Corporation may write options on foreign currencies for the same types of purposes. For example, when the Corporation anticipates a decline in the dollar value of foreign-denominated securities due to adverse fluctuations in exchange rates it could, instead of purchasing a put option, write a call option on the relevant currency. If the expected decline occurs, the option would most likely not be exercised and the diminution in value of securities would be fully or partially offset by the amount of the premium received.

Similarly, instead of purchasing a call option when a foreign currency is expected to appreciate, the Corporation could write a put option on the relevant currency. If rates move in the manner projected, the put option would expire unexercised and allow the Corporation to hedge increased cost up to the amount of the premium.

As in the case of other types of options, however, the writing of a foreign currency option will constitute only a partial hedge up to the amount of the premium, and only if rates move in the expected direction. If this does not occur, the option may be exercised and the Corporation would be required to buy or sell the underlying currency at a loss that may not be offset by the amount of the premium. Through the writing of options on foreign currencies, the Corporation also may be required to forego all or a portion of the benefits that might otherwise have been obtained from favorable movements on exchange rates.

All options written on foreign currencies will be covered. An option written on foreign currencies is covered if the Corporation holds currency sufficient to cover the option or has an absolute and immediate right to acquire that currency without additional cash consideration upon conversion of assets denominated in that currency or exchange of other currency held in its portfolio. An option writer could lose amounts substantially in excess of its initial investments, due to the margin and collateral requirements associated with such positions.

Options on foreign currencies are traded through financial institutions acting as market-makers, although foreign currency options also are traded on certain national securities exchanges, such as the Philadelphia Stock Exchange and the Chicago Board Options Exchange, subject to SEC regulation. In an over-the-counter trading environment, many of the protections afforded to exchange participants will not be available. For example, there are no daily price fluctuation limits, and adverse market movements could therefore continue to an unlimited extent over a period of time. Although the purchaser of an option cannot lose more than the amount of the premium plus related transaction costs, this entire amount could be lost. Foreign currency option positions entered into on a national securities exchange are cleared and guaranteed by the Options Clearing Corporation (OCC), thereby reducing the risk of counterparty default. Further, a liquid secondary market in options traded on a national securities exchange may be more readily available than in the over-the-counter market, potentially permitting the Corporation to liquidate open positions at a profit prior to exercise or expiration, or to limit losses in the event of adverse market movements.

The purchase and sale of exchange-traded foreign currency options, however, is subject to the risks of availability of a liquid secondary market described above, as well as the risks regarding adverse market movements, margining of options written, the nature of the foreign currency market, possible intervention by governmental authorities and the effects of other political and economic events. In addition, exchange-traded options on foreign currencies involve certain risks not presented by the over-the-counter market. For example, exercise and settlement of such options must be made exclusively through the OCC, which has established banking relationships in certain foreign countries for that purpose. As a result, the OCC may, if it determines that foreign governmental restrictions or taxes would prevent the orderly settlement of foreign currency option exercises, or would result in undue burdens on OCC or its clearing member, impose special procedures on exercise and settlement, such as technical changes in the mechanics of delivery of currency, the fixing of dollar settlement prices or prohibitions on exercise.

Foreign Currency Futures and Related Options. The Corporation may enter into currency futures contracts to buy or sell currencies. It also may buy put and call options and write covered call and cash-secured put options on currency futures. Currency futures contracts are similar to currency forward contracts, except that they are traded on exchanges (and have margin requirements) and are standardized as to contract size and delivery date. Most currency futures call for payment of delivery in U.S. dollars. The Corporation may use currency futures for the same purposes as currency forward contracts, subject to CFTC limitations.

Currency futures and options on futures values can be expected to correlate with exchange rates, but will not reflect other factors that may affect the value of the Corporation’s investments. A currency hedge, for example, should protect a Yen-denominated bond against a decline in the Yen, but will not protect the Corporation against price decline if the issuer’s creditworthiness deteriorates. Because the value of the Corporation’s investments denominated in foreign currency will change in response to many factors other than exchange rates, it may not be possible to match the amount of a forward contract to the value of the Corporation’s investments denominated in that currency over time.

The Corporation will hold securities or other options or futures positions whose values are expected to offset its obligations. The Corporation would not enter into an option or futures position that exposes the Corporation to an obligation to another party unless it owns either (i) an offsetting position in securities or (ii) cash, receivables and short-term debt securities with a value sufficient to cover its potential obligations.

High-Yield Debt Securities (Junk Bonds) and their Risks. High yield (high-risk) debt securities are sometimes referred to as junk bonds. They are non-investment grade (lower quality) securities that have speculative characteristics. Lower quality securities, while generally offering higher yields than investment grade securities with similar maturities, involve greater risks, including the possibility of default or bankruptcy. They are regarded as predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal. The special risk considerations in connection with investments in these securities are discussed below.

All fixed rate interest-bearing securities typically experience appreciation when interest rates decline and depreciation when interest rates rise. The market values of lower-quality and comparable unrated securities tend to reflect individual corporate developments to a greater extent than do higher rated securities, which react primarily to fluctuations in the general level of interest rates. Lower-quality and comparable unrated securities also tend to be more sensitive to economic conditions than are higher-rated securities. As a result, they generally involve more credit risks than securities in the higher-rated categories. During an economic downturn or a sustained period of rising interest rates, highly leveraged issuers of lower-quality securities may experience financial stress and may not have sufficient revenues to meet their payment obligations. The issuer’s ability to service its debt obligations also may be adversely affected by specific corporate developments, the issuer’s inability to meet specific projected business forecasts, or the unavailability of additional financing. The risk of loss due to default by an issuer of these securities is significantly greater than a default by issuers of higher-rated securities because such securities are generally unsecured and are often subordinated to other creditors. Further, if the issuer of a lower quality security defaulted, an investor might incur additional expenses to seek recovery.

Credit ratings issued by credit rating agencies are designed to evaluate the safety of principal and interest payments of rated securities. They do not, however, evaluate the market value risk of lower-quality securities and, therefore, may not fully reflect the true risks of an investment. In addition, credit rating agencies may or may not make timely changes in a rating to reflect changes in the economy or in the condition of the issuer that affect the market value of the securities. Consequently, credit ratings are used only as a preliminary indicator of investment quality. An investor may have difficulty disposing of certain lower-quality and comparable unrated securities because there may be a thin trading market for such securities. Because not all dealers maintain markets in all lower quality and comparable unrated securities, there is no established retail secondary market for many of these securities. To the extent a secondary trading market does exist, it is generally not as liquid as the secondary market for higher-rated securities. The lack of a liquid secondary market may have an adverse impact on the market price of the security. The lack of a liquid secondary market for certain securities also may make it more difficult for an investor to obtain accurate market quotations. Market quotations are generally available on many lower-quality and comparable unrated issues only from a limited number of dealers and may not necessarily represent firm bids of such dealers or prices for actual sales.

Although one or more of the other risks described in this SAI may apply, the largest risks associated with high-yield debt securities include: Credit Risk, Interest Rate Risk, and Prepayment and Extension risk.

Illiquid and Restricted Securities and their Risks. No more than 15% of the Corporation’s net assets will be held in securities and other instruments that are illiquid. Illiquid securities are securities that are not readily marketable. These securities may include, but are not limited to, certain securities that are subject to legal or contractual restrictions on resale, certain repurchase agreements, and derivative instruments. To the extent the Corporation invests in illiquid or restricted securities, it may encounter difficulty in determining a market value for the securities. Disposing of illiquid or restricted securities may involve time-consuming negotiations and legal expense, and it may be difficult or impossible for the Corporation to sell the investment promptly and at an acceptable price.

In determining the liquidity of all securities and derivatives, such as Rule 144A securities, which are unregistered securities offered to qualified institutional buyers, and interest-only and principal-only fixed mortgage-backed securities (IOs and POs) issued by the U.S. government or its agencies and instrumentalities the Manager, under guidelines established by the Board, will consider any relevant factors including the frequency of trades, the number of dealers willing to purchase or sell the security and the nature of marketplace trades.

Initial Public Offerings (IPOs) and their Risks. Companies issuing IPOs generally have no or limited operating histories, and their prospects for future profitability are uncertain. These companies often are engaged in new and evolving businesses and are particularly vulnerable to competition and to changes in technology, markets and economic conditions. They may be dependent on certain key managers and third parties, need more personnel and other resources to manage growth and require significant additional capital. They may also be dependent on limited product lines and uncertain property rights and need regulatory approvals. Funds that invest in IPOs can be affected by sales of additional shares and by concentration of control in existing management and principal shareholders. Stock prices of IPOs can also be highly unstable, due to the absence of a prior public market, the small number of shares available for trading and limited investor information. Most IPOs involve a high degree of risk not normally associated with offerings of more seasoned companies.

IPOs are subject to many of the same risks as investing in companies with smaller market capitalizations. To the extent the Corporation determines to invest in IPOs it may not be able to invest to the extent desired, because, for example, only a small portion (if any) of the securities being offered in an IPO may be made available. The investment performance of the Corporation during periods when it is unable to invest significantly or at all in IPOs may be lower than during periods when the Corporation is able to do so. In addition, as the Corporation increases in size, the impact of IPOs on the Corporation’s performance will generally decrease. IPOs sold within 12 months of purchase will result in increased short-term capital gains, which will be taxable to shareholders as ordinary income.

Although one or more risks described in this SAI may apply, the largest risks associated with IPOs include: Small and Mid-Sized Company Risk.

Investment Companies and their Risks. Investing in securities issued by registered and unregistered investment companies may involve the duplication of advisory fees and certain other expenses. Although one or more of the other risks described in this SAI may apply, the largest risks associated with the securities of other investment companies include Market Risk.

Lending of Portfolio Securities and its Risks. To generate income, the Corporation may lend up to 33 1/3% of the value of its total assets to broker-dealers, banks or other institutional borrowers of securities subject to any applicable requirements of a national securities exchange or of a governmental regulatory body. JPMorgan Chase Bank, N.A. serves as lending agent (the Lending Agent) to the Corporation pursuant to a securities lending agreement (the Securities Lending Agreement) approved by the Board.

Under the Securities Lending Agreement, the Lending Agent loans securities to approved borrowers pursuant to borrower agreements in exchange for collateral equal to at least 100% of the market value of the loaned securities. Collateral may consist of cash, securities issued by the U.S. government or its agencies or instrumentalities (collectively, “U.S. government securities”) or such collateral as may be approved by the Board. For loans secured by cash, the Corporation retains the interest earned on cash collateral investments, but is required to pay the borrower a rebate for the use of the cash collateral. For loans secured by U.S. government securities, the borrower pays a borrower fee to the Lending Agent on behalf of the Corporation. If the market value of the loaned securities goes up, the Lending Agent will request additional collateral from the borrower. If the market value of the loaned securities goes down, the borrower may request that some collateral be returned. During the existence of the loan, the lender will receive from the borrower amounts equivalent to any dividends, interest or other distributions on the loaned securities, as well as interest on such amounts.

Loans are subject to termination by the Corporation or a borrower at any time. The Corporation may choose to terminate a loan in order to vote in a proxy solicitation if the Corporation has knowledge of a material event to be voted on that would affect the Corporation’s investment in the loaned security.

Securities lending involves counterparty risk, including the risk that a borrower may not provide additional collateral when required or return the loaned securities in a timely manner. Counterparty risk also includes a potential loss of rights in the collateral if the borrower or the Lending Agent defaults or fails financially. This risk is increased if the Corporation’s loans are concentrated with a single or limited number of borrowers. There are no limits on the number of borrowers the Corporation may use and the Corporation may lend securities to only one or a small group of borrowers. Funds participating in securities lending also bear the risk of loss in connection with investments of cash collateral received from the borrowers. Cash collateral is invested in accordance with investment guidelines contained in the Securities Lending Agreement and approved by the Board. To the extent that the value or return of the Corporation’s investments of the cash collateral declines below the amount owed to a borrower, the Corporation may incur losses that exceed the amount it earned on lending the security. The Lending Agent will indemnify the Corporation from losses resulting from a borrower’s failure to return a loaned security when due, but such indemnification does not extend to losses associated with declines in the value of cash collateral investments. The investment manager is not responsible for any loss incurred by the Corporation in connection with the securities lending program. Although one or more of the other risks described in this SAI may apply, the largest risks associated with the lending of portfolio securities include: Credit Risk.

Leverage (Use of) and its Risks. Leverage occurs when the Corporation increases its assets available for investment by issuing preferred stock or using borrowings, short sales, derivatives, or similar instruments or techniques. Due to the fact that short sales involve borrowing securities and then selling them, the Corporation’s short sales effectively leverage the Corporation’s assets. The use of leverage may make any change in the Corporation’s net asset value (NAV) even greater and thus result in increased volatility of returns. The Corporation’s assets that are used as collateral to secure the short sales may decrease in value while the short positions are outstanding, which may force the Corporation to use its other assets to increase the collateral. Leverage can also create an interest expense that may lower the Corporation’s overall returns. Lastly, there is no guarantee that a leveraging strategy will be successful.

Loan Participations and their Risks. Loans, loan participations, and interests in securitized loan pools are interests in amounts owed by a corporate, governmental, or other borrower to a lender or consortium of lenders (typically banks, insurance companies, investment banks, government agencies, or international agencies). Loans involve a risk of loss in case of default or insolvency of the borrower and may offer less legal protection to an investor in the event of fraud or misrepresentation.

Although one or more of the other risks described in this SAI may apply, the largest risks associated with loan participations include: Credit Risk.

Mortgage- and Asset-Backed Securities and their Risks. Mortgage-backed securities represent direct or indirect participations in, or are secured by and payable from, mortgage loans secured by real property, and include single- and multi-class pass-through securities and Collateralized Mortgage Obligations (CMOs). These securities may be issued or guaranteed by U.S. government agencies or instrumentalities (see also Agency and Government Securities), or by private issuers, generally originators and investors in mortgage loans, including savings associations, mortgage bankers, commercial banks, investment bankers, and special purpose entities. Mortgage-backed securities issued by private lenders may be supported by pools of mortgage loans or other mortgage-backed securities that are guaranteed, directly or indirectly, by the U.S. government or one of its agencies or instrumentalities, or they may be issued without any governmental guarantee of the underlying mortgage assets but with some form of non-governmental credit enhancement. Commercial mortgage-backed securities (CMBS) are a specific type of mortgage-backed security collateralized by a pool of mortgages on commercial real estate.

Stripped mortgage-backed securities are a type of mortgage-backed security that receive differing proportions of the interest and principal payments from the underlying assets. Generally, there are two classes of stripped mortgage-backed securities: Interest Only (IO) and Principal Only (PO). IOs entitle the holder to receive distributions consisting of all or a portion of the interest on the underlying pool of mortgage loans or mortgage-backed securities. POs entitle the holder to receive distributions consisting of all or a portion of the principal of the underlying pool of mortgage loans or mortgage-backed securities. The cash flows and yields on IOs and POs are extremely sensitive to the rate of principal payments (including prepayments) on the underlying mortgage loans or mortgage-backed securities. A rapid rate of principal payments may adversely affect the yield to maturity of IOs. A slow rate of principal payments may adversely affect the yield to maturity of POs. If prepayments of principal are greater than anticipated, an investor in IOs may incur substantial losses. If prepayments of principal are slower than anticipated, the yield on a PO will be affected more severely than would be the case with a traditional mortgage-backed security.

CMOs are hybrid mortgage-related instruments secured by pools of mortgage loans or other mortgage-related securities, such as mortgage pass through securities or stripped mortgage-backed securities. CMOs may be structured into multiple classes, often referred to as “tranches,” with each class bearing a different stated maturity and entitled to a different schedule for payments of principal and interest, including prepayments. Principal prepayments on collateral underlying a CMO may cause it to be retired substantially earlier than its stated maturity. The yield characteristics of mortgage-backed securities differ from those of other debt securities. Among the differences are that interest and principal payments are made more frequently on mortgage-backed securities, usually monthly, and principal may be repaid at any time. These factors may reduce the expected yield.

Asset-backed securities have structural characteristics similar to mortgage-backed securities. Asset-backed debt obligations represent direct or indirect participation in, or secured by and payable from, assets such as motor vehicle installment sales contracts, other installment loan contracts, home equity loans, leases of various types of property, and receivables from credit cards or other revolving credit arrangements. The credit quality of most asset-backed securities depends primarily on the credit quality of the assets underlying such securities, how well the entity issuing the security is insulated from the credit risk of the originator or any other affiliated entities, and the amount and quality of any credit enhancement of the securities. Payments or distributions of principal and interest on asset-backed debt obligations may be supported by non-governmental credit enhancements including letters of credit, reserve funds, overcollateralization, and guarantees by third parties. The market for privately issued asset-backed debt obligations is smaller and less liquid than the market for government sponsored mortgage-backed securities.

Although one or more of the other risks described in this SAI may apply, the largest risks associated with mortgage and asset-backed securities include: Credit Risk, Interest Rate Risk, Liquidity Risk, and Prepayment and Extension Risk.

Mortgage Dollar Rolls and their Risks. Mortgage dollar rolls are investments in which an investor sells mortgage-backed securities for delivery in the current month and simultaneously contracts to purchase substantially similar securities on a specified future date. While an investor foregoes principal and interest paid on the mortgage-backed securities during the roll period, the investor is compensated by the difference between the current sales price and the lower price for the future purchase as well as by any interest earned on the proceeds of the initial sale. The investor also could be compensated through the receipt of fee income equivalent to a lower forward price.

Although one or more of the other risks described in this SAI may apply, the largest risks associated with mortgage dollar rolls include: Credit Risk and Interest Rate Risk.

Portfolio Trading and Turnover Risks. Portfolio trading may be undertaken to accomplish the investment objective of the Corporation in relation to actual and anticipated movements in interest rates, securities markets and for other reasons. In addition, a security may be sold and another of comparable quality purchased at approximately the same time to take advantage of what the Manager believes to be a temporary price disparity between the two securities. Temporary price disparities between two comparable securities may result from supply and demand imbalances where, for example, a temporary oversupply of certain securities may cause a temporarily low price for such security, as compared with other securities of like quality and characteristics. The Corporation may also engage in short-term trading consistent with its investment objective. Securities may be sold in anticipation of a market decline or purchased in anticipation of a market rise and later sold, or to recognize a gain.

A change in the securities held by the Corporation is known as “portfolio turnover.” The use of certain derivative instruments with relatively short maturities may tend to exaggerate the portfolio turnover rate for the Corporation. High portfolio turnover may involve correspondingly greater expenses to the Corporation, including brokerage commissions or dealer mark-ups and other transaction costs on the sale of securities and reinvestments in other securities. Trading in debt obligations does not generally involve the payment of brokerage commissions, but does involve indirect transaction costs. The use of futures contracts may involve the payment of commissions to futures commission merchants. The higher the rate of portfolio turnover of the Corporation, the higher the transaction costs borne by the Corporation generally will be. Transactions in the Corporation’s portfolio securities may result in realization of taxable capital gains (including short-term capital gains which are generally taxed to stockholders at ordinary income tax rates). The trading costs and tax effects associated with portfolio turnover may adversely affect the Corporation’s performance.

Preferred Stock and its Risks. The Corporation may invest in preferred stock, which is a type of stock that pays dividends at a specified rate and that has preference over common stock in the payment of dividends and the liquidation of assets. Preferred stock does not ordinarily carry voting rights. The price of a preferred stock is generally determined by earnings, type of products or services, projected growth rates, experience of management, liquidity, and general market conditions of the markets on which the stock trades.

Although one or more of the other risks described in this SAI may apply, the largest risks associated with investments in preferred stock include: Issuer Risk and Market Risk.

Repurchase Agreements and their Risks. Repurchase agreements may be entered into with certain banks or non-bank dealers. In a repurchase agreement, the purchaser buys a security at one price, and at the time of sale, the seller agrees to repurchase the obligation at a mutually agreed upon time and price (usually within seven days). The repurchase agreement determines the yield during the purchaser’s holding period, while the seller’s obligation to repurchase is secured by the value of the underlying security. Repurchase agreements could involve certain risks in the event of a default or insolvency of the other party to the agreement, including possible delays or restrictions upon the purchaser’s ability to dispose of the underlying securities.

Small and Mid-Sized Company Risk. The Corporation may invest in companies of any size. Investments in small and medium companies often involve greater risks than investments in larger, more established companies because small and medium companies may lack the management experience, financial resources, product diversification, experience, and competitive strengths of larger companies. Additionally, in many instances the securities of small and medium companies are traded only over-the-counter or on regional securities exchanges and the frequency and volume of their trading is substantially less and may be more volatile than is typical of larger companies.

Swap Agreements and their Risks. Swap agreements are typically individually negotiated agreements that obligate two parties to exchange payments based on a reference to a specified asset, reference rate or index. Swap agreements will tend to shift a party’s investment exposure from one type of investment to another. A swap agreement can increase or decrease the volatility of the Corporation’s investments and its net asset value. Swap agreements are traded in the over-the-counter market and may be considered to be illiquid. Swap agreements entail the risk that a party will default on its payment obligations. The Corporation will enter into a swap agreement only if the claims-paying ability of the other party or its guarantor is considered to be investment grade by the investment manager. Generally, the unsecured senior debt or the claims-paying ability of the other party or its guarantor must be rated in one of the three highest rating categories of at least one Nationally Recognized Statistical Rating Organization (NRSRO) at the time of entering into the transaction. If there is a default by the other party to such a transaction, the Corporation will have to rely on its contractual remedies (which may be limited by bankruptcy, insolvency or similar laws) pursuant to the agreements related to the transaction. In certain circumstances, the Corporation may seek to minimize counterparty risk by requiring the counterparty to post collateral.

Swap agreements are usually entered into without an upfront payment because the value of each party’s position is the same. The market values of the underlying commitments will change over time resulting in one of the commitments being worth more than the other and the net market value creating a risk exposure for one counterparty or the other.

Interest Rate Swaps. Interest rate swap agreements are often used to obtain or preserve a desired return or spread at a lower cost than through a direct investment in an instrument that yields the desired return or spread. They are financial instruments that involve the exchange of one type of interest rate cash flow for another type of interest rate cash flow on specified dates in the future. In a standard interest rate swap transaction, two parties agree to exchange their respective commitments to pay fixed or floating rates on a predetermined specified (notional) amount. The swap agreement notional amount is the predetermined basis for calculating the obligations that the swap counterparties have agreed to exchange. Under most swap agreements, the obligations of the parties are exchanged on a net basis. The two payment streams are netted out, with each party receiving or paying, as the case may be, only the net amount of the two payments. Interest rate swaps can be based on various measures of interest rates, including LIBOR, swap rates, treasury rates and other foreign interest rates.

Cross Currency Swaps. Cross currency swaps are similar to interest rate swaps, except that they involve multiple currencies. The Corporation may enter into a currency swap when it has exposure to one currency and desires exposure to a different currency. Typically the interest rates that determine the currency swap payments are fixed, although occasionally one or both parties may pay a floating rate of interest. Unlike an interest rate swap, however, the principal amounts are exchanged at the beginning of the contract and returned at the end of the contract. In addition to paying and receiving amounts at the beginning and termination of the agreements, both sides will also have to pay in full periodically based upon the currency they have borrowed. Change in foreign exchange rates and changes in interest rates, as described above, may negatively affect currency swaps.

Total Return Swaps. Total return swaps are contracts in which one party agrees to make periodic payments based on the change in market value of the underlying assets, which may include a specified security, basket of securities or security indexes during the specified period, in return for periodic payments based on a fixed or variable interest rate of the total return from other underlying assets. Total return swap agreements may be used to obtain exposure to a security or market without owning or taking physical custody of such security or market. For example, CMBS total return swaps are bilateral financial contracts designed to replicate synthetically the total returns of commercial mortgage-backed securities. In a typical total return equity swap, payments made by the Corporation or the counterparty are based on the total return of a particular reference asset or assets (such as an equity security, a combination of such securities, or an index). That is, one party agrees to pay another party the return on a stock, basket of stocks, or stock index in return for a specified interest rate. By entering into an equity index swap, for example, the index receiver can gain exposure to stocks making up the index of securities without actually purchasing those stocks. Total return swaps involve not only the risk associated with the investment in the underlying securities, but also the risk of the counterparty not fulfilling its obligations under the agreement.

Swaption Transaction. A swaption is an option on a swap agreement and a contract that gives a counterparty the right (but not the obligation) to enter into a new swap agreement or to shorten, extend, cancel or otherwise modify an existing swap agreement, at some designated future time on specified terms, in return for payment of the purchase price (the “premium”) of the option. The Corporation may write (sell) and purchase put and call swaptions to the same extent it may make use of standard options on securities or other instruments. The writer of the contract receives the premium and bears the risk of unfavorable changes in the market value on the underlying swap agreement.

Swaptions can be bundled and sold as a package. These are commonly called interest rate caps, floors and collars. In interest rate cap transactions, in return for a premium, one party agrees to make payments to the other to the extent that interest rates exceed a specified rate, or cap. Interest rate floor transactions require one party, in exchange for a premium to agree to make payments to the other to the extent that interest rates fall below a specified level, or floor. In interest rate collar transactions, one party sells a cap and purchases a floor, or vice versa, in an attempt to protect itself against interest rate movements exceeding given minimum or maximum levels or collar amounts.

Credit Default Swaps. Credit default swaps are contracts in which third party credit risk is transferred from one party to another party by one party, the protection buyer, making payments to the other party, the protection seller, in return for the ability of the protection buyer to deliver a reference obligation, or portfolio of reference obligations, to the protection seller upon the occurrence of certain credit events relating to the issuer of the reference obligation and receive the notional amount of the reference obligation from the protection seller. The Corporation may use credit default swaps for various purposes including to increase or decrease its credit exposure to various issuers. For example, as a seller in a transaction, the Corporation could use credit default swaps as a way of increasing investment exposure to a particular issuer’s bonds in lieu of purchasing such bonds directly. Similarly, as a buyer in a transaction, the Corporation may use credit default swaps to hedge its exposure on bonds that it owns or in lieu of selling such bonds. A credit default swap agreement may have as reference obligations one or more securities that are not currently held by the Corporation. The Corporation may be either the buyer or seller in the transaction. Credit default swaps may also be structured based on the debt of a basket of issuers, rather than a single issuer, and may be customized with respect to the default event that triggers purchase or other factors. As a seller, the Corporation generally receives an upfront payment or a fixed rate of income throughout the term of the swap, which typically is between six months and three years, provided that there is no credit event. If a credit event occurs, generally the seller must pay the buyer the full face amount of deliverable obligations of the reference obligations that may have little or no value. If the Corporation is a buyer and no credit event occurs, the Corporation recovers nothing if the swap is held through its termination date. However, if a credit event occurs, the buyer may elect to receive the full notional value of the swap in exchange for an equal face amount of deliverable obligations of the reference obligation that may have little or no value.

Credit default swap agreements can involve greater risks than if the Corporation had invested in the reference obligation directly since, in addition to general market risks, credit default swaps are subject to counterparty credit risk, leverage risk, hedging risk, correlation risk and liquidity risk. The Corporation will enter into credit default swap agreements only with counterparties that meet certain standards of creditworthiness. A buyer generally also will lose its investment and recover nothing should no credit event occur and the swap is held to its termination date. If a credit event were to occur, the value of any deliverable obligation received by the seller, coupled with the upfront or periodic payments previously received, may be less than the full notional value it pays to the buyer, resulting in a loss of value to the seller. The Corporation’s obligations under a credit default swap agreement will be accrued daily (offset against any amounts owing to the Corporation). In connection with credit default swaps in which the Corporation is the buyer, the Corporation will segregate or “earmark” cash or other liquid assets, or enter into certain offsetting positions, with a value at least equal to the Corporation’s exposure (any accrued but unpaid net amounts owed by the Corporation to any counterparty), on a marked-to-market basis. In connection with credit default swaps in which the Corporation is the seller, the Corporation will segregate or “earmark” cash or other liquid assets, or enter into offsetting positions, with a value at least equal to the full notional amount of the swap (minus any amounts owed to the Corporation). Such segregation or “earmarking” will ensure that the Corporation has assets available to satisfy its obligations with respect to the transaction. Such segregation or “earmarking” will not limit the Corporation’s exposure to loss.

The use of swap agreements by the Corporation entails certain risks, which may be different from, or possibly greater than, the risks associated with investing directly in the securities and other investments that are the referenced asset for the swap agreement. Swaps are highly specialized instruments that require investment techniques, risk analyses, and tax planning different from those associated with stocks, bonds, and other traditional investments. The use of a swap requires an understanding not only of the referenced asset, reference rate, or index, but also of the swap itself, without the benefit of observing the performance of the swap under all the possible market conditions. Because some swap agreements have a leverage component, adverse changes in the value or level of the underlying asset, reference rate, or index can result in a loss substantially greater than the amount invested in the swap itself. Certain swaps have the potential for unlimited loss, regardless of the size of the initial investment.

Although one or more of the other risks described in this SAI may apply, the largest risks associated with swaps include: Credit Risk, Liquidity Risk and Market Risk.

Tax Risk. As a regulated investment company, the Corporation must derive at least 90% of its gross income for each taxable year from sources treated as “qualifying income” under the Internal Revenue Code of 1986, as amended. The Corporation currently intends to take positions in forward currency contracts with notional value up to the Corporation’s total net assets. Although foreign currency gains currently constitute “qualifying income” the Treasury Department has the authority to issue regulations excluding from the definition of “qualifying incomes” a fund’s foreign currency gains not “directly related” to its “principal business” of investing in stocks or securities (or options and futures with respect thereto). Such regulations might treat gains from some of the Corporation’s foreign currency-denominated positions as not “qualifying income” and there is a remote possibility that such regulations might be applied retroactively, in which case, the Corporation might not qualify as a regulated investment company for one or more years. In the event the Treasury Department issues such regulations, the Corporation’s Board of Directors may authorize a significant change in investment strategy or liquidation of the Corporation.

Warrants and their Risks. The Corporation may invest in warrants. Warrants are securities giving the holder the right, but not the obligation, to buy the stock of an issuer at a given price (generally higher than the value of the stock at the time of issuance) during a specified period or perpetually. Warrants may be acquired separately or in connection with the acquisition of securities. Warrants do not carry with them the right to dividends or voting rights and they do not represent any rights in the assets of the issuer. Warrants may be considered to have more speculative characteristics than certain other types of investments. In addition, the value of a warrant does not necessarily change with the value of the underlying securities, and a warrant ceases to have value if it is not exercised prior to its expiration date.

When-Issued Securities and Forward Commitments and their Risks. When-issued securities and forward commitments involve a commitment to purchase or sell specific securities at a predetermined price or yield in which payment and delivery take place after the customary settlement period for that type of security. Normally, the settlement date occurs within 45 days of the purchase although in some cases settlement may take longer. The investor does not pay for the securities or receive dividends or interest on them until the contractual settlement date. Such instruments involve the risk of loss if the value of the security to be purchased declines prior to the settlement date and the risk that the security will not be issued as anticipated. If the security is not issued as anticipated, a fund may lose the opportunity to obtain a price and yield considered to be advantageous.

Although one or more of the other risks described in this SAI may apply, the largest risks associated with when-issued securities and forward commitments include: Credit Risk.

Zero-Coupon, Step-Coupon, and Pay-in-Kind Securities and their Risks. These securities are debt obligations that do not make regular cash interest payments. Zero-coupon and step-coupon securities are sold at a deep discount to their face value because they do not pay interest until maturity. Pay-in-kind securities pay interest through the issuance of additional securities. Because these securities do not pay current cash income, the price of these securities can be extremely volatile when interest rates fluctuate.

Although one or more of the other risks described in this SAI may apply, the largest risks associated with zero-coupon, step-coupon, and pay-in-kind securities include: Credit Risk and Interest Rate Risk.

Credit Risk. Credit risk is the risk that one or more fixed income securities in the Corporation’s portfolio will decline in price or fail to pay interest or repay principal when due because the issuer of the security experiences a decline in its financial status and is unable or unwilling to honor its obligations, including the payment of interest or the repayment of principal. Adverse conditions in the credit markets can adversely affect the broader global economy, including the credit quality of issuers of fixed income securities in which the Corporation may invest. Changes by nationally recognized statistical rating organizations in its rating of securities and in the ability of an issuer to make scheduled payments may also affect the value of the Corporation’s investments. To the extent the Corporation invests in below-investment grade securities, it will be exposed to a greater amount of credit risk than a fund which invests solely in investment grade securities. The prices of lower grade securities are more sensitive to negative developments, such as a decline in the issuer’s revenues or a general economic downturn, than are the prices of higher grade securities. Fixed income securities of below investment grade quality are predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal when due and therefore involve a greater risk of default. If the Corporation purchases unrated securities, or if the rating of a security is reduced after purchase, the Corporation will depend on the Manager’s analysis of credit risk more heavily than usual.

Interest Rate Risk. The fixed income securities in the portfolio are subject to the risk of losses attributable to changes in interest rates. Interest rate risk is generally associated with bond prices: when interest rates rise, bond prices fall. In general, the longer the maturity or duration of a bond, the greater its sensitivity to changes in interest rates.

Liquidity Risk. The risk associated from a lack of marketability of securities which may make it difficult or impossible to sell at desirable prices in order to minimize loss. The Corporation may have to lower the selling price, sell other investments, or forego another, more appealing investment opportunity.

Prepayment and Extension Risk. The risk that a bond or other security might be called, or otherwise converted, prepaid, or redeemed, before maturity. This risk is primarily associated with asset-backed securities, including mortgage backed securities. If a security is converted, prepaid, or redeemed, before maturity, particularly during a time of declining interest rates, the investment manager may not be able to reinvest in securities providing as high a level of income, resulting in a reduced yield to the Corporation. Conversely, as interest rates rise, the likelihood of prepayment decreases. The investment manager may be unable to capitalize on securities with higher interest rates because the Corporation’s investments are locked in at a lower rate for a longer period of time.

Reinvestment Risk. The risk that the Corporation will not be able to reinvest income or principal at the same rate it currently is earning.

Portfolio Turnover

The Corporation’s portfolio turnover rates for the years ended December 31, 2012 and 2011 were 68% and 97%, respectively.

DIRECTORS AND OFFICERS

Board Members and Officers

Stockholders elect a Board that oversees the Corporation’s operations. The Board appoints officers who are responsible for day-to-day business decisions based on policies set by the Board.

Information with respect to the members of the Board is shown below. As of March 31, 2013 each Board member also serves as director/trustee of other portfolios in the Columbia Family of Funds. Under current Board policy, members may serve until the next regular stockholders’ meeting (the Corporation’s Board has three classes, with one class expiring each year), until he or she reaches the mandatory retirement age established by the Board, or the fifteenth anniversary of the first Board meeting they attended as members of the Board.

Directors

Name, Address, Year of Birth	Position(s) Held with the Corporation and Length of Service	Principal Occupation(s) During Past 5 Years	Number of Funds in the Fund Family Overseen by Trustee	Present or Past (within past 5 years) Other Directorships Held by Trustee	Committee Memberships
INDEPENDENT DIRECTORS
Kathleen Blatz 901 S. Marquette Ave. Minneapolis, MN 55402 1954	Director since November 2008	Attorney; Chief Justice, Minnesota Supreme Court, 1998-2006	152	Director, BlueCross BlueShield of Minnesota since 2009	Board Governance, Compliance, Contracts, Investment Review

Pamela G. Carlton 901 S. Marquette Ave. Minneapolis, MN 55402 1954	Director since November 2008	President, Springboard-Partners in Cross Cultural Leadership (consulting company) since 2003	152	None	Audit, Investment Review

Patricia M. Flynn 901 S. Marquette Ave. Minneapolis, MN 55402 1950	Director since November 2008	Trustee Professor of Economics and Management, Bentley University since 1976	152	None	Audit, Compliance, Investment Review

Stephen R. Lewis, Jr. 901 S. Marquette Ave. Minneapolis, MN 55402 1939	Director and Chair of the Board since November 2008	President Emeritus and Professor of Economics Emeritus, Carleton College since 2002	152	Director, Valmont Industries, Inc. (manufacturer of irrigation systems) since 2002	Board Governance, Compliance, Contracts, Executive, Investment Review

Name, Address, Year of Birth	Position(s) Held with the Corporation and Length of Service	Principal Occupation(s) During Past 5 Years	Number of Funds in the Fund Family Overseen by Trustee	Present or Past (within past 5 years) Other Directorships Held by Trustee	Committee Memberships
Catherine James Paglia 901 S. Marquette Ave. Minneapolis, MN 55402 1952	Director since November 2008	Director, Enterprise Asset Management, Inc. (private real estate and asset management company)	152	Director, Valmont Industries, Inc. (manufacturer of irrigation systems) since 2012	Board Governance, Contracts, Executive, Investment Review

Leroy C. Richie 901 S. Marquette Ave. Minneapolis, MN 55402 1941	Director since 2000	Counsel, Lewis & Munday, P.C. (law firm) since 2004; Vice President and General Counsel, Automotive Legal Affairs, Chrysler Corporation, 1983-1997	152	Lead Outside Directory, Digital Ally, Inc. (digital imaging) since September 2005; Director, Infinity, Inc. (oil and gas exploration and production) since 1994; Director, OGE Energy Corp. (energy and energy services) since November 2007	Contracts, Compliance, Investment Review

Alison Taunton-Rigby 901 S. Marquette Ave. Minneapolis, MN 55402 1944	Director since November 2008	Chief Executive Officer and Director, RiboNovix, Inc. (biotechnology), 2003-2010	152	Director, Healthways, Inc. (health and well-being improvement) since 2005; Director, ICI Mutual Insurance Company, RRG since 2011; Director, Abt Associates (government contractor) since 2001; Director, Boston Children’s Hospital since 2002	Audit, Executive, Investment Review

Name, Address, Year of Birth	Position(s) Held with the Corporation and Length of Service	Principal Occupation(s) During Past 5 Years	Number of Funds in the Fund Family Overseen by Trustee	Present or Past (within past 5 years) Other Directorships Held by Trustee	Committee Memberships
INTERESTED DIRECTOR*

William F. Truscott 53600 Ameriprise Financial Center Minneapolis, MN 55474 1960	Director and Senior Vice President since November 2008	President, Columbia Management Investment Advisers, LLC since February 2012 (previously President, Chairman of the Board and Chief Investment Officer, 2001-April 2010); Chief Executive Officer, Global Asset Management, Ameriprise Financial, Inc. since September 2012 (previously Chief Executive Officer, U.S. Asset Management & President – Annuities, May 2010-September 2012 and President – U.S. Asset Management and Chief Investment Officer, 2005-April 2010); Chief Executive Officer, Columbia Management Investment Distributors, Inc. since February 2012 (previously Chairman of the Board and Chief Executive Officer, 2006-April 2010); Chairman of the Board and Chief Executive officer, RiverSource Distributors, Inc. since 2006; President and Chief Executive Officer, Ameriprise Certificate Company, 2006-August 2012	204	Chairman of the Board, Columbia Management Investment Advisers, LLC since May 2010; Director, Columbia Management Investment Distributors, Inc. since May 2010; Director, Ameriprise Certificate Company, 2006-January 2013	None

*	Interested person (as defined under the 1940 Act) by reason of being an officer, director, security holder and/or employee of the Investment Manager or Ameriprise Financial.

The Board has appointed officers who are responsible for day-to-day business decisions based on policies it has established. The officers serve at the pleasure of the Board. In addition to Mr. Truscott, who is Senior Vice President, the other officers are:

Officers

Name, Address, Year of Birth	Position(s) Held with the Corporation and Length of Service	Principal Occupation(s) During Past 5 Years

J. Kevin Connaughton 225 Franklin Street Boston, MA 02110 1964	President and Principal Executive Officer since May 2010	Senior Vice President and General Manager – Mutual Fund Products, Columbia Management Investment Advisers, LLC since May 2010; Managing Director of Columbia Management Advisors, LLC, December 2004 – April 2010; Senior Vice President and Chief Financial Officer, Columbia Funds, June 2008 – January 2009; Treasurer, Columbia Funds, October 2003 – May 2008

Amy K. Johnson 5228 Ameriprise Financial Center Minneapolis, MN 55474 1965	Vice President since November 2008	Senior Vice President and Chief Operating Officer, Columbia Management Investment Advisers, LLC since May 2010 (previously Chief Administrative Officer, 2009 – April 2010 and Vice President – Asset Management and Trust Company Services, 2006–2009)

Name, Address, Year of Birth	Position(s) Held with the Corporation and Length of Service	Principal Occupation(s) During Past 5 Years
Michael G. Clarke 225 Franklin Street Boston, MA 02110 1969	Treasurer and Chief Financial Officer since January 2011	Vice President, Columbia Management Investment Advisers, LLC since May 2010; Managing Director of Fund Administration, Columbia Management Advisors, LLC, from September 2004 to April 2010; senior officer of Columbia Funds and affiliated funds since 2002

Scott R. Plummer 5228 Ameriprise Financial Center Minneapolis, MN 55474 1959	Senior Vice President since April 2011, Chief Legal Officer since November 2008 and Assistant Secretary since June 2011	Senior Vice President, Chief Legal Officer and Assistant Secretary, Columbia Management Investment Advisers, LLC since June 2005; Vice President and Lead Chief Counsel – Asset Management, Ameriprise Financial, Inc. since May 2010 (previously Vice President and Chief Counsel – Asset Management, 2005-April 2010); Vice President, Chief Counsel and Assistant Secretary, Columbia Management Investment Distributors, Inc. since 2008; Vice President, General Counsel and Secretary, Ameriprise Certificate Company since 2005; Chief Counsel, RiverSource Distributors, Inc. since 2006

Colin Moore 225 Franklin Street Boston, MA 02110 1958	Senior Vice President since May 2010	Director and Chief Investment Officer, Columbia Management Investment Advisers, LLC since May 2010; Manager, Managing Director and Chief Investment Officer, Columbia Management Advisors, LLC, 2007 – April 2010

Thomas P. McGuire 225 Franklin Street Boston, MA 02110 1972	Chief Compliance Officer since March 2012	Vice President – Asset Management Compliance, Columbia Management Investment Advisers, LLC since 2010; Chief Compliance Officer, Ameriprise Certificate Company since September 2010; Compliance Executive, Bank of America, 2005 – 2010

Stephen T. Welsh 225 Franklin Street Boston, MA 02110 1957	Vice President since April 2011	President and Director, Columbia Management Investment Services Corp. since May 2010; President and Director, Columbia Management Services, Inc., July 2004 – April 2010; Managing Director, Columbia Management Distributors, Inc., August 2007 – April 2010

Christopher O. Petersen 5228 Ameriprise Financial Center Minneapolis, MN 55474 1970	Vice President and Secretary since April 2011	Vice President and Chief Counsel, Ameriprise Financial since January 2010 (formerly Group Counsel or Counsel, April 2004—January 2010); Assistant Secretary of Legacy RiverSource Funds, January 2007 – April 2011 and of the Legacy Nations Funds, May 2010 – March 2011

Paul D. Pearson 10468 Ameriprise Financial Center Minneapolis, MN 55474 1956	Vice President and Assistant Treasurer since April 2011	Vice President – Investment Accounting, Columbia Management Investment Advisers, LLC, since May 2010; Vice President – Managed Assets, Investment Accounting, Ameriprise Financial Corporation, February 1998 – May 2010

Joseph F. DiMaria 225 Franklin Street Boston, MA 02110 1968	Vice President and Chief Accounting Officer April 2011	Vice President, Mutual Fund Administration, Columbia Management Investment Advisers, LLC, since May 2010; Director of Fund Administration, Columbia Management Advisors, LLC from January 2006 – April 2010

Name, Address, Year of Birth	Position(s) Held with the Corporation and Length of Service	Principal Occupation(s) During Past 5 Years
Paul B. Goucher 100 Park Avenue New York, NY 10017 1968	Vice President since April 2011 and Assistant Secretary since November 2008	Vice President and Lead Chief Counsel, Ameriprise Financial, Inc. since November 2008 and January 2013, respectively (formerly, Chief Counsel, January 2010 – January 2013 and Group Counsel, November 2008 – January 2010); Director, Managing Director and General Counsel, J. & W. Seligman & Co. Incorporated, July 2008 – November 2008 (previously, Managing Director and Associate General Counsel, January 2005 – July 2008)

Michael E. DeFao 225 Franklin Street Boston, MA 02110 1968	Vice President since April 2011 and Assistant Secretary since May 2010	Vice President and Chief Counsel, Ameriprise Financial since May 2010; Associate General Counsel, Bank of America, June 2005 – April 2010

Responsibilities of the Board with Respect to Management of the Corporation

The Board is chaired by an independent Director who has significant additional responsibilities compared to the other board members, including, among other things: setting the agenda for Board meetings, communicating and meeting regularly with Board members between Board and committee meetings on Corporation-related matters with the Corporation’s Chief Compliance Officer, counsel to the directors who are not “interested persons” of the Corporation, as that term is defined in the 1940 Act (“Independent Directors”), and representatives of the Corporation’s service providers and overseeing Board Services Corporation. The Board initially approved the Corporation’s investment management services agreement (the “Management Agreement”) and other contracts with the Manager and its affiliates, and other service providers. The Management Agreement was most recently re-approved by the Board at its meeting held in April 2012. The Board monitors the level and quality of services including commitments of service providers to achieve expected levels of investment performance and stockholder services. In addition, the Board oversees that processes are in place to assure compliance with applicable rules, regulations and investment policies and addresses possible conflicts of interest. Annually, the Board evaluates the services received under the contracts by reviewing, among other things, reports covering investment performance, stockholder services, and the Manager’s profitability in order to determine whether to continue existing contracts or negotiate new contracts. The Board also oversees the Corporation’s risks, primarily through the functions (described below) performed by the Investment Review Committee, the Audit Committee and the Compliance Committee.

The Board of Directors met 9 times during the year ended December 31, 2012.

Committees of the Board

The Board has organized the following standing committees to facilitate its work: Board Governance Committee, Compliance Committee, Contracts Committee, Executive Committee, Investment Review Committee and Audit Committee. These Committees are comprised solely of Independent Directors. The table above providing biographical and other information about each Director also includes their respective committee memberships. The duties of these committees are described below.

Mr. Lewis, as Chairman of the Board, acts as a point of contact between the Independent Directors and the Manager between Board meetings in respect of general matters.

Board Governance Committee. Recommends to the Board the size, structure and composition of the Board and its committees; the compensation to be paid to members of the Board; and a process for evaluating the Board’s performance. The committee also makes recommendations to the Board regarding responsibilities and duties of the Board, oversees proxy voting and supports the work of the Chairman of the Board in relation to furthering the interests of the Corporation and other funds in the Columbia Family of Funds and their shareholders on external matters. The committee also reviews candidates for Board membership including candidates recommended by stockholders. This committee met 6 times during the year ended December 31, 2012.

To be considered as a candidate for director, recommendations must include a curriculum vitae and be mailed to the Chairman of the Board, Columbia Family of Funds, 901 Marquette Avenue South, Suite 2810, Minneapolis, MN 55402-3268. To be timely for consideration by the committee, the submission, including all required information, must be submitted in writing not less than 120 days before the date of the proxy statement for the previous year’s annual meeting of Stockholders. The committee will consider only one candidate submitted by such a Stockholder or group for nomination for election at a meeting of Stockholders. The committee will not consider self-nominated candidates or candidates nominated by members of a candidate’s family, including such candidate’s spouse, children, parents, uncles, aunts, grandparents, nieces and nephews. Stockholders who wish to submit a candidate for nomination directly to the Corporation’s stockholders must follow the procedures described in the Corporation’s Bylaws, as posted to the website www.columbiamanagement.com.

The committee will consider and evaluate candidates submitted by the nominating stockholder or group on the basis of the same criteria as those used to consider and evaluate candidates submitted from other sources. The committee may take into account a wide variety of factors in considering Director candidates, including (but not limited to): (i) the candidate’s knowledge in matters relating to the investment company industry; (ii) any experience possessed by the candidate as a director or senior officer of other public or private companies; (iii) the candidate’s educational background; (iv) the candidate’s reputation for high ethical standards and personal and professional integrity; (v) any specific financial, technical or other expertise possessed by the candidate, and the extent to which such expertise would complement the Board’s existing mix of skills and qualifications; (vi) the candidate’s perceived ability to contribute to the ongoing functions of the Board, including the candidate’s ability and commitment to attend meetings regularly, work collaboratively with other members of the Board and carry out his or her duties in the best interests of the Corporation; (vii) the candidate’s ability to qualify as an independent director; and (viii) such other criteria as the committee determines to be relevant in light of the existing composition of the Board and any anticipated vacancies or other factors.

Members of the committee (and/or the Board) also meet personally with each nominee to evaluate the candidate’s ability to work effectively with other members of the Board, while also exercising independent judgment. Although the Board does not have a formal diversity policy, the Board endeavors to comprise itself of members with a broad mix of professional and personal backgrounds. Thus, the committee and the Board accorded particular weight to the individual professional background of each Independent Director, as encapsulated in their bios included above.

The Board believes that the Corporation is well-served by a Board that consists of persons who represent a broad mix of professional and personal backgrounds. In considering nominations, the Committee takes the following matrix into account in assessing how a candidate’s professional background would fit into the mix of experiences represented by the then-current Board.

PROFESSIONAL BACKGROUND—2013
Name	Geographic	For Profit; CIO/CFO; CEO/COO	Non-Profit; Government; CEO/Chairman	Investment	Legal; Regulatory	Political	Academic	Audit Committee; Financial Expert
Blatz	MN		X		X	X
Carlton	NY			X	X			X
Flynn	MA						X
Lewis	MN		X				X
Paglia	NY	X		X				X
Richie	MI	X	X		X
Taunton-Rigby	MA	X		X				X

With respect to the directorship of Mr. Truscott, who is not an Independent Director, the committee and the Board have concluded that having a senior member of the investment manager serve on the Board can facilitate the Independent Directors’ increased access to information regarding the investment manager, which is the Corporation’s most significant service provider.

Compliance Committee. This committee supports the Corporation’s maintenance of a strong compliance program by providing a forum for independent Board members to consider compliance matters impacting the Corporation or its key service providers; developing and implementing, in coordination with the Corporation’s Chief Compliance Officer (CCO), a process for the review and consideration of compliance reports that are provided to the Board; and providing a designated forum for the Corporation’s CCO to meet with independent Board members on a regular basis to discuss compliance matters. This committee met 5 times during the year ended December 31, 2012.

Contracts Committee. This committee reviews and oversees the contractual relationships with service providers and receives and analyzes reports covering the level and quality of services provided under contracts with the Corporation. This committee also reviews, and considers, on behalf of all Directors, the Corporation’s investment advisory, administrative services and principal underwriting contracts to assist the Directors in fulfilling their responsibilities relating to the Board’s evaluation and consideration of these arrangements. It also advises the Board regarding actions taken on these contracts during the annual review process. This committee met 6 times during the year ended December 31, 2012.

Executive Committee. This committee acts, as needed, for the Board between meetings of the Board. This committee met once during the year ended December 31, 2012.

Investment Review Committee. This committee reviews and oversees the management of the Corporation’s assets and considers investment management policies and strategies; investment performance; risk management techniques; and securities trading practices and reports areas of concern to the Board. This committee met 6 times during the year ended December 31, 2012.

Audit Committee. This committee oversees the accounting and financial reporting processes of the Corporation and internal controls over financial reporting and oversees the quality and integrity of the Corporation’s financial statements and independent audits as well as the Corporation’s compliance with legal and regulatory requirements relating to the Corporation’s accounting and financial reporting, internal controls over financial reporting and independent audits. The committee also makes recommendations regarding the selection of the Corporation’s independent registered public accounting firm (i.e., independent auditors) and reviews and evaluates the qualifications, independence and performance of such firm. The committee oversees the Corporation’s risks by, among other things, meeting with the Corporation’s internal auditors, establishing procedures for the confidential, anonymous submission by employees of concerns about accounting or audit matters, and overseeing the Corporation’s Disclosure Controls and Procedures. This committee acts as a liaison between the independent auditors and the full Board of Directors and must prepare an audit committee report. This committee operates pursuant to a written charter, a copy of which is available at www.columbiamanagement.com. The members of this committee are “independent” as required by applicable listing standards of the New York Stock Exchange. This committee met 8 times during the year ended December 31, 2012.

Procedures for Communications to the Board of Directors

The Board of Directors has adopted a process for Stockholders to send communications to the Board. To communicate with the Board of Directors or an individual Director, a Stockholder must send written communications to Board Services Corporation, 901 Marquette Avenue South, Suite 2801, Minneapolis, Minnesota 55402, addressed to the Board of Directors of Tri-Continental Corporation or the individual Director.

Beneficial Ownership of Shares

As of December 31, 2012, the Directors beneficially owned shares in the Corporation and other investment companies overseen by the Board members as follows:

Name	Dollar Range of Equity Securities Owned By Director of the Corporation	Aggregate Dollar Range of Equity Securities of all funds overseen by Director Owned by Director(*)
INDEPENDENT BOARD MEMBERS
Kathleen Blatz	$1-$10,000	Over $100,000
Pamela G. Carlton	$1-$10,000	Over $100,000
Patricia M. Flynn	$10,001-$50,000	Over $100,000
Stephen R. Lewis, Jr.	$1-$10,000	Over $100,000
Catherine James Paglia	$1-$10,000	Over $100,000
Leroy C. Richie	Over $100,000	Over $100,000
Alison Taunton-Rigby	$1-$10,000	Over $100,000
INTERESTED BOARD MEMBERS
William F. Truscott	$10,001-$50,000	Over $100,000

*	Total includes deferred compensation invested in share equivalents.

Compensation Table

Total Directors’ fees paid by the Corporation to the current independent Directors for the year ended December 31, 2012 were as follows:

Number of Independent Directors	Capacity in which Remuneration was Received	Aggregate Direct Remuneration
7	Directors and Members of Committees and Sub-Committees	$66,573

In addition, the attendance, retainer, committee and/or sub-committee fees paid to a Director from the Corporation and from all funds in the Columbia Family of Funds overseen by the Director (in their capacity as director/trustee of such funds) during the year ended December 31, 2012 was as follows:

Name	Aggregate Compensation from Corporation	Pension or Retirement Benefits Accrued as Part of Corporation Expenses	Total compensation from Corporation and funds overseen by Directors Paid to Directors (1)
Kathleen Blatz	$8,609	-0-	$250,000
Pamela G. Carlton(2)	8,432	-0-	237,500
Patricia M. Flynn (2)	9,686	-0-	247,500
Stephen R. Lewis, Jr. (2)	6,062	-0-	430,000
John F. Maher (2)(3)	5,090	-0-	185,000
Catherine James Paglia	9,500	-0-	255,000
Leroy C. Richie	9,686	-0-	252,500
Alison Taunton-Rigby	9,508	-0-	255,000

(1)	For the year ended December 31, 2012, there were 152 funds in the Columbia Family of Funds overseen by the Directors, including the Corporation, except for Mr. Truscott, who served 204 portfolios.
(2)	Ms. Carlton, Ms. Flynn, Mr. Lewis, Mr. Maher, Ms. Paglia, and Ms. Taunton-Rigby elected to defer a portion of the total compensation payable during the period in the amount of $5,000, $123,750, $43,000, $185,000, $127,500 and $153,000, respectively.
(3)	Mr. Maher ceased serving as a member of the Board effective October 2012.

The Independent Directors determine the amount of compensation that they receive, including the amount paid to the Chairman of the Board. In determining compensation for the Independent Directors, the Independent Directors take into account a variety of factors including, among other things, their collective significant work experience (e.g., in business and finance, government or academia). The Independent Directors also recognize that these individuals’ advice and counsel are in demand by other organizations, that these individuals may reject other opportunities because the time demands of their duties as Independent Directors, and that they undertake significant legal responsibilities. The Independent Directors also consider the compensation paid to independent board members of other fund complexes of comparable size. In determining the compensation paid to the Chairman, the Independent Directors take into account, among other things, the Chairman’s significant additional responsibilities

(e.g., setting the agenda for Board meetings, communicating or meeting regularly with the Corporation’s CCO, counsel to the Independent Directors, and the Corporation’s service providers) which result in a significantly greater time commitment required of the Chairman. The Chairman’s compensation, therefore, has generally been set at a level between 2.5 and 3 times the level of compensation paid to the other independent Board members.

The Independent Directors, other than the Board Chairman, are paid an annual retainer of $190,000 with respect to all funds in the Columbia Family of Funds overseen by them, $10,000 of which is allocated from the Corporation and one other closed-end fund (collectively, the “Closed-End Funds”) based, in part, on the relative assets of the Closed-End Funds. The Independent Directors also receive the following compensation from funds in the Columbia Family of Funds other than the Closed-End Funds: committee Chairs each receive an additional annual retainer of $20,000 and sub-committee chairs each receive an additional annual retainer of $5,000. In addition, Independent Directors are paid the following fees for attending Board and committee meetings: $5,000 per day of in-person Board meetings and $2,500 per day of in-person committee or sub-committee meetings (if such meetings are not held on the same day as a Board meeting). Independent Board members are not paid for special meetings conducted by telephone. The Board’s Chairman will receive total annual cash compensation of $430,000, of which $10,000 allocated from the Closed-End Funds.

The Independent Directors may elect to defer payment of up to 100% of the compensation they receive in accordance with a Deferred Compensation Plan (the “Deferred Plan”). Under the Deferred Plan, a Board member may elect to have his or her deferred compensation treated as if it had been invested in shares of one or more of the funds in the Columbia Family of Funds, and the amount paid to the Board member under the Deferred Plan will be determined based on the performance of such investments. Distributions may be taken in a lump sum or over a period of years. The Deferred Plan will remain unfunded for federal income tax purposes under the Internal Revenue Code of 1986, as amended. It is anticipated that deferral of Board member compensation in accordance with the Deferred Plan will have, at most, a negligible impact on the Corporation’s assets and liabilities.

Code of Ethics

The funds in the Columbia Family of Funds (which includes the Corporation), Columbia Management, and Columbia Management Investment Distributors (the distributor of the mutual funds in the Columbia Family of Funds) have each adopted a Code of Ethics (collectively, the “Codes”) and related procedures reasonably designed to prevent violations of Rule 204A-1 under the Investment Advisers Act of 1940 and Rule 17j-1 under the 1940 Act. The Codes contain provisions reasonably necessary to prevent a fund’s access persons from engaging in any conduct prohibited by paragraph (b) of Rule 17j-1, which indicates that it is unlawful for any affiliated person of or principal underwriter for a fund, or any affiliated person of an investment adviser of or principal underwriter for a fund, in connection with the purchase or sale, directly or indirectly, by the person of a security held or to be acquired by a fund (i) to employ any device, scheme or artifice to defraud a fund; (ii) to make any untrue statement of a material fact to a fund or omit to state a material fact necessary in order to make the statements made to a fund, in light of the circumstances under which they are made, not misleading; (iii) to engage in any act, practice or course of business that operates or would operate as a fraud or deceit on a fund; or (iv) to engage in any manipulative practice with respect to a fund. The Codes prohibit affiliated personnel from engaging in personal investment activities that compete with or attempt to take advantage of planned portfolio transactions for the funds.

Copies of the Codes are on public file with the SEC and can be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. The information on the operation of the SEC’s Public Reference Room may be obtained by calling the SEC at 1-202-942-8090. Copies of the Codes are also available on the EDGAR Database on the SEC’s Internet site at www.sec.gov. Copies of the Codes may also be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, Washington, DC 20549-0102.

Proxy Voting

General guidelines, policies and procedures

These Proxy Voting Policies and Procedures apply to the Corporation and the funds and portfolios in the Columbia Family of Funds (the “Funds”) that are governed by the same Board of Directors.

The Funds uphold a long tradition of supporting sound and principled corporate governance. In furtherance thereof, the Funds’ Boards of Trustees/Directors (“Board”), which consist of a majority of independent Board members, determines policies and voted proxies. The Funds’ investment manager and administrator, Columbia Management, provides support to the Board in connection with the proxy voting process.

General Guidelines

The Board supports proxy proposals that it believes are tied to the interests of shareholders and votes against proxy proposals that appear to entrench management. For example:

Election of Directors

•	The Board generally votes in favor of proposals for an independent chairman or, if the chairman is not independent, in favor of a lead independent director.

•	The Board supports annual election of all directors and proposals to eliminate classes of directors.

•

In a routine election of directors, the Board will generally vote with the recommendations of the company’s nominating committee because the Board believes that nominating committees of independent directors are in the best position to know what qualifications are required of directors to form an effective board. However, the Board will generally vote against a nominee who has been assigned to the audit, compensation, or nominating committee if the nominee is not independent of management based on established criteria. The Board will generally also withhold support for any director who fails to attend 75% of meetings or has other activities that appear to interfere with his or her ability to commit sufficient attention to the company and, in general, will vote against nominees who are determined to have exhibited poor governance such as involvement in options backdating, financial restatements or material weaknesses in control, approving egregious compensation or have consistently disregarded the interests of shareholders.

•

The Board generally supports proposals requiring director nominees to receive a majority of affirmative votes cast in order to be elected to the board, and in the absence of majority voting, generally will support cumulative voting.

•	Votes in a contested election of directors are evaluated on a case-by-case basis.

Defense Mechanisms

The Board generally supports proposals eliminating provisions requiring supermajority approval of certain actions. The Board generally supports proposals to opt out of control share acquisition statutes and proposals restricting a company’s ability to make greenmail payments. The Board reviews management proposals submitting shareholder rights plans (poison pills) to shareholders on a case-by-case basis,

Auditors

The Board values the independence of auditors based on established criteria. The Board supports a reasonable review of matters that may raise concerns regarding an auditor’s service that may cause the Board to vote against a company’s recommendation for auditor, including, for example, auditor involvement in significant financial restatements, options backdating, conflicts of interest, material weaknesses in control, attempts to limit auditor liability or situations where independence has been compromised.

Management Compensation Issues

The Board expects company management to give thoughtful consideration to providing competitive compensation and incentives, which are reflective of company performance and are directly tied to the interest of shareholders. The Board generally votes for plans if they are reasonable and consistent with industry and country standards and against plans that it believes dilute shareholder value substantially.

The Board generally favors minimum holding periods of stock obtained by senior management pursuant to equity compensation plans and will vote against compensation plans for executives that it deems excessive.

Social and Corporate Policy Issues

The Board believes proxy proposals should address the business interests of the corporation. Shareholder proposals sometime seek to have the company disclose or amend certain business practices based purely on social or environmental issues rather than compelling business arguments. In general, the Board recognizes our Fund shareholders are likely to have differing views of social and environmental issues and believes that these matters are primarily the responsibility of a company’s management and its board of directors. The Board generally abstains or votes against these proposals.

Policy and Procedures

The policy of the Board is to vote all proxies of the companies in which a Fund holds investments. Because of the volume and complexity of the proxy voting process, including inherent inefficiencies in the process that are outside the control of the Board or the Proxy Team (defined below), not all proxies may be voted. The Board has implemented policies and procedures that have been reasonably designed to vote proxies in the best economic interests of the Fund’s shareholders and to address any conflicts between interests of a Fund’s shareholders and those of Columbia Management or other affiliated persons.

The Board votes proxies on behalf of the Funds. Columbia Management provides support to the Board in connection with the proxy voting process and has assigned responsibility to the Columbia Management Proxy Administration Team (“Proxy Team”) to administer proxies on behalf of the Funds. In exercising its responsibilities, the Proxy Team may rely upon the research or recommendations of one or more third party research providers. The Proxy Team assists the Board in identifying situations where its voting guidelines do not clearly direct a vote in a particular manner and assists in researching matters and making voting recommendations. The Proxy Team may recommend that a proxy be voted in a manner contrary to the Board’s voting guidelines based on recommendations from Columbia Management investment personnel (or the investment personnel of a Fund’s subadviser(s)) and information obtained from independent research firms or other sources. The Proxy Team makes all recommendations in writing. Except for proposals where the recommendation from Columbia Management concurs with the recommendations from company management and the independent research firms, the Board Chair or other Board members who are independent from the investment manager will consider the recommendation and decide how to vote the proxy proposal or establish a protocol for voting the proposal. If Columbia Management, company management and the independent research firms recommend the same action on such proposals, Columbia Management is authorized to vote in accordance with the consensus recommendation.

On an annual basis, or more frequently as determined necessary, the Board reviews the voting guidelines to determine whether changes are appropriate. The Board may consider recommendations from Columbia Management to revise the existing guidelines or add new guidelines. Typically, changes to the voting guidelines are based on, among other things, industry trends and the frequency that similar proposals appear on company ballots.

The Board considers management’s recommendations as set out in the company’s proxy statement. In each instance in which a Fund votes against management’s recommendation (except when withholding votes from a nominated director or proposals on foreign company ballots), the Board generally sends a letter to senior management of the company explaining the basis for its vote. This permits both the company’s management and the Board to have an opportunity to gain better insight into issues presented by the proxy proposal(s).

Voting in Countries Outside the United States (Non-U.S. Countries)

Voting proxies for companies not domiciled in the United States may involve greater effort and cost due to a variety of regulatory schemes and corporate practices. For example, certain non-U.S. countries require trading of securities to be blocked prior to a vote, which means that the securities to be voted may not be traded within a specified number of days before the shareholder meeting. The Board typically will not vote securities in non-U.S. countries that require securities to be blocked as the need for liquidity of the securities in the Funds will typically outweigh the benefit of voting. There may be additional costs associated with voting in non-U.S. countries such that the Board may determine that the cost of voting outweighs the potential benefit.

Securities on Loan

The Funds from time to time engage in lending securities held in certain funds to third parties in order to generate additional income. The Board will generally refrain from recalling securities on loan based upon its determination that the costs and lost revenue to the Funds, combined with the administrative effects of recalling the securities, generally outweigh the benefit of voting the proxy. While in general, neither the Board nor Columbia Management assesses the economic impact and benefits of voting loaned securities on a case-by-case basis, situations may arise where the Board requests that loaned securities be recalled in order to vote a proxy. However, if a proxy relates to matters that may impact the nature of a company, such as a proposed merger, acquisition or a proxy contest, and the Funds’ ownership position is significant, (as determined by thresholds established by the Board), the Board has established a guideline to direct Columbia Management to use its best efforts to recall such securities based upon its determination that, in these situations, the benefits of voting such proxies generally outweigh the costs or lost revenue to the Funds, or any potential adverse administrative effects to the Funds, of not recalling such securities.

Investment in Affiliated Funds

Certain Funds may invest in shares of other funds managed by Columbia Management (referred to in this context as “underlying funds”) and may own substantial portions of these underlying funds. In general, the proxy policy of the Funds is to ensure that direct public shareholders of underlying funds control the outcome of any shareholder vote. To help manage this potential conflict of interest, the policy of the Funds is to vote proxies of the underlying funds in the same proportion as the vote of the direct public shareholders; provided, however, that if there are no direct public shareholders of an underlying fund or if direct public shareholders represent only a minority interest in an underlying fund, the Fund may cast votes in accordance with instructions from the independent members of the Board.

OBTAIN A PROXY VOTING RECORD

Each year the Corporation files its proxy voting records with the SEC and makes them available by August 31 for the 12-month period ending June 30 of that year. The records can be obtained without charge through columbiamanagement.com or searching the website of the SEC at www.sec.gov.

MANAGEMENT OF THE CORPORATION

The Manager

Under the Management Agreement most recently re-approved on April 12, 2012, Columbia Management, subject to the policies set by the Board, provides investment management services to the Corporation.

Columbia Management, 225 Franklin Street, Boston, Massachusetts, 02110, is also the investment manager of the funds in the Columbia Family of Funds, and is a wholly owned subsidiary of Ameriprise Financial. Ameriprise Financial is a financial planning and financial services company that has been offering solutions for clients’ asset accumulation, income management and protection needs for more than 110 years. In addition to managing investments for the Columbia Family of Funds, Columbia Management manages investments for itself and its affiliates. For institutional clients, Columbia Management and its affiliates provide investment management and related services, such as separate account asset management, and institutional trust and custody, as well as other investment products. For all of its clients, Columbia Management seeks to allocate investment opportunities in an equitable manner over time.

Columbia Management serves as administrative services agent to the Corporation and provides or compensates others to provide certain services, including administrative, accounting, treasury, and other services to the Corporation and the other funds in the Columbia Family of Funds.

The management fee paid to Columbia Management is equal to an annual rate of 0.355% of the Corporation’s average daily net assets. Columbia Management charges the Corporation an administrative service fee for the services it provides to the Corporation, and such fees are as follows (as a percentage of the Corporation’s average daily net assets):

	ADMINISTRATIVE SERVICES FEES (ASSET LEVELS AND BREAKPOINTS IN APPLICABLE FEES)
	$0 – 500,000,000	500,000,001 – 1,000,000,000	1,000,000,001 – 3,000,000,000	3,000,000,001 – 12,000,000,000	12,000,000,001 or more
Tri-Continental Corporation	0.060%	0.055%	0.050%	0.040%	0.030%

For the years ended December 31, 2012, 2011 and 2010, the management fee paid amounted to $4,278,176, $3,956,921 and $3,575,281, respectively, which was equivalent to an annual rate of 0.36%, 0.36% and 0.36%, respectively, of the average daily net assets of the Corporation.

PORTFOLIO MANAGERS

The following table sets forth certain additional information from that discussed in the Prospectus with respect to the portfolio managers of the Corporation. Unless noted otherwise, all information is provided as of December 31, 2012.

Other Accounts Managed by the Portfolio Managers. Table A below identifies, for the portfolio managers, the number of accounts managed (other than the Corporation) and the total assets in such accounts within each of the following categories: registered investment companies, other pooled investment vehicles, and other accounts. Table B identifies, for the portfolio managers, only those accounts that have an advisory fee based on the performance of the account. For the purposes of the tables below, each series or portfolio of a registered investment company is treated as a separate registered investment company.

Table A

Portfolio Manager	Registered Investment Companies	Other Pooled Investment Vehicles	Other Accounts
Brian M. Condon	6 Registered Investment Companies with approximately $5.86 billion in total assets under management.	6 Other Pooled Investment Vehicles with approximately $443.76 million in total assets under management.	31 Other Accounts with approximately $3.41 billion in total assets under management.

David L. King	3 Registered Investment Companies with approximately $7.66 billion in total assets under management	0 Other Pooled Investment Vehicles.	6 Other Accounts with approximately $14.59 million in total assets under management

Oliver E. Buckley	6 Registered Investment Companies with approximately $5.86 billion in total assets under management	3 Other Pooled Investment Vehicles with approximately $376.88 million in total assets under management.	16 Other Accounts with approximately $3.2 billion in total assets under management.

Yan Jin	2 Registered Investment Companies with approximately $621.96 million in total assets under management	0 Other Pooled Investment Vehicles.	4 Other Accounts with approximately $540,000 in total assets under management.

Table B

Portfolio Manager	Registered Investment Companies	Other Pooled Investment Vehicles	Other Accounts
Brian M. Condon	0 Registered Investment Companies.	0 Other Pooled Investment Vehicles.	1 Other Account with approximately $22.39 million in total assets under management.

David L. King	0 Registered Investment Companies.	0 Other Pooled Investment Vehicles.	0 Other Accounts.

Oliver Buckley	0 Registered Investment Companies.	0 Other Pooled Investment Vehicles.	0 Other Accounts.

Yan Jin	0 Registered Investment Companies.	0 Other Pooled Investment Vehicles.	0 Other Accounts.

Compensation/Material Conflicts of Interest. Set forth below is an explanation of the structure of, and method(s) used to determine portfolio manager compensation. Also set forth below is an explanation of material conflicts of interest that may arise between the portfolio manager’s management of the Corporation’s investments and investments in other accounts.

Compensation:

Direct compensation is typically comprised of a base salary, and an annual incentive award that is paid either in the form of a cash bonus if the size of the award is under a specified threshold, or, if the size of the award is over a specified threshold, the award is paid in a combination of a cash bonus, an equity incentive award, and deferred compensation. Equity incentive awards are made in the form of Ameriprise Financial restricted stock, or for more senior employees both Ameriprise Financial restricted stock and stock options. The investment return credited on deferred compensation is based on the performance of specified Columbia registered funds, in most cases including the registered funds the portfolio manager manages.

Base salary is typically determined based on market data relevant to the employee’s position, as well as other factors including internal equity. Base salaries are reviewed annually, and increases are typically given as promotional increases, internal equity adjustments, or market adjustments.

Annual incentive awards are variable and are based on (1) an evaluation of the employee’s investment performance and (2) the results of a peer and/or management review of the employee, which takes into account skills and attributes such as team participation, investment process, communication, and professionalism. Scorecards are used to measure performance of registered funds and other accounts managed by the employee versus benchmarks and peer groups. Performance versus benchmark and peer group is generally weighted for the rolling one, three, and five year periods. One year performance is weighted 10%, three year performance is weighted 60%, and five year performance is weighted 30%. Relative asset size is a key determinant for fund weighting on a scorecard. Typically, weighting would be proportional to actual assets. Consideration may also be given to performance in managing client assets in sectors and industries assigned to the employee as part of his/her investment team responsibilities, where applicable. For leaders who also have group management responsibilities, another factor in their evaluation is an assessment of the group’s overall investment performance.

Equity incentive awards are designed to align participants’ interests with those of the shareholders of Ameriprise Financial. Equity incentive awards vest over multiple years, so they help retain employees.

Deferred compensation awards are designed to align participants’ interests with the investors in the registered funds and other accounts they manage. The value of the deferral account is based on the performance of Columbia registered funds. Employees have the option of selecting from various Columbia registered funds for their registered fund deferral account, however portfolio managers must allocate a minimum of 25% of their incentive awarded through the deferral program to the Columbia registered fund(s) they manage. Registered fund deferrals vest over multiple years, so they help retain employees.

Exceptions to this general approach to bonuses exist for certain teams and individuals.

Funding for the bonus pool is determined by management and depends on, among other factors, the levels of compensation generally in the investment management industry taking into account investment performance (based on market compensation data) and both Ameriprise Financial and Columbia Management profitability for the year, which is largely determined by assets under management.

For all employees the benefit programs generally are the same, and are competitive within the Financial Services Industry. Employees participate in a wide variety of plans, including options in Medical, Dental, Vision, Health Care and Dependent Spending Accounts, Life Insurance, Long Term Disability Insurance, 401(k), and a cash balance pension plan.

Potential Conflicts of Interest:

Like other investment professionals with multiple clients, the Corporation’s portfolio manager(s) may face certain potential conflicts of interest in connection with managing both the Corporation and other accounts at the same time. The investment manager and the Corporation have adopted compliance policies and procedures that attempt to address certain of the potential conflicts that portfolio managers face in this regard. Certain of these conflicts of interest are summarized below.

The management of accounts with different advisory fee rates and/or fee structures, including accounts that pay advisory fees based on account performance (performance fee accounts), may raise potential conflicts of interest for a portfolio manager by creating an incentive to favor higher fee accounts.

Potential conflicts of interest also may arise when a portfolio manager has personal investments in other accounts that may create an incentive to favor those accounts. As a general matter and subject to the investment manager’s Code of Ethics and certain limited exceptions, the investment manager’s investment professionals do not have the opportunity to invest in client accounts, other than the funds.

A portfolio manager who is responsible for managing multiple funds and/or accounts may devote unequal time and attention to the management of those funds and/or accounts. The effects of this potential conflict may be more pronounced where funds and/or accounts managed by a particular portfolio manager have different investment strategies.

A portfolio manager may be able to select or influence the selection of the broker/dealers that are used to execute securities transactions for the Corporation. A portfolio manager’s decision as to the selection of broker/dealers could produce disproportionate costs and benefits among the Corporation and the other accounts the portfolio manager manages.

A potential conflict of interest may arise when a portfolio manager buys or sells the same securities for the Corporation and other accounts. On occasions when a portfolio manager considers the purchase or sale of a security to be in the best interests of the Corporation as well as other accounts, the investment manager’s trading desk may, to the extent consistent with applicable laws and regulations, aggregate the securities to be sold or bought in order to obtain the best execution and lower brokerage commissions, if any. Aggregation of trades may create the potential for unfairness to the Corporation or another account if a portfolio manager favors one account over another in allocating the securities bought or sold.

“Cross trades,” in which a portfolio manager sells a particular security held by a fund to another account (potentially saving transaction costs for both accounts), could involve a potential conflict of interest if, for example, a portfolio manager is permitted to sell a security from one account to another account at a higher price than an independent third party would pay. The investment manager and the Corporation have adopted compliance procedures that provide that any transactions between the Corporation and another account managed by the investment manager are to be made at a current market price, consistent with applicable laws and regulations.

Another potential conflict of interest may arise based on the different investment objectives and strategies of the Corporation and other accounts managed by its portfolio manager(s). Depending on another account’s objectives and other factors, a portfolio manager may give advice to and make decisions for the Corporation that may differ from advice given, or the timing or nature of decisions made, with respect to another account. A portfolio manager’s investment decisions are the product of many factors in addition to basic suitability for the particular account involved. Thus, a portfolio manager may buy or sell a particular security for certain accounts, and not for the Corporation, even though it could have been bought or sold for the fund at the same time. A portfolio manager also may buy a particular security for one or more accounts when one or more other accounts are selling the security (including short sales). There may be circumstances when a portfolio manager’s purchases or sales of portfolio securities for one or more accounts may have an adverse effect on other accounts, including the Corporation.

The Corporation’s portfolio manager(s) also may have other potential conflicts of interest in managing the Corporation, and the description above is not a complete description of every conflict that could exist in managing the Corporation and other accounts. Many of the potential conflicts of interest to which the investment manager’s portfolio managers are subject are essentially the same or similar to the potential conflicts of interest related to the investment management activities of the investment manager and its affiliates.

Securities Ownership. As of December 31, 2012, Mr. Condon owned between $10,001 and $50,000 of the shares of the Corporation and Mr. King owned over $1 million of the shares of the Corporation. As of December 31, 2012, Messrs. Buckley and Jin did not own any shares of the Corporation.

HOLDINGS OF PREFERRED STOCK, COMMON STOCK AND WARRANTS

As of March 31, 2013, holders of record of the Corporation’s Preferred Stock totaled 195; holders of record of Common Stock totaled 17,061; and holders of record of Warrants totaled 85.

Control Persons

As of March 31, 2013, there was no person or persons who controlled the Corporation, either through a significant ownership of shares or any other means of control.

Principal Holders

As of March 31, 2013 (unless otherwise noted), the principal holders owned of record 5% or more of the outstanding equity securities of the Corporation as follows:

Name and Address	Security	Percentage of Shares Held
Cede & Co., Depository Trust/Central Delivery, 55 Water Street, New York, NY 10041	Common Stock	40.27%
Tri-Continental Corp. Investment Plan Account, Minneapolis, MN	Common Stock	30.46%

Management Ownership

As of March 31, 2013, the Directors and officers of the Corporation, as a group, owned less than 1% of the Corporation’s Common Stock. As of the same date, the Directors or officers of the Corporation did not own any of the Corporation’s Preferred Stock or Warrants.

SECURITIES TRANSACTIONS

Subject to policies set by the Board, as well as the terms of the Management Agreement, the investment manager is authorized to determine, consistent with the Corporation’s investment objective and policies, which securities will be purchased, held, or sold. In determining where the buy and sell orders are to be placed, the investment manager has been directed to use its best efforts to obtain the best available price and the most favorable execution except where otherwise authorized by the Board.

The Corporation, investment manager and Columbia Management Investment Distributors, Inc. (the distributor of the mutual funds in the Columbia Family of Funds) each has a strict Code of Ethics that prohibits affiliated personnel from engaging in personal investment activities that compete with or attempt to take advantage of planned portfolio transactions for the Corporation.

The Corporation’s securities may be traded on an agency basis with brokers or dealers or on a principal basis with dealers. In an agency trade, the broker-dealer generally is paid a commission. In a principal trade, the investment manager will trade directly with the issuer or with a dealer who buys or sells for its own account, rather than acting on behalf of another client. The investment manager may pay the dealer a commission or instead, the dealer’s profit, if any, is the difference, or spread, between the dealer’s purchase and sale price for the security.

Broker-Dealer Selection

In selecting broker-dealers to execute transactions, the investment manager will consider from among such factors as the ability to minimize trading costs, trading expertise, infrastructure, ability to provide information or services, financial condition, confidentiality, competitiveness of commission rates, evaluations of execution quality, promptness of execution, past history, ability to prospect for and find liquidity, difficulty of trade, security’s trading characteristics, size of order, liquidity of market, block trading capabilities, quality of settlement, specialized expertise, overall responsiveness, willingness to commit capital and research services provided.

The Board has adopted a policy prohibiting the investment manager from considering sales of shares of the funds as a factor in the selection of broker-dealers through which to execute securities transactions.

On a periodic basis, the investment manager makes a comprehensive review of the broker-dealers and the overall reasonableness of their commissions, including review by an independent third-party evaluator. The review evaluates execution, operational efficiency, and research services.

Commission Dollars

Broker-dealers typically provide a bundle of services including research and execution of transactions. The research provided can be either proprietary (created and provided by the broker-dealer) or third party (created by a third party but provided by the broker-dealer). Consistent with the interests of the Corporation, the investment manager may use broker-dealers who provide both types of research products and services in exchange for commissions, known as “soft dollars,” generated by transactions in fund accounts.

The receipt of research and brokerage products and services is used by the investment manager to the extent it engages in such transactions, to supplement its own research and analysis activities, by receiving the views and information of individuals and research staffs of other securities firms, and by gaining access to specialized expertise on individual companies, industries, areas of the economy and market factors. Research and brokerage products and services may include reports on the economy, industries, sectors and individual companies or issuers; statistical information; accounting and tax law interpretations; political analyses; reports on legal developments affecting portfolio securities; information on technical market actions; credit analyses; on-line quotation systems; risk measurement; analyses of corporate responsibility issues; on-line news services; and financial and market database services. Research services may be used by the investment manager in providing advice to multiple accounts, including the funds in the Columbia Family of Funds, which includes the Corporation, even though it is not possible to relate the benefits to any particular account or fund.

On occasion, it may be desirable to compensate a broker for research services or for brokerage services by paying a commission that might not otherwise be charged or a commission in excess of the amount another broker might charge. The Board has adopted a policy authorizing the investment manager to do so, to the extent authorized by law, if the investment manager determines, in good faith, that such commission is reasonable in relation to the value of the brokerage or research services provided by a broker or dealer, viewed either in the light of that transaction or the investment manager’s overall responsibilities with respect to a fund and the other funds or accounts for which it acts as investment manager (or by any subadviser to any other client of that subadviser).

As a result of these arrangements, some portfolio transactions may not be effected at the lowest commission, but overall execution may be better. The investment manager and each subadviser have represented that under its procedures the amount of commission paid will be reasonable and competitive in relation to the value of the brokerage services and research products and services provided.

The investment manager may use step-out transactions. A “step-out” is an arrangement in which the investment manager executes a trade through one broker-dealer but instructs that broker-dealer to step-out all or a part of the trade to another broker-dealer. The second broker-dealer will clear and settle, and receive commissions for, the stepped-out portion. The investment manager may receive research products and services in connection with step-out transactions.

Use of fund commissions may create potential conflicts of interest between the investment manager and the Corporation.

However, the investment manager has policies and procedures in place intended to mitigate these conflicts and ensure that the use of fund commissions falls within the “safe harbor” of Section 28(e) of the Securities Exchange Act of 1934. Some products and services may be used for both investment decision-making and non-investment decision-making purposes (“mixed use” items). The investment manager, to the extent it has mixed use items, has procedures in place to assure that fund commissions pay only for the investment decision-making portion of a mixed-use item.

Trade Aggregation and Allocation

Generally, orders are processed and executed in the order received. When the Corporation buys or sells the same security as another portfolio, fund, or account, the investment manager carries out the purchase or sale pursuant to policies and procedures designed in such a way believed to be fair to the Corporation. Purchase and sale orders may be combined or aggregated for more than one account if it is believed it would be consistent with best execution. Aggregation may reduce commission costs or market impact on a per-share and per-dollar basis, although aggregation may have the opposite effect. There may be times when not enough securities are received to fill an aggregated order, including in an initial public offering, involving multiple accounts. In that event, the investment manager has policies and procedures designed in such a way believed to result in a fair allocation among accounts, including the Corporation.

From time to time, different portfolio managers with the investment manager may make differing investment decisions related to the same security. However, with certain exceptions for funds managed using strictly quantitative methods, a portfolio manager or portfolio management team may not sell a security short if the security is owned in another portfolio managed by that portfolio manager or portfolio management team. On occasion, a fund may purchase and sell a security simultaneously in order to profit from short-term price disparities.

Certain Investment Limitations

From time to time, the investment manager and its respective affiliates (“adviser group”) will be trading in the same securities or be deemed to beneficially hold the same securities. Due to regulatory and other restrictions or limits in various countries or industry—or issuer-specific restrictions or limitations (e.g., poison pills) that restrict the amount of securities or other investments of an issuer that may be held on an aggregate basis by an adviser group, a fund may be limited or prevented from acquiring securities of an issuer that the fund’s adviser may otherwise prefer to purchase. For example, many countries limit the amount of outstanding shares that may be held in a local bank by an adviser group. In these circumstances, a fund may be limited or prevented from purchasing additional shares of a bank if the purchase would put the adviser group over the regulatory limit when the adviser group’s holdings are combined together or with the holdings of the funds’ affiliates, even if the purchases alone on behalf of a specific fund would not be in excess of such limit. Additionally, regulatory and other applicable limits are complex and vary significantly, including, among others, from country to country, industry to industry and issuer to issuer. However, given the complexity of these limits, a fund’s adviser may inadvertently breach these limits, and a fund may be required to sell securities of an issuer in order to be in compliance with such limits even if the fund’s adviser may otherwise prefer to continue to hold such securities. At certain times, the funds may be restricted in their investment activities because of relationships an affiliate of the funds, which may include Ameriprise Financial and its affiliates, may have with the issuers of securities.

The investment manager has portfolio management teams in its multiple geographic locations that may share research information regarding leveraged loans. The investment manager operates separate and independent trading desks in these locations for the purpose of purchasing and selling leveraged loans. As a result, the investment manager does not aggregate orders in leveraged loans across portfolio management teams. For example, funds and other client accounts being managed by these portfolio management teams may purchase and sell the same leveraged loan in the secondary market on the same day at different times and at different prices. There is also the potential for a particular account or group of accounts, including the Corporation to forego an opportunity or to receive a different allocation (either larger or smaller) than might otherwise be obtained if the investment manager were to aggregate trades in leveraged loans across the portfolio management teams. Although the investment manager does not aggregate orders in leveraged loans across its portfolio management teams in its multiple geographic locations, it operates in this structure subject to its duty to seek best execution.

Brokerage Commissions Paid to Brokers Affiliated with the Investment Manager

Affiliates of the investment manager may engage in brokerage and other securities transactions on behalf of a fund according to procedures adopted by the Board and to the extent consistent with applicable provisions of the federal securities laws. Subject to approval by the Board, the same conditions apply to transactions with broker-dealer affiliates of any subadviser. The investment manager will use an affiliate only if (i) the investment manager determines that the Corporation will receive prices and executions at least as favorable as those offered by qualified independent brokers performing similar brokerage and other services for the Corporation and (ii) the affiliate charges the Corporation commission rates consistent with those the affiliate charges comparable unaffiliated customers in similar transactions and if such use is consistent with terms of the Management Agreement. No brokerage commissions were paid by the Corporation in the last three fiscal periods to brokers affiliated with the investment manager.

Commissions

Total brokerage commissions (not including any spreads on principal transactions on a net basis) paid by the Corporation during the years ended December 31, 2012, 2011 and 2010 were $259,215, $225,052 and $342,799, respectively.

Regular Broker-Dealers

During the year ended December 31, 2012, the Corporation acquired securities of its regular brokers or dealers (as defined in Rule 10b-1 under the 1940 Act) or of their parents. At December 31, 2012, the Corporation held securities of Citigroup, Inc., with an aggregate value of $14,637,232; and JPMorgan Chase & Co., with an aggregate value of $25,575,458.

FINANCIAL STATEMENTS

The Corporation’s financial statements for the year ended December 31, 2012 are incorporated into this SAI by reference to the 2012 Annual Report to Stockholders of the Corporation, filed with the SEC pursuant to Section 30(b) of the 1940 Act and the rules and regulations thereunder. The 2012 Annual Report contains schedules of the Corporation’s portfolio investments as of December 31, 2012 and certain other financial information as of this date. The Corporation will furnish, without charge, a copy of such Annual Report, which includes the Report of Independent Registered Public Accounting Firm, to any person who requests a copy of the SAI.

The financial information of the Corporation included in the Prospectus under the caption “Financial Highlights” and the financial statements that are incorporated by reference in this SAI for the year-ended December 31, 2012 have been so included or incorporated by reference in reliance on the reports of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, given on their authority as experts in auditing and accounting. The financial statements for the periods ended December 31, 2009, 2010, and 2011 were audited by Ernst & Young LLP. The financial statements for periods ended on or before December 31, 2008 were audited by other auditors.

INFORMATION REGARDING PENDING AND SETTLED LEGAL PROCEEDINGS

In December 2005, without admitting or denying the allegations, American Express Financial Corporation (AEFC, which is now known as Ameriprise Financial, Inc. (Ameriprise Financial)), entered into settlement agreements with the Securities and Exchange Commission (SEC) and Minnesota Department of Commerce (MDOC) related to market timing activities. As a result, AEFC was censured and ordered to cease and desist from committing or causing any violations of certain provisions of the Investment Advisers Act of 1940, the Investment Company Act of 1940, and various Minnesota laws. AEFC agreed to pay disgorgement of $10 million and civil money penalties of $7 million. AEFC also agreed to retain an independent distribution consultant to assist in developing a plan for distribution of all disgorgement and civil penalties ordered by the SEC in accordance with various undertakings detailed at http://www.sec.gov/litigation/admin/ia-2451.pdf. Ameriprise Financial and its affiliates have cooperated with the SEC and the MDOC in these legal proceedings, and have made regular reports to the Columbia Family of Funds’ Boards of Directors/Trustees.

Ameriprise Financial and certain of its affiliates have historically been involved in a number of legal, arbitration and regulatory proceedings, including routine litigation, class actions, and governmental actions, concerning matters arising in connection with the conduct of their business activities. Ameriprise Financial believes that the Funds are not currently the subject of, and that neither Ameriprise Financial nor any of its affiliates are the subject of, any pending legal, arbitration or regulatory proceedings that are likely to have a material adverse effect on the Funds or the ability of Ameriprise Financial or its affiliates to perform under their contracts with the Funds. Ameriprise Financial is required to make 10-Q, 10-K and, as necessary, 8-K filings with the Securities and Exchange Commission on legal and regulatory matters that relate to Ameriprise Financial and its affiliates. Copies of these filings may be obtained by accessing the SEC website at www.sec.gov.

There can be no assurance that these matters, or the adverse publicity associated with them, will not result in increased fund redemptions, reduced sale of fund shares or other adverse consequences to the Funds. Further, although we believe proceedings are not likely to have a material adverse effect on the Funds or the ability of Ameriprise Financial or its affiliates to perform under their contracts with the Funds, these proceedings are subject to uncertainties and, as such, we are unable to estimate the possible loss or range of loss that may result. An adverse outcome in one or more of these proceedings could result in adverse judgments, settlements, fines, penalties or other relief that could have a material adverse effect on the consolidated financial condition or results of operations of Ameriprise Financial.

CUSTODIAN, TRANSFER, STOCKHOLDER SERVICE AND DIVIDEND PAYING AGENT AND OTHER SERVICE PROVIDERS

Custodian. JPMorgan Chase, N.A., serves as custodian for the Corporation’s portfolio securities and is located at 1 Chase Manhattan Plaza, New York, NY 10005. It also maintains, under the general supervision of the Manager, the accounting records and determines the net asset value for the Corporation.

Administration Services. Columbia Management Investment Advisers, LLC, 225 Franklin Street, Boston, Massachusetts 02110, provides or compensates others to provide administrative services to the funds in the Columbia Family of Funds, including the Corporation. These services include administrative, accounting, treasury, and other services.

Board Services Corporation. The Corporation has an agreement with Board Services Corporation (Board Services) located at 901 Marquette Avenue South, Suite 2810, Minneapolis, MN 55402. This agreement sets forth the terms of Board Services’ responsibility to serve as an agent of the funds in the Columbia Family of Funds, which includes the Corporation, for purposes of administering the payment of compensation to each independent Board member, to provide office space for use by the funds and their boards, and to provide any other services to the boards or the independent members, as may be reasonably requested.

Transfer, Stockholder Service and Dividend Paying Agent. Columbia Management Investment Services Corp. serves as the Corporation’s transfer, stockholder service and dividend paying agent. CMISC, located at 225 Franklin Street, Boston, Massachusetts 02110, performs certain recordkeeping functions for the Corporation, maintains the records of stockholder accounts and furnishes dividend paying and related services.

Independent Registered Public Accounting Firm. PricewaterhouseCoopers LLP, 225 South 6th Street, Minneapolis, MN 55402, serves as the Independent Registered Public Accounting Firm for the Corporation and in such capacity audits the Corporation’s annual financial statements and financial highlights for the period ended December 31, 2012. The financial statements for the periods ended December 31, 2009, 2010, and 2011 were audited by Ernst & Young LLP. The financial statements for periods ended on or before December 31, 2008 were audited by other auditors.

Report of Independent Registered Public Accounting Firm on

Financial Statement Schedule

To the Board of Directors and Stockholders of

Tri-Continental Corporation

Our audit of the financial statements as of December 31, 2012 referred to in our report dated February 21, 2013 appearing in the accompanying registration statement on Form N-2 of Tri-Continental Corporation also included an audit of the schedule listed under the caption “Senior Securities - $2.50 Cumulative Preferred Stock” appearing on page 8. The Senior Securities - $2.50 Cumulative Preferred Stock schedule for each of the years presented through December 31, 2008 was audited by other auditors whose report dated February 27, 2009, expressed unqualified opinions on the schedule. The Senior Securities - $2.50 Cumulative Preferred Stock schedule for each of the three years ended December 31, 2011 was audited by other auditors whose report dated February 22, 2012, expressed unqualified opinions on the schedule.

In our opinion, the Senior Securities - $2.50 Cumulative Preferred Stock schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/ PricewaterhouseCoopers LLP

Minneapolis, MN

February 21, 2013

PART C. OTHER INFORMATION

Item 25. Financial Statements and Exhibits.

1. Financial Statements.

Part A. Financial Highlights for the ten years ended December 31, 2012; Table for the ten years ended December 31, 2012 under the caption “Senior Securities—$2.50 Cumulative Preferred Stock.”

Part B. The required financial statements are included in the Corporation’s 2012 Annual Report, which is incorporated by reference into the Statement of Additional Information. These statements include: Portfolio of Investments at December 31, 2012; Statement of Assets and Liabilities at December 31, 2012; Statement of Capital Stock and Surplus at December 31, 2012; Statement of Operations for the year ended December 31, 2012; Statements of Changes in Net Investment Assets for the years ended December 31, 2012 and 2011; Notes to Financial Statements; Financial Highlights for the five years ended December 31, 2012; Report of Independent Registered Public Accounting Firm.

2. Exhibits. All Exhibits listed below are incorporated herein by reference, except those Exhibits marked with an asterisk (*) which are filed herewith.

(a)	Amended and Restated Charter of the Registrant. (Incorporated by reference to Registrant’s Amendment No. 27 to the Registration Statement on Form N-2 filed on April 16, 1998.)

(b)	Amended and Restated By-laws of the Registrant. (Incorporated by reference to Registrant’s Post-Effective Amendment No. 3 on Form N-2 filed on April 13, 2006).

(c)	Not Applicable.

(d)(1)	Specimen certificates of Common Stock. (Incorporated by reference to Registrant’s Amendment No. 1 to the Registration Statement on Form N-2 filed on March 6, 1981.)

(d)(2)	Specimen certificates of $2.50 Cumulative Preferred Stock. (Incorporated by reference to Registrant’s Amendment No. 1 to the Registration Statement on Form N-2 filed on March 6, 1981.)

(d)(3)	*Specimen of Warrant of the Registrant.

(d)(4)	Form of Subscription Certificate—Subscription Right for shares of Common Stock. (Incorporated by reference to Registrant’s Registration Statement on Form N-2 filed on September 17, 1992.)

(d)(5)	The Registrant’s Charter is the constituent instrument defining the rights of the $2.50 Cumulative Preferred Stock, par value $50, and the Common Stock of the Registrant. (Incorporated by reference to Registrant’s Amendment No. 27 to the Registration Statement on Form N-2 filed on April 16, 1998.)

(e)	Registrant’s Automatic Dividend Investment and Cash Purchase Plan is set forth in Registrant’s Prospectus which is filed as Part A of this Registration Statement.

(f)	Not Applicable.

(g)	Amended and Restated Investment Management Services Agreement between the Registrant and Columbia Management Investment Advisers, LLC. (Incorporated by reference to Registrant’s Post-Effective Amendment No. 10 on Form N-2 filed on April 8, 2011).

(h)	Not Applicable.

PART C. OTHER INFORMATION (continued)

(i)	Deferred Compensation Plan, adopted as of December 31, 2011, filed electronically on or about February 24, 2012 as Exhibit (f) to Registrant’s Post-Effective Amendment No. 52 to Registration Statement No. 333-131683 is incorporated by reference.

(j)	Form of Master Global Custody Agreement with JPMorgan Chase Bank, N.A. filed electronically on or about Dec. 23, 2008 as Exhibit (g) to RiverSource International Managers Series, Inc. Post-Effective Amendment No. 18 to Registration Statement No. 333-64010 is incorporated by reference.

(k)	Form of Amended and Restated Administrative Services Agreement between the Registrant and Columbia Management Investment Advisers, LLC. (Incorporated by reference to Registrant’s Post-Effective Amendment No. 10 on Form N-2 filed on April 8, 2011)

(l)	Opinion and Consent of Counsel. (Incorporated by reference to Registrant’s Amendment No. 33 to the Registration Statement on Form N-2 filed on April 22, 2003.)

(m)	Not Applicable.

(n)(1)	*Consent of Independent Registered Public Accounting Firm (PricewaterhouseCoopers LLP).

(n)(2)	*Consent of Independent Registered Public Accounting Firm (Ernst & Young LLP).

(o)	Not Applicable.

(p)	Not Applicable.

(q)(1)	The Seligman Roth/Traditional IRA Information Kit. (Incorporated by reference to Registrant’s Amendment No. 27 to the Registration Statement on Form N-2 filed on April 16, 1998.)

(q)(3)	Qualified Plan and Trust Basic Plan Document. (Incorporated by reference to Registrant’s Amendment No. 27 to the Registration Statement on Form N-2 filed on April 16, 1998.)

(q)(4)	Flexible Standardized 401(k) Profit Sharing Plan Adoption Agreement. (Incorporated by reference to Registrant’s Amendment No. 27 to the Registration Statement on Form N-2 filed on April 16, 1998.)

(q)(4)	Seligman Qualified Retirement Plan and Trust Defined Contribution Basis Plan. (Incorporated by reference to Registrant’s Post-Effective Amendment No. 3 on Form N-2 filed on April 13, 2006).

(q)(5)	Seligman Profit Sharing Plan Forms: Super Simplified Standardized Profit Sharing Plan; and Simplified Profit Sharing Plan. (Incorporated by reference to Registrant’s Post-Effective Amendment No. 3 on Form N-2 filed on April 13, 2006).

(q)(6)	Flexible Nonstandardized Safe Harbor 401(k) Profit Sharing Plan Adoption Agreement. (Incorporated by reference to Registrant’s Amendment No. 27 to the Registration Statement on Form N-2 filed on April 16, 1998.)

(r)(1)	Code of Ethics adopted under Rule 17j-1 for Registrant filed electronically on or about November 29, 2011 as Exhibit (p)(1) to Registrant’s Post-Effective Amendment No. 46 to Registration Statement No. 333-131683 is incorporated by reference.

(r)(2)	Code of Ethics adopted under Rule 17j-1 for Registrant’s investment adviser and principal underwriter, dated July 1, 2011, filed electronically on or about July 29, 2011 as Exhibit (p)(2) to Registrant’s Post-Effective Amendment No. 33 to Registration Statement No. 333-131683 is incorporated by reference.

(Other Exhibits)	(a) Directors Power of Attorney to sign Amendments to this Registration Statement, dated April 6, 2010, filed electronically on or about April 29, 2010 as Exhibit (q) to Columbia Funds Series Trust II Post-Effective Amendment No. 10 to Registration Statement No. 333-131683 is incorporated by reference.

Item 26.	Marketing Arrangements. Not Applicable.

Item 27.	Other Expenses of Issuance and Distribution.

Registration fees	$-0-
NYSE listing fees	-0-
Registrar fees	-0-
Legal fees	-0-
Accounting fees	-0-
Miscellaneous (mailing, etc.)	-0-

Item 28.	Persons Controlled by or Under Common Control with Registrant. Seligman Data Corp., a New York Corporation, is owned by the Registrant and certain associated investment companies. The Registrant’s investment in Seligman Data Corp. is recorded at a cost of $43,681.

Item 29.	Number of Holders of Securities.

As of March 31, 2012:

Title of Class	Number of Recordholders
$2.50 Cumulative Preferred	195
Common Stock	17,061
Warrants	85

Item 30.	Indemnification. Reference is made to the provisions of Article Eleventh of Registrant’s Amended and Restated Charter filed as an exhibit to Registrant’s Registration Statement on Form N-2 filed on April 16, 1998 and Article X of Registrant’s Amended and Restated By-laws filed as an exhibit to Registrant’s Post-Effective Amendment No. 3 on Form N-2 filed on April 13, 2006.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised by the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

PART C. OTHER INFORMATION (continued)

Item 31.	Business and Other Connections of Investment Adviser.

To the knowledge of the Registrant, none of the directors or officers of Columbia Management Investment Advisers, LLC (Columbia Management), the Registrant’s investment adviser, except as set forth below, are or have been, at any time during the Registrant’s past two fiscal years, engaged in any other business, profession, vocation or employment of a substantial nature.

Columbia Management, a wholly owned subsidiary of Ameriprise Financial, Inc., performs investment advisory services for the Registrant and certain other clients. Information regarding the business of Columbia Management and the directors and principal officers of Columbia Management is also included in the Form ADV filed by Columbia Management with the SEC pursuant to the Investment Advisers Act of 1940 (File No. 801-25943), which is incorporated herein by reference. In addition to their position with Columbia Management, certain directors and officers of Columbia Management also hold various positions with, and engage in business for, Ameriprise Financial, Inc. or its other subsidiaries. Prior to May 1, 2010, when Ameriprise Financial, Inc. acquired the long-term asset management business of Columbia Management Group, LLC from Bank of America, N.A., certain current directors and officers held various positions with, and engaged in business for, Columbia Management Group, LLC or other direct or indirect subsidiaries of Bank of America Corporation.

Item 32.	Location of Accounts and Records. The accounts, books and documents to be maintained by Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder are kept in the possession of Registrant’s investment adviser and administrator, Columbia Management Investment Advisers, LLC, at its offices at 100 Park Avenue, New York, NY 10017 and 225 Franklin Street, Boston, MA 02110 or at the following locations: (1) the offices of the Corporation’s Board of Directors at Board Services Corporation, 901 Marquette Avenue South, Suite 2810, Minneapolis, Minnesota 55402, (2) JPMorgan Chase Bank N.A., located at 1 Chase Manhattan Plaza, 19th Floor, New York, New York 10005, custodian of the Registrant’s cash and securities; (3) Columbia Management Investment Services Corp., located at 225 Franklin Street, 25th floor, Boston, MA 02110 and 10 Memorial Boulevard, 10th floor, Providence, RI 02903, as the sub-transfer and stockholder services agent, maintains stockholder records for the Registrant, and (4) Ameriprise Financial, Inc., 707 Second Avenue, South Minneapolis, MN 55402, and Iron Mountain Records Management, 920 and 950 Apollo Road, Eagan, MN 55121, 175 Bearfoot Road, Northborough, MA 01532 and 26 Parkway Drive, Scarbourough, ME 04074. Iron Mountain Records Management is an off-site storage facility housing historical records that are no longer required to be maintained on-site. Records stored at this facility include various trading and accounting records, as well as other miscellaneous records.

Item 33.	Management Services. Not Applicable.

Item 34.	Undertakings.

I. Registrant undertakes: to suspend the offering of shares until the prospectus is amended if (1) subsequent to the effective date of its registration statement, the net asset value declines more than 10% from its net asset value as of the effective date of the registration statement.

II. Registrant undertakes:

(a) to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement: (1) to include any prospectus required by Section 10(a)(3) of the 1933 Act; (2) to reflect in the prospectus any facts or events after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and (3) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

PART C. OTHER INFORMATION (continued)

(b) and that, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

III. Registrant undertakes: to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, the Registrant’s Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, and State of Massachusetts on the __9th            day of April, 2013.

TRI-CONTINENTAL CORPORATION

By:	/s/ J. Kevin Connaughton
J. Kevin Connaughton, President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on April __9th            , 2013.

Signature		Title

/s/ J. Kevin Connaughton J. Kevin Connaughton		President (Principal Executive Officer)

/s/ Michael G. Clarke Michael G. Clarke		Treasurer (Principal Financial and Accounting Officer)

Kathleen A. Blatz, Director	)
Pamela G. Carlton, Director	)
Patricia M. Flynn, Director	)
Stephen R. Lewis, Jr., Chairman of the Board and Director)
Catherine James Paglia, Director	)
Leroy C. Richie, Director	)
Alison Taunton-Rigby, Director	)	/s/ Scott R. Plummer
William F. Truscott, Director	)	Scott R. Plummer, Attorney in Fact

TRI-CONTINENTAL CORPORATION

FORM N-2

Post-Effective Amendment No. 12

EXHIBIT INDEX

Form N-2 Item No.	Description

Item 25(d)(3)	Specimen of Warrant of the Registrant.

Item 25(n)(1)	Consent of Independent Registered Public Accounting Firm (PricewaterhouseCoopers LLP).

Item 25(n)(2)	Consent of Independent Registered Public Accounting Firm (Ernst & Young LLP).